METALS

FREEPORT-McMoRan COPPER & GOLD INC.
2003 ANNUAL REPORT



THE GRASBERG OPEN-PIT COPPER AND GOLD MINE IN PAPUA, INDONESIA.

FREEPORT-McMoRan COPPER & GOLD INC.

Freeport-McMoRan Copper & Gold Inc. (FCX) conducts its operations through its subsidiaries, PT Freeport Indonesia, PT Puncakjaya Power, PT Irja Eastern Minerals and Atlantic Copper, S.A. PT Freeport Indonesia's operations in the Indonesian province of Papua include exploration and development, mining and milling of ore containing copper, gold and silver, and the worldwide marketing of concentrates containing those metals. PT Puncakjaya Power supplies power to PT Freeport Indonesia's operations. Eastern Minerals conducts mineral exploration activities in Papua. Atlantic Copper, FCX's wholly owned subsidiary in Huelva, Spain, and PT Smelting, PT Freeport Indonesia's 25-percent-owned smelter facility in the Indonesian province of East Java, are engaged in the smelting and refining of copper.

Our common stock trades on the New York Stock Exchange (NYSE) under the symbol "FCX."

SUMMARY FINANCIAL HIGHLIGHTS

Years Ended December 31,	2003	2002	2001	2000	1999
(In Thousands, Except Per Share Amounts)					
Revenues	$2,212,165	$1,910,462	$1,838,866	$1,868,610	$1,887,328
Operating income	823,308	640,137	542,926	492,293	578,316
Net income applicable to common stock	154,219	127,050	76,496	39,500	100,787
Diluted net income per common share	.97	.87	.53	.26	.61
At December 31:					
Total assets	4,718,366	4,192,193	4,211,929	3,950,741	4,082,916
Long-term debt, including current portion and short-term borrowings and redeemable preferred stock	2,228,330	2,488,393	2,801,104	2,665,030	2,635,766
Cash and restricted cash and investments	498,616	115,782	149,475	7,968	6,698
Stockholders' equity	775,984	266,826	104,444	37,931	196,880

TABLE OF CONTENTS

underground mine, part of the Grasberg minerals complex, develop skills for careers in one of the world's largest mining operations.



THE STRENGTH OF OUR METALS

THE STRENGTH OF OUR METALS

TO OUR SHAREHOLDERS:

In many ways, 2003 was a record year for the company and our shareholders. We sold 1.3 billion pounds of copper and 2.5 million ounces of gold net to the interests of PT Freeport Indonesia, our Indonesian mining affiliate. We reported revenues of $2.2 billion, the highest total ever, and record-low average annual unit cash production costs – a credit of ($0.02) per pound of copper, net of gold and silver credits. Our operating cash flows were $572 million, the fifth consecutive year of cash flows in excess of $500 million. We successfully completed a series of transactions to reduce debt, inclusive of cash and restricted investments, by $643 million – more than 27 percent – to improve our balance sheet and enhance our financial flexibility. Our Board initiated a common stock dividend in February and later increased it to $0.80 cents per share annually. The value of our common stock increased 150 percent during the year.

The year also included challenges and sadness for our Freeport family. On October 9, waste material on the south wall of the Grasberg open-pit mine failed and flowed to the bottom of the pit, and we regrettably lost eight of our coworkers. It was an unforeseeable, disheartening and humbling incident. We immediately went to the mine to offer our condolences and prayers to the families and to meet with our employees. A second, much smaller debris flow occurred in the same location on December 12. Although no one was hurt in this incident, to ensure the safety of our workers, we altered mine plan sequencing to accelerate mining of the south wall to facilitate safe access to high-grade ore areas in the mine. These changes reduced our mill throughput and concentrate production. We expect to return to these key ore areas in the second quarter of 2004 and be back to full production as soon as possible.

Even though we have always placed a high priority on safety and our safety record compares very favorably to U.S. and international statistics for the mining industry, our safety performance in 2003 was unacceptable. We have taken significant steps toward improving our safety and management efforts going into 2004.

Our outlook for 2004 and 2005 is very promising for two reasons: the strength of our employees' commitment and the strength of our metals. Our workforce in Indonesia is a close-knit family. In the wake of tragedy, we pulled together and faced the challenge with determination. For example, with the ore from the pit reduced, our underground mine team set numerous operating records, including a new daily production record of over 58,000 metric tons. We are proud of our workforce and our management team and consider them to be among the best in the world.

"The Strength of our Metals" is the theme for our 2003 Annual Report. Our Grasberg complex in Papua, Indonesia, contains the world's largest gold deposit and the second-largest copper deposit, all in one ore body. Moreover, it is a very young mine when compared to most other large mines. Since discovery of the Grasberg mine in 1988, the complex has already yielded an aggregate 16.6 billion pounds of copper and 25.8 million ounces of gold, including the share of our joint venture partner, Rio Tinto plc. However, at the end of 2003 the Grasberg complex still contains aggregate proven and probable reserves of 54.4 billion pounds of copper (39.7 billion pounds net to PT Freeport Indonesia) and 60.4 million ounces of gold (46.6 million ounces net to PT Freeport Indonesia). This gives us the ability to mine for decades to come based solely on reserves established as of 2003 –

Revenues
In millions of dollars



2,500
2,000
1,500
1,000
500
01 02 03

Operating Cash Flows
In millions of dollars



600
500
400
300
200
100
01 02 03

Net Income
In millions of dollars



200
150
100
50
01 02 03




James R. Moffett, Chairman of the Board (left) and Richard C. Adkerson, President and Chief Executive Officer (right), at the PT Freeport Indonesia mining operations in Papua, Indonesia.

and we continue to conduct exploration activities to supplement our reserves. In 2003, we added to our proven and probable reserves 1.6 billion pounds of copper and 600,000 ounces of gold net to PT Freeport Indonesia's interest.

Moreover, the value of our metals, copper and gold, is on the rise. Our 2003 results were achieved with average price realizations of $0.82 per pound of copper and $367 per ounce of gold. As we begin 2004, copper prices have rallied to well over $1 per pound and gold prices are around $400 per ounce. Many market analysts predict that in 2004 the demand for copper – and its price – will continue to be strong, reflecting substantial consumption growth in China and improving global economic activity; and that gold prices will continue to benefit from low interest rates and the weakness in the U.S. dollar. Because the ore in the Grasberg complex contains such significant quantities of both copper and gold, we can generate strong cash flows even during periods of low commodity prices, when other mining companies struggle; and realize even greater benefits when copper and gold prices are high. The presence of both major metals in our ore bodies makes us a low-cost leader, no matter how you look at us – either as a copper producer or as a gold producer.

Because of the mine sequencing changes we made for the safety of our workers, a portion of the higher grade ore previously forecast to be mined during the second half of 2004 is expected to be deferred to 2005. We currently project 2004 sales of 1.0 billion pounds of copper and 1.5 million ounces of gold net to our interest. Ore grades are expected to increase throughout the year, meaning that a significant portion of 2004 metal sales will occur in the second half of the year. This, together with a scheduled 45-day closing of our Atlantic Copper smelter for maintenance beginning in March, will adversely impact our financial results in the first half of 2004. The return to higher-grade ore, however, is projected to boost 2005 sales to 1.5 billion pounds of copper and 2.9 million ounces of gold net to our interest. Average annual sales volumes over the next five years are expected to approximate 1.34 billion pounds of copper and 2.2 million ounces of gold net to our interest. These sales levels, combined with our low-cost operations and the bright outlook for the prices of our metals, place us in a strong financial position. Because our capital expenditure requirements during this period will be relatively low, we anticipate generating substantial cash flows for debt reduction and shareholder returns.

In closing, we would like to express our heartfelt thanks to our employees and management team for their hard work and commitment, and to our Board of Directors for their strong support during these challenging times. Together, we will be able to continue our history of providing strong financial results and value for our shareholders.

Respectfully yours,

James R. Moffett
Chairman of the Board

Richard C. Adkerson
President and
Chief Executive Officer

March 1, 2004

OPERATIONS OVERVIEW

MINING AND MILLING

PT Freeport Indonesia's Grasberg mine and surrounding minerals complex is well known as one of the world's greatest ore bodies. It is one of the world's largest copper mines, contains the richest single deposit of gold, and positions FCX to be a leading supplier of copper and gold for decades to come. Because of the richness of the deposit, the good fortune of its "two metals in one mine" content, and world-class operating efficiencies, the company has consistently maintained its industry leading cost position. For 2003, PT Freeport Indonesia reported record-low average unit net cash production costs of a net credit of $(0.02) per pound of copper, compared with $0.08 per pound in 2002. In other words, our gold revenues more than offset our cash costs to produce copper. This "by-product" calculation – using the gold and silver we produce as a credit to offset our production costs – is consistent with industry standard reporting for cash costs. However, our operations would also be among the low-cost global leaders for both copper and gold separately if we allocated production costs based on relative revenues under the "co-product" method.

Mill throughput from production from PT Freeport Indonesia's mines averaged 203,000 metric tons of ore per day in 2003 and 235,600 metric tons of ore per day in 2002. PT Freeport Indonesia's Grasberg open-pit mine averaged 155,700 metric tons of ore per day in 2003 and 194,500 metric tons of ore per day in 2002. The lower mill throughput rate and lower production volumes for the full-year 2003 reflect the impact of the Grasberg open pit slippage events in the fourth quarter of 2003 and the subsequent clean-up efforts.

Production from PT Freeport Indonesia's Deep Ore Zone (DOZ) underground mine nearly doubled last year, with an average of 40,500 metric tons of ore per day during 2003 compared with 21,800 metric tons of ore per day for 2002. DOZ operations continue to





perform above design capacity of 35,000 metric tons of ore per day and PT Freeport Indonesia is completing studies to increase the capacity of the DOZ mine to 50,000 metric tons of ore per day, which would make it one of the world's largest underground operations.

Copper recovery rates for the full year 2003 were 89.0 percent, compared with 88.5 percent for the 2002 period. Gold was recovered at a rate of 87.3 percent for 2003, compared with 88.4 percent for the year before.

Copper sales volumes declined 15 percent to 1.3 billion pounds in 2003 from 1.5 billion pounds in 2002 because of lower copper ore grades, production and mill throughput. Gold sales volumes increased eight percent to 2.5 million ounces in 2003 from 2.3 million ounces in 2002 because of higher gold ore grades partly offset by lower mill throughput.



A SEMI-AUTOGENOUS GRINDING MILL in PT Freeport Indonesia's concentrating complex was a workhorse in 2003 – contributing to the 1.3 billion pounds of copper and 2.5 million ounces of gold produced at record low average unit net cash costs.

As a result of the mine sequencing changes at the open pit, a portion of the higher grade ore previously forecast to be mined in 2004 is expected to be deferred to future periods, with the substantial majority of the deferred ore expected to be mined in 2005. We estimate 2004 production to be 1.0 billion pounds of copper and 1.5 million ounces of gold, and 2005 production to be 1.5 billion pounds of copper and 2.9 million ounces of gold.

Net Cash Production Costs (Credits) Per Pound of Copper
In cents (By-Product Method)


90
80
70
60
50
40
30
20
10
0
-10
98
99
00
01
02
03

Cash Costs per Pound of Copper
Average Cash Costs of Other Mines was 46¢ (2002)
Average Realized Sales Price for Copper was 82¢ per Pound (2003)

2003 Unit Cost Summary

	By-Product Method	Co-Product Method*		
		Copper	Gold	Silver
	(¢/lb)	(¢/lb)	($/oz)	($/oz)
Site Production and Delivery	48¢	26¢	$113	$1
Gold and Silver Credits	(70)	-	-	-
Treatment Charges	18	10	42	1
Royalty on Metals	2	1	5	-
Net Cash Production Costs (Credits)	(2)¢	37¢	$160	$2

*Note: Allocations for co-product method based on 2003 revenues.

FLEXIBILITY AND RESILIENCY



PRODUCTION AT THE DOZ UNDERGROUND MINE nearly doubled in 2003, with an average of 40,500 metric tons of ore per day. PT Freeport Indonesia is completing studies to increase capacity of the DOZ mine to 50,000 metric tons of ore per day.

Copper and gold are both known for properties of flexibility, pliability and resiliency. Strong, yes – but the metals are able to bend, to conduct electricity and to serve multiple applications. We believe that our business has shown similar properties. During 2003, we completed a series of important steps to improve our balance sheet and enhance our financial flexibility. With a goal of improving our financial position, we completed a number of transactions and balance sheet improvements, including the conversion of $311.1 million of FCX's 8 1/4% Convertible Senior Notes into 21.8 million shares of common stock and FCX's 7% Step-Up Convertible Preferred Stock into 11.5 million shares of common stock.

These transactions, together with our strong free cash flows, helped to reduce our debt, including the change in cash and restricted investments, by $642.9 million for the year. Recognizing our flexibility and resiliency, FCX's Board of Directors increased our annual common stock dividend to $0.80 per share and authorized a new 20-million-share, open-market purchase program.

Operating cash flows for 2003 totaled $572.1 million. In each of the last five years, FCX has generated in excess of $500 million in operating cash flows with average prices of $0.76 per pound for copper and $298 per ounce for gold, substantially lower than current price levels. Based on our average annual sales volumes anticipated over the next five years of 1.34 billion pounds of copper and 2.2 million ounces of gold, each $0.10 per pound change in copper prices approximates $70 million in annual cash flows and each $25 per ounce change in gold prices approximates $28 million. Future copper and gold prices will be a large factor in determining our future cash flows, but our low-cost position provides us with the ability to generate significant cash flows during periods of low prices, with upside to higher prices.

Operating Cash Flows and Capital Expenditures

Average Annual Cash Flows of Over $530 Million
In millions of dollars


$600
$500
$400
$300
$200
$100
96 97 98 99 00 01 02 03
$1.02/ $391
94¢/ $346
73¢/ $291
75¢/ $277
82¢/ $276
69¢/ $269
71¢/ $312
82¢/ $367

Realized copper/gold prices
Operating Cash Flows   Capital Expenditures

Significant Debt Reduction

Nearly $1.2 Billion in Reductions in Last 3 Years
FCX Ending Debt (net of cash and restricted cash and investments)
In billions of dollars


$2.9*
Over 40% Decrease
$1.73
$3.5
$3.0
$2.5
$2.0
$1.5
$1.0
$0.5
2000
2003

* Includes $253 million of debt guaranteed in 2000 which was subsequently assumed and repaid.

SMELTING AND REFINING

FCX's investment in smelters serves as an important role in its concentrate marketing strategy. Through downstream integration, FCX assures placement of a significant portion of its concentrate production and operating hedges for treatment and refining charges. While currently low smelter treatment and refining charges have adversely affected the operating results of FCX's smelter operations, they benefited operating results of its mining operations.

Atlantic Copper, FCX's wholly owned Spanish smelting unit, treated 964,400 metric tons of concentrates and scrap in 2003, compared with a record 1,016,700 metric tons in 2002. Sales of refined copper in the form of cathode, wire rod and wire totaled 546.8 million pounds. Sales of unrefined anodes were 97.0 million pounds of new copper. Atlantic's unit cash production costs for cathodes totaled $0.16 per pound, an increase from $0.12 per pound for the previous year, which was mostly the result of a stronger euro currency.

PT Smelting, PT Freeport Indonesia's 25-percent-owned Indonesian smelting unit, treated a record 824,800 metric tons of concentrates in 2003 compared to 719,600 metric tons in the year-ago period. Copper cathode cash production costs totaled $0.10 per pound for 2003, a reduction from $0.14 in 2002, making PT Smelting one of the lowest-cost smelters in the world.

PT Freeport Indonesia Copper and Gold Sales Volumes
Net Share of Metal Sales, 2003-2008

Copper in millions of recoverable pounds; Gold in thousands of recoverable ounces


1,500
1,250
1,000
750
500
250
03
04e
05e
06e
07e
08e
Copper
e = estimate


3,000
2,500
2,000
1,500
1,000
500
03
04e
05e
06e
07e
08e
Gold
e = estimate

CONCENTRATE CONTAINING COPPER, GOLD AND SILVER, included in the slurry shown at right, is shipped from PT Freeport Indonesia's operations to smelters around the world, including FCX's affiliate Atlantic Copper, and PT Freeport Indonesia's 25-percent-owned PT Smelting.



DURABILITY AND LONGEVITY

RESERVES AND EXPLORATION

PT Freeport Indonesia's geologists and mine planning personnel continue to focus on expanding geologic reserves by drilling and exploring the proven mineral-rich Block A exploration area of our Contract of Work. During 2003, additions to the aggregate proven and probable reserves of the Grasberg complex totaled approximately 185.5 million metric tons of ore representing increases of 2.6 billion recoverable pounds of copper, 1.0 million recoverable ounces of gold and 16.8 million recoverable ounces of silver. At the end of 2003, PT Freeport Indonesia's share of reserves totaled 39.7 billion recoverable pounds of copper, 46.6 million recoverable ounces of gold and 116.8 million recoverable ounces of silver, providing us with substantial production for years to come.

While field exploration remains suspended outside of Block A, evaluation of previously drilled core from our 2.2 million acres in PT Freeport Indonesia's Block B, Eastern Minerals' and Nabire Bakti Mining's Contract of Work areas continues. All of these exploration areas lie on a highly prospective mineral trend that extends throughout the central highlands of the island of New Guinea, along the collision of the Indo-Australian and Pacific tectonic plates.



PT FREEPORT INDONESIA'S GEOLOGISTS and mine planning experts focus on expanding geologic reserves in our minerals-rich Contract of Work areas in Papua.

Our long-lived reserves have provided strength in a number of ways. Because of the unique nature of the area in which we operate, our exploration team is able to focus on expanding areas that are already proven rich in minerals, using common infrastructure and in synergy with our operating groups.

Because our Grasberg open pit reserves are fully developed, our capital expenditures are low relative to our overall cash flows. Our overall capital expenditures totaled $139.2 million in 2003 and are estimated to average approximately $130 million per year over the next five years.

Annual Report on Form 10-K

A detailed discussion of our operations and financial matters, including our audited financial statements, is included in this report. We invite you to review "Management's Discussion and Analysis," as well as the financial statements in the following pages. If you have any questions or would like additional information about FCX or its affiliates, please contact our Investor Relations Department, 1615 Poydras Street, New Orleans, LA 70112, (504) 582-4000; or access our web site, www.fcx.com.



Grasberg Reserves Profile – Copper
In billions of pounds


80
70
60
50
40
30
20
10
0
Grasberg
Discovery
1988
39.7
1973
1983
1993
2003

Reserves Plus Historical Production Since 1988
Total Copper Reserves
PT Freeport Indonesia's Share

Grasberg Reserves Profile – Gold
In millions of ounces


80
70
60
50
40
30
20
10
0
Grasberg
Discovery
1988
46.6
1973
1983
1993
2003

Reserves Plus Historical Production Since 1988
Total Gold Reserves
PT Freeport Indonesia's Share



ECONOMIC, ENVIRONMENTAL AND SOCIAL OVERVIEW

At Freeport-McMoRan Copper & Gold Inc. (FCX), we are fully committed to working toward sustainable development through our operations and programs. Sustainable development balances economic, social and environmental issues to meet the needs of the present without compromising the ability of future generations to meet their own needs.

The copper we produce is needed throughout the world for modern development. Like most industrial activities, our mining operations impact the environment and nearby communities. To work toward sustainability, we are committed to minimizing and mitigating negative environmental impacts and to maximizing positive economic and social development results, now and in the future. In partnership with governments and the local communities, we seek to continually improve our performance in this area.

Demonstrating the strength of our commitment, we spent $93 million on sustainable development programs in our mining operations area during 2003, including $52 million on environmental management and $41 million on social development.

PT FREEPORT INDONESIA

Financial Benefits to Indonesia

(In millions of dollars)	2003	1992-2003
Taxes, Royalties, Fees and Other Payments	$ 329	$ 2,347
Total Direct and Indirect Benefits*	$ 3,000	$ 30,000

*Institute for Economics and Social Research, Faculty of Economics, University of Indonesia, 2003 Study (multiplier effect of PT Freeport Indonesia contributions).

ECONOMIC DEVELOPMENT

PT Freeport Indonesia, our Indonesian mining affiliate, provides substantial economic benefits for the economies of the province of Papua and the Republic of Indonesia. This includes direct benefits through the payment of taxes, royalties, fees and other support; and indirect benefits through salaries to employees, the purchase of goods and services and investments in infrastructure such as roads, a port, an airport, electrification and communications systems, schools, hospitals and community facilities.

Highlights

- In 2003, we provided direct benefits to the Republic of Indonesia of $329 million through the payment of taxes, royalties and fees. Since 1992, these direct benefits have totaled $2.3 billion.
- In 2003, we commissioned the Institute For Economics and Social Research, Faculty of Economics, University of Indonesia, to study the multiplier effect of PT Freeport Indonesia's direct and indirect contributions. The study found that our total economic benefit to Indonesia in 2003, including indirect benefits, was $3 billion.
- The University of Indonesia study found that from 1992-2003, our total positive economic impact for Indonesia was $30 billion, almost 2 percent of the whole gross domestic product of Indonesia, and more than 58 percent of the gross domestic product of Papua.
- We are the largest private employer in Papua and one of the largest in Indonesia. At the end of 2003, PT Freeport Indonesia directly employed approximately 7,800 people, with another 1,600 contract workers employed by companies that provide services exclusively to PT Freeport Indonesia. Of this total of 9,400 employees, approximately 2,500, or 27 percent, are Papuans.
- PT Freeport Indonesia's operations support additional employment through privatized companies




PT FREEPORT INDONESIA'S IMPACT ON THE REPUBLIC OF INDONESIA AND THE PROVINCE OF PAPUA is measured in more ways than the hundreds of millions of dollars in taxes paid or thousands of jobs provided. Community partnerships (children's programs pictured above left), public health initiatives (Banti hospital pictured above right), education and economic development initiatives represent the company's commitment in action.

and other contractors, bringing the total of those employed by or serving PT Freeport Indonesia to approximately 18,300.

ENVIRONMENTAL MANAGEMENT

We are committed to minimizing the impact of our operations on the surrounding environment and to reclaiming or revegetating affected land. Through our comprehensive Environmental Policy, we commit to sound environmental management and practices, to providing adequate resources to fulfill our responsibility, to comprehensive monitoring that determines our effectiveness and to continuous improvement of our performance. This policy is available on our web site (www.fcx.com).

Highlights

- For 2003, our comprehensive long-term monitoring program included the collection of approximately 6,500 environmental samples and approximately 44,000 analyses, which included aquatic biology, aquatic tissue, plant tissue, mine water, surface water, ground water, sanitary wastewater, river sediments and tailings.
- Sampling in 2003 continued to show that the water in the river that transports the tailings from the highlands meets the Indonesian and U.S. Environmental Protection Agency drinking water standards for dissolved metals.
- Data from biological sampling continue to demonstrate that the estuaries downstream of the tailings deposition area are functioning ecosystems based both on the number of species and the number of specimens collected of nektonic, or free-swimming, organisms such as fish and shrimp.
- Comprehensive, ongoing scientific studies on land reclamation and revegetation in both the highlands and the lowlands areas continue to demonstrate that native species are easily re-established in the highlands and that native species as well as agricultural crops grow well in the lowlands on soil containing tailings, the finely ground natural rock residue from our milling process.



NATIVE SPECIES of grasses, shrubs and trees revegetate large sections of the Ajkwa Deposition Area, offering a thriving ecosystem for birds and other animals. Other portions of the tailings sediment deposition area are being actively reclaimed with trees and cash crops.

- In 2003, the International Certification Services Division of Société Générale de Surveillance (SGS) conducted an environmental management system audit of PT Freeport Indonesia and verified it is in compliance with the ISO 14001 standards and remains certified. ISO (International Standardization Organization) 14001 is an international standard that provides for effective environmental management.

SOCIAL DEVELOPMENT

We are committed through our Social, Employment and Human Rights Policy to building and maintaining positive relationships with our Papuan neighbors by providing opportunities for social, educational and economic development, and by supporting comprehensive, modern medical care and public health programs. The policy also commits us to conducting our operations in a manner consistent with the Universal Declaration of Human Rights. This policy is available on our web site (www.fcx.com).

Highlights

- Since 1996, PT Freeport Indonesia and our joint venture partner have committed one percent of our mining revenues to benefit the local community through the Freeport Partnership Fund for Community Development. Contributions, including those of our joint venture partner, were approximately $22 million in 2003, and the total contributions to the fund are nearly $132 million since inception.
- For Papuans in our operations area, the Partnership Fund has built two modern hospitals and supports comprehensive public health programs. It has built schools, community facilities and housing and has provided scholarships, training and business opportunities.
- In its December 1, 2003 issue, *Business Week* magazine published the results of its survey ranking America's most philanthropic companies and listed Freeport-McMoRan Copper & Gold Inc. as America's most philanthropic company in terms of cash given as a percentage of revenues. This is largely due to the Partnership Fund.
- We endorsed the joint U.S. Department of State – British Foreign Office Voluntary Principles on Human Rights and Security, and have given the lead role in developing and monitoring company policy on human rights to Judge Gabrielle Kirk McDonald, former President of the International Criminal Tribunal for the former Yugoslavia and an Advisory Director on our Board of Directors.
- To measure the effectiveness of our programs and to find ways to improve them, we have engaged during 2004 the International Center for Corporate Accountability to audit the implementation of our Social, Employment and Human Rights Policy.

ATLANTIC COPPER, S.A.

In 2003, the Environmental Management Systems at Atlantic Copper's operations in Huelva, Córdoba and Barcelona were audited by the Spanish Association for Standardization and Certification (AENOR), in accordance with the ISO 14001:96 international certification standard and the European Union Environmental, Eco-Management and Eco-Auditing

PT Freeport Indonesia Papuan Employees


2,000
1,500
1,000
500
97
98
99
00
01
02
03
Goal
Actual

Papuan Professional Staff


200
150
100
50
97
98
99
00
01
02
03
Goal
Actual

(EMAS) Regulation No. 761/2001. Atlantic Copper received positive results from the audits, which are required annually to retain the ISO 14001 certification that Atlantic Copper first achieved in 1999.

In February 2003, Atlantic Copper and the Andalusian Regional Government entered into a Voluntary Agreement for Sustainable Development that establishes a plan for Atlantic Copper to achieve compliance with the new European Union requirements of the Integrated Pollution Prevention and Control Program (IPPC). The agreement establishes Atlantic Copper as a leader within its sector in moving to implement this program, to be required of all industries in the European Union by October 30, 2007.



THE 75-BED MIMIKA COMMUNITY HOSPITAL was built with funds from the Freeport Partnership Fund for Community Development. PT Freeport Indonesia and our joint venture partner contributed $22 million to the fund in 2003 for health, education, community facilities and business development in the local indigenous community.

For our full report, "Working Toward Sustainable Development, 2003 Economic, Environmental and Social Report," please see our web site (www.fcx.com), e-mail us at FMS_Communications@fmi.com, or contact the Communications Department, 1615 Poydras Street, New Orleans, LA 70112, telephone 1-800-535-7094.



BOARD OF DIRECTORS AND MANAGEMENT

BOARD OF DIRECTORS

James R. Moffett, 1992 †
Chairman of the Board
Freeport-McMoRan Copper & Gold Inc.

Robert J. Allison, Jr., 2001 (2, 3, 4)
Chairman of the Board
Anadarko Petroleum Corporation

R. Leigh Clifford, 2000 (4)
Chief Executive
Rio Tinto plc and Rio Tinto Limited

Robert A. Day, 1995 (1, 3)
Chairman of the Board and
Chief Executive Officer
The TCW Group, Inc.

Gerald J. Ford, 2000 (1, 3)
Chairman of the Board
Liberté Investors Inc.

H. Devon Graham, Jr., 2000 (1, 2)
President
R.E. Smith Interests

Oscar Y.L. Groeneveld, 1999 (4)
Chief Executive, Copper Group
Rio Tinto plc and Rio Tinto Limited

J. Bennett Johnston, 1997 (4)
Chairman
Johnston & Associates, LLC and
Johnston Development Co. LLC
Former United States Senator

Bobby Lee Lackey, 1995 (2, 4)
Consultant

B. M. Rankin, Jr., 1995 (4)
Vice Chairman of the Board
Freeport-McMoRan Copper & Gold Inc.
Private Investor

Dr. J. Taylor Wharton, 1995 (2, 4)
Special Assistant to the President for
Patient Affairs
Professor, Gynecologic Oncology
The University of Texas
M.D. Anderson Cancer Center

Advisory Directors

Gabrielle K. McDonald
Judge, Iran-United States Claims Tribunal
Special Counsel on Human Rights to the
Chairman of the Board
Freeport-McMoRan Copper & Gold Inc.

J. Stapleton Roy
Managing Director
Kissinger Associates, Inc.
Former United States Ambassador
to Indonesia

Director Emeritus

Dr. Henry A. Kissinger
Chairman
Kissinger Associates, Inc.

†Year Joined Board

ADVISORY DIRECTORS: The Board established the position of Advisory Director in 2004. Advisory Directors provide general policy advice as requested by the Board.

BOARD COMMITTEES: The Board has established the following committees to provide for effective direction and management of the Company's business: (1) Audit; (2) Corporate Personnel; (3) Nominating and Corporate Governance; and (4) Public Policy.

The Audit Committee assists the Board in fulfilling the Board's oversight responsibilities by monitoring (a) the Company's continuing development and performance of its system of financial reporting, auditing, internal controls and legal and regulatory compliance, (b) the operation and integrity of the system, (c) performance and qualifications of the Company's independent (external) and internal auditors and (d) the independence of the Company's independent auditors.

The Corporate Personnel Committee sets the compensation of the chief executive officer and senior management, and administers the Company's annual incentive, long-term incentive and stock option plans.

The Nominating and Corporate Governance Committee recommends individuals to the board for nomination as directors for election by stockholders as well as monitors and makes recommendations to the Board concerning corporate governance matters.

The Public Policy Committee oversees the Company's (a) governmental and community relations and information programs, (b) compliance programs relating to the Company's social, employment and human rights policies, (c) safety and environmental programs, and (d) charitable and philanthropic contributions.

MANAGEMENT

James R. Moffett
Chairman of the Board

Richard C. Adkerson
President and Chief Executive Officer

Michael J. Arnold
Chief Administrative Officer

Mark J. Johnson
Senior Vice President and
Chief Operating Officer

Kathleen L. Quirk
Senior Vice President,
Chief Financial Officer and Treasurer

OPERATING UNITS

PT Freeport Indonesia
Executive Management Committee

Adrianto Machribie
President Director

Michael J. Arnold
Executive Vice President, Chief Financial
Officer and Chief Administrative Officer

David R. Potter
Executive Vice President, Exploration

Hermani Soepraptc
Executive Vice President and
General Manager

Richard E. Coleman
Senior Vice President, Operations

Andre Burhanudin
Senior Vice President,
Coordinating Executive

PT Irja Eastern Minerals
Adrianto Machribie
President Director

Atlantic Copper, S.A.
Javier Targhetta
President

ADMINISTRATION AND FINANCE

William L. Collier III
Vice President, Communications

Lynne M. Cooney
Vice President, Assistant to the Chairman

Dean T. Falgoust
Vice President and General Counsel

W. Russell King
Senior Vice President,
International Relations and Federal
Government Affairs

George D. MacDonald
Vice President, Exploration

D. James Miller
Vice President, Safety and
Environmental Affairs

Nancy D. Parmelee
Vice President and Controller-Operations

C. Donald Whitmire, Jr.
Vice President and
Controller-Financial Reporting

Legal Counsel
Jones, Walker, Waechter,
Poitevent, Carrère & Denègre, L.L.P.

Internal Auditors
Deloitte & Touche LLP

TABLE OF CONTENTS

REPORT OF MANAGEMENT

Freeport-McMoRan Copper & Gold Inc. (the Company) is responsible for the preparation of the financial statements and all other information contained in this Annual Report. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States and include amounts that are based on management's informed judgments and estimates.

The Company maintains a system of internal accounting controls designed to provide reasonable assurance at reasonable costs that assets are safeguarded against loss or unauthorized use, that transactions are executed in accordance with management's authorization and that transactions are recorded and summarized properly. The system was tested and evaluated on a regular basis through December 31, 2003, by the Company's internal auditors, PricewaterhouseCoopers LLP. The Company engaged Deloitte & Touche LLP in 2004 to act as its internal auditors. In accordance with auditing standards generally accepted in the United States, the Company's independent auditors, Ernst & Young LLP, have developed an overall understanding of our accounting and financial controls and have conducted other tests as they consider necessary to support their opinion on the financial statements.

The Board of Directors, through its Audit Committee composed solely of non-employee directors, is responsible for overseeing the integrity and reliability of the Company's accounting and financial reporting practices and the effectiveness of its system of internal controls. Ernst & Young LLP and the Company's internal auditors meet regularly with, and have access to, this committee, with and without management present, to discuss the results of their audit work.

Richard C. Adkerson
President and
Chief Executive Officer

Kathleen L. Quirk
Senior Vice President,
Chief Financial Officer
and Treasurer

SELECTED FINANCIAL AND OPERATING DATA

Years Ended December 31,	2003	2002	2001	2000	1999
(Financial Data in Thousands, Except Per Share Amounts)					
FCX CONSOLIDATED FINANCIAL DATA					
Revenues	$2,212,165	$1,910,462	$1,838,866	$1,868,610	$1,887,328
Operating income	823,308	640,137	542,926	492,293	578,316
Net income before cumulative effect of changes in accounting principles	169,812[a]	130,099	76,496	39,500	100,787
Cumulative effect of changes in accounting principles, net	(15,593)[b]	(3,049)[c]	—	—	—
Net income applicable to common stock	154,219[a]	127,050	76,496	39,500	100,787
Pro forma net income, assuming accounting changes are applied retroactively	169,307[a,b]	129,635[c]	104,847	42,610	105,052
Basic net income per common share	.99[a,b]	.88[c]	.53	.26	.62
Diluted net income per common share:					
Applicable to common stock	.97[a,b]	.87[c]	.53	.26	.61
Pro forma, assuming accounting changes are applied retroactively	1.06[a,b]	.89[c]	.72	.28	.64
Dividends paid per common share	.27	—	—	—	—
Basic average shares outstanding	155,805	144,649	143,952	153,997	163,613
Diluted average shares outstanding	159,102	146,418	144,938	154,519	164,567
At December 31:					
Cash and restricted cash and investments	498,616	115,782	149,475	7,968	6,698
Property, plant, equipment and development costs, net	3,261,697	3,320,561	3,409,687	3,230,564	3,363,291
Total assets	4,718,366	4,192,193	4,211,929	3,950,741	4,082,916
Long-term debt, including current portion and short-term borrowings	2,228,330[b]	2,038,390	2,338,600	2,190,025	2,148,259
Redeemable preferred stock	—[b]	450,003	462,504	475,005	487,507
Stockholders' equity	775,984	266,826	104,444	37,931	196,880
PT FREEPORT INDONESIA OPERATING DATA, NET OF RIO TINTO'S INTEREST					
Copper (recoverable)					
Production (000s of pounds)	1,291,600	1,524,200	1,393,400	1,388,100	1,428,100
Production (metric tons)	585,900	691,400	632,000	629,600	647,800
Sales (000s of pounds)	1,295,600	1,522,300	1,399,100	1,393,700	1,441,000
Sales (metric tons)	587,700	690,500	634,600	632,200	653,600
Average realized price per pound	$ .82	$ .71	$ .69	$ .82	$ .75
Gold (recoverable ounces)					
Production	2,463,300	2,296,800	2,634,900	1,899,500	2,379,100
Sales	2,469,800	2,293,200	2,644,800	1,921,400	2,423,900
Average realized price per ounce	$ 366.60[d]	$ 311.97	$ 269.24	$ 276.06	$ 276.53
Silver (recoverable ounces)					
Production	4,112,700	4,121,100	3,771,500	3,542,400	3,444,500
Sales	4,126,700	4,116,100	3,782,600	3,542,300	3,479,600
Average realized price per ounce	$ 5.15	$ 4.66	$ 4.80	$ 4.98	$ 5.21
ATLANTIC COPPER OPERATING DATA					
Concentrate and scrap treated (metric tons)	964,400	1,016,700	891,100	916,300	949,400
Anodes					
Production (000s of pounds)	640,000	657,000	617,300	639,100	647,100
Production (metric tons)	290,300	298,000	280,000	289,900	293,500
Sales (000s of pounds)	97,000	101,200	87,500	80,600	84,300
Sales (metric tons)	44,000	45,900	39,700	36,600	38,200
Cathodes					
Production (000s of pounds)	544,700	552,200	518,700	567,900	556,600
Production (metric tons)	247,100	250,500	235,300	257,600	252,500
Sales (including wire rod and wire) (000s of pounds)	546,800	556,500	549,800	562,300	558,500
(metric tons)	248,000	252,400	249,400	255,100	253,300
Gold sales in anodes and slimes (ounces)	929,700	813,900	831,300	605,700	792,700
Cathode cash production cost per pound before hedging[e]	$ .16	$ .12	$ .14	$ .11	$ .13

SELECTED FINANCIAL AND OPERATING DATA

Years Ended December 31,	2003	2002	2001	2000	1999
PT SMELTING OPERATING DATA, 25%-OWNED BY PT FREEPORT INDONESIA					
Concentrate treated (metric tons)	824,800	719,600	702,900	582,200	436,000
Anodes					
Production (000s of pounds)	545,500	465,700	479,400	383,200	279,400
Production (metric tons)	247,400	211,200	217,500	173,800	126,700
Sales (000s of pounds)	64,600	33,000	10,100	33,100	50,300
Sales (metric tons)	29,300	15,000	4,600	15,000	22,800
Cathodes					
Production (000s of pounds)	492,400	424,100	468,400	349,200	200,100
Production (metric tons)	223,300	192,400	212,500	158,400	90,800
Sales (000s of pounds)	493,500	424,100	468,800	349,700	193,800
Sales (metric tons)	223,800	192,400	212,600	158,600	87,900
Cathode cash production cost per pound[e]	$ .10	$ .14	$ .12	$ .13	$ .12
PT FREEPORT INDONESIA, 100% OPERATING DATA					
Ore milled (metric tons per day)	203,000	235,600	237,800	223,500	220,700
Average ore grade					
Copper (percent)	1.09	1.14	1.00	1.07	1.12
Gold (grams per metric ton)	1.54	1.24	1.41	1.10	1.37
Gold (ounce per metric ton)	.050	.040	.045	.035	.044
Silver (grams per metric ton)	4.03	3.60	3.20	2.97	2.78
Silver (ounce per metric ton)	.130	.116	.103	.095	.089
Recovery rates (percent)					
Copper	89.0	88.5	86.9	88.2	84.6
Gold	87.3	88.4	89.5	84.3	83.7
Silver	61.3	61.3	59.0	60.0	63.4
Copper (recoverable)					
Production (000s of pounds)	1,522,900	1,839,000	1,594,200	1,636,700	1,630,700
Production (metric tons)	690,800	834,200	723,100	742,400	739,700
Sales (000s of pounds)	1,527,700	1,836,800	1,600,900	1,643,500	1,647,800
Sales (metric tons)	693,000	833,200	726,200	745,500	747,400
Gold (recoverable ounces)					
Production	3,163,900	2,938,800	3,488,100	2,362,600	2,993,100
Sales	3,171,500	2,934,000	3,498,300	2,387,300	3,047,100
Silver (recoverable ounces)					
Production	4,978,600	4,922,900	4,264,300	3,833,200	3,781,300
Sales	4,994,000	4,916,000	4,280,400	3,847,700	3,829,400

The selected consolidated financial data shown above is derived from our audited financial statements. These historical results are not necessarily indicative of results that you can expect for any future period. You should read this data in conjunction with management's discussion and analysis and our full financial statements and notes thereto contained in this annual report.

a. Includes losses on early extinguishment and conversion of debt totaling $34.6 million ($31.9 million to net income or $0.20 per share).

b. Effective January 1, 2003, we adopted Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations," and recorded a $9.1 million ($0.06 per share) cumulative effect gain. Effective July 1, 2003, we adopted SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," and recorded a $24.7 million ($0.16 per share) cumulative effect charge. Our mandatorily redeemable preferred stock was classified as debt effective July 1, 2003. SFAS No. 150 does not allow restatement of prior periods. See "Management's Discussion and Analysis" and Note 1 of "Notes to Consolidated Financial Statements."

c. Effective January 1, 2002, we changed our methodology used in the determination of depreciation associated with PT Freeport Indonesia's mining and milling life-of-mine assets. See "Management's Discussion and Analysis" and Note 1 of "Notes to Consolidated Financial Statements."

d. Amount was $357.61 before hedging gain resulting from redemption of FCX's Gold-Denominated Preferred Stock.

e. For a reconciliation of cathode cash production costs per pound to production costs applicable to sales reported in FCX's consolidated financial statements refer to "Product Revenues and Production Costs" in "Management's Discussion and Analysis."

MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

In management's discussion and analysis, "we," "us" and "our" refer to Freeport-McMoRan Copper & Gold Inc. (FCX) and its consolidated subsidiaries. References to "aggregate" amounts mean the total of our share and Rio Tinto's share as our joint venture partner. The results of operations reported and summarized below are not necessarily indicative of future operating results. The following discussion should be read together with our financial statements and the related notes.

We are one of the world's largest copper and gold mining and production companies in terms of reserves and production. We are also one of the lowest cost copper producers in the world, after taking into account credits for related gold and silver production. Our principal asset is the Grasberg mine, which we discovered in 1988. Grasberg contains the largest single gold reserve and one of the largest copper reserves of any mine in the world.

We operate through our majority-owned subsidiaries, PT Freeport Indonesia and PT Puncakjaya Power, and through PT Irja Eastern Minerals and Atlantic Copper, S.A., our principal wholly owned subsidiaries. We acquired an 85.7 percent ownership in Puncakjaya Power in July 2003. Puncakjaya Power supplies power to PT Freeport Indonesia's operations (see Note 2 of "Notes to Consolidated Financial Statements"). Eastern Minerals conducts mineral exploration activities (currently suspended) in Papua, Indonesia. Atlantic Copper's operations are in Spain and involve the smelting and refining of copper concentrates and the marketing of refined copper products and precious metals in slimes. PT Freeport Indonesia owns a 25 percent interest in PT Smelting, an Indonesian company which operates a copper smelter and refinery in Gresik, Indonesia.

PT Freeport Indonesia, our principal operating subsidiary, operates under an agreement, called a Contract of Work, with the Government of Indonesia. The Contract of Work allows us to conduct exploration, mining and production activities in a 24,700-acre area called Block A. The Contract of Work also allows us to explore for minerals in a 0.5-million-acre area called Block B. All of our proven and probable mineral reserves and current mining operations are located in Block A. Eastern Minerals holds an additional Contract of Work originally covering a 2.5-million-acre area. Under the terms of Eastern Minerals' Contract of Work, we have already relinquished 1.3 million acres and must relinquish an additional 0.6 million acres soon after we resume exploration activities.

In addition to the PT Freeport Indonesia and Eastern Minerals exploration acreage, we have the right to conduct other mineral exploration activities in Papua pursuant to a joint venture through PT Nabire Bakti Mining. Field exploration activities outside of our current mining operations in Block A have been suspended since 2000 because of safety and security issues and uncertainty relating to a possible conflict between our mining and exploration rights in certain forest areas covered by our Contracts of Work and an Indonesian law enacted in 1999 prohibiting open-pit mining in forest preservation areas.

Joint Ventures with Rio Tinto

In 1996, we established joint ventures with Rio Tinto plc, an international mining company with headquarters in London, England. One joint venture covers PT Freeport Indonesia's mining operations in Block A and gives Rio Tinto, through 2021, a 40 percent interest in certain assets and in production above specified levels from operations in Block A and, after 2021, a 40 percent interest in all production from Block A.

Operating, nonexpansion capital and administrative costs are shared proportionately between PT Freeport Indonesia and Rio Tinto based on the ratio of (a) the incremental revenues from production from our most recent expansion completed in 1998 to (b) total revenues from production from Block A, including production from PT Freeport Indonesia's previously existing reserves. PT Freeport Indonesia receives 100 percent of the cash flow from specified annual amounts of copper, gold and silver through 2021, calculated by reference to its proven and probable reserves as of December 31, 1994, and 60 percent of all remaining cash flow.

Under our joint venture arrangements, Rio Tinto has a 40 percent interest in PT Freeport Indonesia's Contract of Work and Eastern Minerals' Contract of Work. Rio Tinto also has the option to participate in 40 percent of any of our other future exploration projects in Papua. Rio Tinto has elected to participate in 40 percent of our interest and cost in the PT Nabire Bakti exploration joint venture covering approximately 0.5 million acres contiguous to Block B and one of Eastern Minerals' blocks. Rio Tinto owns approximately 12 percent of our currently outstanding common stock.

Operating Cash Flows and Debt Reductions

Our consolidated operating cash flows for 2003 totaled $572.1 million. In each of the last five years, we generated in excess of $500 million in consolidated operating cash flows with average prices of $0.76 per pound for copper and $298 per ounce for gold. During the last several years, we completed a series of steps to improve our balance sheet and debt maturity profile and to enhance our financial flexibility. Below is a graph showing our debt and cash balances at December 31 of each year shown. For further information, see "Capital Resources and Liquidity" below.

In millions of dollars


2,918
8
2,801
149
2,488
116
2,228
499
3,000
2,500
2,000
1,500
1,000
500
2000
2001
2002
2003

Debt, mandatorily redeemable preferred stock and $253 million of guaranteed debt in 2000 repaid in 2001

Cash and restricted cash and investments

Outlook

Our copper and gold sales volumes have averaged 1.4 billion pounds of copper and 2.35 million ounces of gold annually over the past five years. Average annual sales volumes over the next five years are expected to approximate 1.34 billion pounds of copper and 2.2 million ounces of gold. Based on these estimates, each $0.10 per pound change in copper prices approximates $70 million in annual cash flows and each $25 per ounce change in gold prices approximates $28 million.

Following an October 9, 2003, slippage event and the December 12, 2003, debris flow in a section of the Grasberg open pit, PT Freeport Indonesia has redirected its open-pit operations to accelerate removal of waste material from the south wall to restore safe access to the higher grade ore areas in the pit. These activities have resulted in reduced production levels. Ore previously forecast to be mined in 2004 is currently available for mining and will be mined once safe access is assured. Based on the substantial progress achieved to date, PT Freeport Indonesia expects to return to its key ore areas in the second quarter of 2004. In the near term, PT Freeport Indonesia's ore is expected to be limited to its Deep Ore Zone underground mine and low grade material from the open pit. As a result of the mine sequencing changes at the open pit, a portion of the higher grade ore previously forecast to be mined in 2004 is expected to be deferred to future periods, with the substantial majority of the deferred ore expected to be mined in 2005. These mine sequencing changes are not expected to affect long-term mine plans or recoverable ore reserves.

Our 2004 annual sales are expected to approximate 1.0 billion pounds of copper and 1.5 million ounces of gold with a significant portion expected in the second half, and 1.5 billion pounds of copper and 2.9 million ounces of gold in 2005. Consolidated operating cash flows for 2004 are expected to be adversely affected by the timing of PT Freeport Indonesia's metal sales and Atlantic Copper's operating results (see "Smelting and Refining Operations"). Consolidated operating cash flows in 2005 are expected to benefit from the projected increase in PT Freeport Indonesia's metal sales.

Copper and Gold Markets


LME Copper Prices
Weeks of consumption
Cents per pound
Copper Stocks: Consumption Ratio
18
15
12
9
6
3
0
160
140
120
100
80
60
40
1993
1995
1997
1999
2001
2003

The graph above depicts copper prices and estimated available world copper inventories in weeks of consumption through February 2004. Copper inventories at the London Metal Exchange (LME) and New York Commodity Exchange (COMEX) have declined sharply in 2003 and have continued to decline in 2004. The demand outlook for copper improved throughout 2003 with continued strong demand from China and emerging signs of increased manufacturing activity around the world. Copper prices rose sharply in the fourth quarter of 2003 and early 2004 and are currently $1.35 per pound.

The consensus outlook for copper markets is positive and virtually all industry analysts are forecasting strong future copper prices in the next two years of over $1.00 per pound.


London Gold Prices
$ per oz.
$450
$400
$350
$300
$250
$200
1999
2000
2001
2002
2003

Gold prices have also increased, with the price moving in an inverse direction to the U.S. dollar. Gold prices rose more than 50 percent from their 2001 lows in tandem with ongoing geo-political strife and terrorist fears, a weak U.S. dollar and large U.S. deficits, and actions by gold producers to reduce hedge positions. The current view of gold prices expressed by many market analysts is positive.

World metal prices for copper and gold have historically fluctuated widely and are affected by numerous factors beyond our control as described further in our Form 10-K for the year ended December 31, 2003.

CRITICAL ACCOUNTING ESTIMATES

Management's discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States. The preparation of these statements requires that we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. We base these estimates on historical experience and on assumptions that we consider reasonable under the circumstances; however, reported results could differ from those based on the current estimates under different assumptions or conditions. The areas requiring the use of management's estimates are discussed in Note 1 to our consolidated financial statements under the subheading "Use of Estimates." Management has reviewed the following discussion of its development and selection of critical accounting estimates with the Audit Committee of our Board of Directors.

- **Depreciation and Amortization** – As discussed in Note 1 of "Notes to Consolidated Financial Statements," we depreciate our mining and milling assets using the unit-of-production method based on our estimates of our proven and probable recoverable copper reserves. We have other assets which we depreciate on a straight-line basis over their estimated useful lives. Our estimates of proven and probable recoverable copper reserves and of the useful lives of our straight-line assets impact our depreciation and amortization expense. These estimates affect both our "mining and exploration" and "smelting and refining" segments.

  Effective January 1, 2002, we changed our method of computing depreciation for PT Freeport Indonesia's mining and milling life-of-mine assets. Prior to January 1, 2002, PT Freeport Indonesia depreciated mining and milling life-of-mine assets on a composite basis. Total historical capitalized costs and estimated future development costs relating to PT Freeport Indonesia's developed and undeveloped reserves were depreciated using the unit-of-production method based on total developed and undeveloped proven and probable recoverable copper reserves. Estimated future costs, which are significant, to develop PT Freeport Indonesia's undeveloped ore bodies are expected to be incurred over the next 20 to 25 years.

  After considering the inherent uncertainties and subjectivity relating to the long time frame over which these estimated costs would be incurred, and after consultation with the accounting staff of the Securities and Exchange Commission, management revised its depreciation methodology prospectively. Effective January 1, 2002, depreciation for the mining and milling life-of-mine assets excludes consideration of future development costs. Under the new methodology, PT Freeport Indonesia depreciates the capitalized costs of individual producing mines over the related proven and probable copper reserves. Infrastructure and other common costs continue to be depreciated over total proven and probable copper reserves. The cumulative effect of this change through December 31, 2001, as reflected in our 2002 results, reduced net income by $3.0 million ($0.02 per share), net of taxes and minority interest sharing.

  The accounting estimates related to depreciation and amortization are critical accounting estimates because (1) the determination of copper reserves involves uncertainties with respect to the ultimate geology of our reserves and the assumptions used in determining the economic feasibility of mining those reserves, including estimated copper and gold prices and costs of conducting future mining activities and (2) changes in estimated proven and probable recoverable copper reserves and useful asset lives can have a material impact on net income. We perform annual assessments of our existing assets, including a review of asset costs and depreciable lives, in connection with the review of mine operating and development plans. When we determine that assigned asset lives do not reflect the expected remaining period of benefit, we make prospective changes to those depreciable lives.

  We made changes to certain asset lives at PT Freeport Indonesia, primarily power generation assets, in 2001. As disclosed in Note 1 of "Notes to Consolidated Financial Statements," these changes resulted from a review of recent operating history and current maintenance practices. The impact of the changes was to decrease depreciation expense for 2001 by $25.6 million, increasing net income by $12.5 million ($0.09 per share). Also as disclosed in Note 1 of "Notes to Consolidated Financial Statements," in 2001, we increased our estimates of future development costs related to our undeveloped ore bodies, which increased depreciation expense for 2001 by $39.8 million, decreasing net income by $19.4 million ($0.13 per share). However, because of the change in our depreciation methodology effective January 1, 2002, discussed above, we no longer include estimates of future development costs in our depreciation calculations.

There are a number of uncertainties inherent in estimating quantities of reserves, including many factors beyond our control. Ore reserves estimates are based upon engineering evaluations of samplings of drill holes and other openings. Our estimates of proven and probable recoverable reserves are prepared by our employees and reviewed and verified by independent experts in mining, geology and reserve determination. As of December 31, 2003, aggregate proven and probable recoverable copper reserves totaled 54.4 billion pounds and PT Freeport Indonesia's estimated share totaled 39.7 billion pounds. These estimates involve assumptions regarding future copper and gold prices, the geology of our mines, the mining methods we use and the related costs we incur to develop and mine our reserves. Changes in these assumptions could result in material adjustments to our reserve estimates which could result in changes to unit-of-production depreciation and amortization expense in future periods, with corresponding adjustments to net income. If aggregate estimated copper reserves were 10 percent higher or lower at December 31, 2003, we estimate that our annual depreciation expense for 2004 would change by approximately $9 million, changing net income by approximately $4 million. Although some degree of variability is expected, we believe the extent of our technical data and operating experience – specifically as it relates to our Grasberg open-pit mine, which we have been mining for over 10 years – mitigates the potential for significant changes in reserve estimates, especially as compared with mines that are undeveloped or newly developed.

As discussed in Note 1 of "Notes to Consolidated Financial Statements," we review and evaluate our long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Changes to our estimates of proven and probable recoverable copper and gold reserves could have an impact on our assessment of asset impairment. However, we believe it is unlikely that revisions to our estimates of proven and probable recoverable copper and gold reserves would give rise to an impairment of our assets because of the significant size of our reserves in relation to our asset carrying values.

- **Deferred Mining Costs** – Mining costs are charged to operations as incurred. However, because of the configuration and location of the Grasberg ore body and the location and extent of surrounding overburden, the ratio of overburden to ore is much higher in the initial mining of the pit than in later years. As a result, surface mining costs associated with overburden removal at PT Freeport Indonesia's open-pit mine that are estimated to relate to future production are initially deferred and subsequently charged to operating costs when the ratio of actual overburden removed to ore mined falls below the estimated average ratio of overburden to ore over the life of the Grasberg open pit.

The estimated average ratio of overburden to ore over the life of the Grasberg open pit used in our deferred mining costs calculation is a critical accounting estimate because (1) it is susceptible to change from period to period because it requires management to make assumptions about the future mine plan and (2) changes could materially impact net income. Our mine plan is derived from a model that takes into consideration available geological data and determines the most efficient and cost-effective method of accessing the economic reserves. Significant assumptions underlying our mine plan include the amount of total overburden and ore we expect to move in a given year and the ultimate configuration of the pit.

In the fourth quarter of 2003, PT Freeport Indonesia changed the ratio to 2.1 to 1 based on a recently completed annual assessment. PT Freeport Indonesia's estimated life-of-mine overburden-to-ore ratio averaged 2.0 to 1 in 2003, 1.8 to 1 in 2002 and 1.6 to 1 in 2001. PT Freeport

Indonesia's geologists and engineers reassess the overburden-to-ore ratio and the remaining life of the Grasberg open pit mine at least annually, and we reflect any changes in our estimates prospectively beginning in the quarter of change. We expect the estimated life-of-mine overburden-to-ore ratio to average 2.2 to 1 for 2004. The increases in the ratio over the last several years primarily relate to changes in the cutoff grade at the open pit caused by a reassessment of the optimal milling rate at our mill facilities including a greater proportional contribution to our total ore processed from our underground Deep Ore Zone mine.

If the life-of-mine overburden-to-ore ratio was 2.1 to 1, as in the fourth quarter of 2003, instead of the 1.9 to 1 ratio used through September 30, 2003, we estimate our deferral of mining costs for 2003 would have been $7.3 million lower and net income would have been $3.7 million ($0.02 per share) lower. In addition, if the ratio was 2.2 to 1, as is expected for 2004, instead of the average ratio used during 2003, we estimate our deferral of mining costs for 2003 would have been $15.9 million lower and net income would have been $8.2 million ($0.05 per share) lower.

- **Reclamation and Closure Costs** – Our mining operations involve activities that have a significant effect on the surrounding area. Our reclamation and closure costs primarily involve treatment of acidic water (also known as acid rock drainage) created by overburden, reclamation and revegetation of a large area in the lowlands of Papua where mill tailings are deposited, reclamation of overburden stockpiles and decommissioning of operating assets. Through December 31, 2002, we had accrued $29.2 million for estimated closure and reclamation costs on a unit-of-production basis over our total estimated proven and probable recoverable copper reserves. For a discussion of the assumptions that we make to estimate proven and probable recoverable reserves, see "Depreciation and Amortization" above.

Effective January 1, 2003, we adopted Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations" (see "New Accounting Standards"). SFAS No. 143 requires that we record the fair value of our estimated asset retirement obligations in the period incurred, with the cumulative effect of adopting SFAS No. 143 as of January 1, 2003, for all existing asset retirement obligations, asset retirement costs and related accumulated depreciation required to be reflected in earnings as a separate line item. The accounting estimates related to reclamation and closure costs are critical accounting estimates because (1) we will not incur most of these costs for a number of years, requiring us to make estimates over a long period; (2) reclamation and closure laws and regulations could change in the future or circumstances affecting our operations could change, either of which could result in significant changes to our current plans; (3) calculating the fair value of our asset retirement obligations in accordance with SFAS No. 143 requires management to assign probabilities to projected cash flows, to make long-term assumptions about inflation rates, to determine our credit-adjusted, risk-free interest rates and to determine market risk premiums that are appropriate for our operations; and (4) given the magnitude of our estimated reclamation and closure costs, changes in any or all of these estimates could have a material impact on net income.

In 2002, we engaged an independent environmental consulting and auditing firm to assist in estimating PT Freeport Indonesia's aggregate asset retirement obligations, and worked with other consultants in estimating Atlantic Copper's and PT Smelting's asset retirement obligations. We estimated these obligations using an expected cash flow approach, in which multiple cash flow scenarios were used to reflect a range of possible outcomes. We estimated these aggregate undiscounted obligations to be approximately $120 million for PT Freeport Indonesia, $17 million for Atlantic Copper and $11 million for PT Smelting. To calculate the fair value of these obligations, we applied an estimated long-term inflation rate of 2.5 percent, except for Indonesian rupiah-denominated labor costs with respect to PT Freeport Indonesia's and PT Smelting's obligations, for which an estimated inflation rate of 9 percent was applied. The projected cash flows were discounted at our estimated credit-adjusted, risk-free interest rates which ranged from 9.4 percent to 12.6 percent for the corresponding time periods over which these costs would be incurred. The inflation rates and discount rates we used to calculate the fair value of PT Freeport Indonesia's asset retirement obligation are critical factors in the calculation of future value and discounted present value costs. An increase of one percent in the inflation rates used results in an approximate 17 percent increase in the discounted present value costs. A decrease of one percent in the discount rates used has a similar effect resulting in an approximate 16 percent increase in the discounted present value costs. After discounting the projected cash flows, a market risk premium of 10 percent was applied to the total to reflect what a third party might require to assume these asset retirement obligations. The market risk premium was based on market-based estimates of rates that a third party would have to pay to insure its exposure to possible future increases in the value of these obligations.

At January 1, 2003, we estimated the fair value of our aggregate asset retirement obligations to be $28.5 million. We recorded the fair value of these obligations and the related additional assets as of January 1, 2003. The net difference between our previously recorded reclamation and closure cost liability and the amounts estimated under SFAS No. 143, after taxes and minority interest, resulted in a gain of $9.1 million (after reduction by $8.5 million for taxes and minority interest sharing), $0.06 per share on a diluted basis, which was recognized as a cumulative effect adjustment for a change in accounting principle. As a result of adopting SFAS No. 143, we expect our future depreciation and amortization expense to be lower and our production costs to be higher, with no significant net impact on earnings for the near term.

The effect of adopting SFAS No. 143 was to increase net income by approximately $1 million, $0.01 per share for 2003. Had we followed SFAS No. 143 during 2002 and 2001, net income would have increased by approximately $0.5 million or less than $0.01 per share in 2002 and by approximately $0.6 million or less than $0.01 per share in 2001.

At December 31, 2003, PT Freeport Indonesia revised its estimates for (1) changes in the projected timing of certain reclamation costs because of the slippage event in the Grasberg open pit; (2) changes in certain cost estimates; and (3) additional asset retirement obligations incurred during 2003. At December 31, 2003, we estimated PT Freeport Indonesia's aggregate undiscounted asset retirement obligations to be approximately $130 million and the discounted obligations to be $25.7 million, reflecting a net decrease of $3.7 million from the 2003 changes. These changes are not expected to have a material impact on future net income.

CONSOLIDATED RESULTS OF OPERATIONS

Consolidated revenues include PT Freeport Indonesia's sale of copper concentrates, which also contain significant quantities of gold and silver, and the sale by Atlantic Copper of copper anodes, cathodes, wire and wire rod, and gold in anodes and slimes. PT Freeport Indonesia's intercompany sales to Atlantic Copper are eliminated. Consolidated revenues were a record $2.2 billion for 2003, compared with $1.9 billion for 2002, reflecting higher copper and gold price realizations and higher gold sales volumes, partly offset by lower copper sales volumes. Revenues in 2002 benefited from record copper sales volumes and higher copper and gold price realizations, partly offset by lower gold sales volumes when compared with 2001 revenues of $1.84 billion.

Consolidated production and delivery costs were higher in 2003 at $1,071.3 million compared with $938.5 million for 2002 and $943.4 million for 2001. The increase in 2003 was primarily because of higher concentrates costs at Atlantic Copper caused by the increase in copper and gold prices during the year. Consolidated depreciation and amortization expense of $230.8 million for 2003 was lower than the $260.4 million reported in 2002 primarily because a large portion of our depreciation is calculated on a unit-of-production basis and we reported 15 percent lower copper sales volumes at PT Freeport Indonesia. Depreciation and amortization expense of $260.4 million for 2002 was lower than the $283.9 million reported in 2001 primarily because of a change in our depreciation methodology (see "Critical Accounting Estimates" and Note 1 of "Notes to Consolidated Financial Statements").

Lower exploration costs for 2003 and 2002, compared with 2001, reflect the continued suspensions of our Contracts of Work outside of Block A. All approved exploration costs in the joint venture areas with Rio Tinto are generally shared 60 percent by us and 40 percent by Rio Tinto. The FCX/Rio Tinto joint ventures' 2004 exploration budgets total approximately $13 million.

Consolidated general and administrative expenses increased to $80.3 million in 2003 from $68.3 million in 2002. The increase relates to charges for costs associated with stock appreciation rights caused by an increase in our stock price, higher compensation costs and other costs. Estimated general and administrative expenses for 2004 are expected to approximate the 2003 level. General and administrative expenses increased by $8.9 million to $68.3 million in 2002 from $59.4 million in 2001. In 2002, the shareholders approved the conversion of each outstanding share of Class A common stock into one share of Class B common stock, which simplified our capital structure and enhanced trading liquidity of our common stock. The conversion also created a new measurement date for FCX's Class A stock options that were converted to Class B stock options. We are charging the in-the-money value of these stock options ($8.8 million) on the new measurement date to earnings over the remaining vesting period of the options, which extends through January 2006. The charge to general and administrative expenses totaled $2.3 million in 2003 and $2.3 million, including $0.7 million for transaction costs related to the conversion of our Class A common stock into Class B common stock, in 2002. Other increases in 2002 included a total of $2.7 million for higher incentive compensation costs and severance costs. As a percentage of revenues, general and administrative expenses were 3.6 percent in 2003 and 2002 and 3.2 percent in 2001.

Total consolidated interest cost (before capitalization) was $200.0 million in 2003, $183.4 million in 2002 and $183.0 million in 2001. Interest cost increased in 2003 primarily because of higher average interest rates for our senior notes issued in early 2003 and higher average annual debt levels. Higher average debt levels in 2002 offset lower average interest rates in 2002 compared with 2001. Our interest cost is expected to decrease in 2004 to approximately $165 million because of projected lower average annual debt levels compared with 2003. Capitalized interest totaled $3.0 million in 2003, $12.2 million in 2002 and $9.4 million in 2001. The reduction in capitalized interest reflects the completion of development activities at the Deep Ore Zone underground mine in early 2003.

Other expense includes the impact of translating Atlantic Copper's net euro-denominated liabilities, primarily its retiree pension obligation, into its U.S. dollar functional currency. Changes in the U.S.$/euro exchange rate require us to adjust the dollar value of our net euro-denominated liabilities and record the adjustment in earnings. Exchange rate effects on our net income from euro-denominated liabilities totaled gains (losses) of $(13.6) million in 2003, $(11.9) million in 2002 and $2.4 million in 2001. The losses in 2003 and 2002 reflect a stronger euro in relation to the U.S. dollar (see "Disclosures About Market Risks"). Other expense also includes a $5.6 million charge in 2003 related to restructuring our credit facility (see "Capital Resources and Liquidity") and interest income of $8.9 million in 2003, $4.8 million in 2002 and $3.6 million in 2001.

The provision for income taxes as a percentage of consolidated income before income taxes and minority interests totaled 58 percent for 2003, 55 percent for 2002 and 57 percent for 2001. PT Freeport Indonesia's Contract of Work provides for a 35 percent corporate income tax rate, and the tax treaty between Indonesia and the United States provides for a withholding tax rate of 10 percent on dividends and interest that PT Freeport Indonesia pays to our parent company. We also incur a U.S. alternative minimum tax at a rate of two percent based primarily on consolidated income, net of smelting and refining results. We currently record no income taxes at Atlantic Copper, which is subject to taxation in Spain, because it has not generated significant taxable income in recent years and has substantial tax loss carryforwards for which we have provided no financial statement benefit.

We receive minimal tax benefit from costs, including interest expense, incurred by our parent company, primarily because our parent company generates no taxable income from U.S. sources. We also currently receive no tax benefit from losses in our smelting and refining segment (i.e., Atlantic Copper) because those losses cannot be used to offset our mining and exploration segment's (i.e., PT Freeport Indonesia's) profits in Indonesia. Thus, our provision for income taxes as a percentage of our consolidated income before income taxes and minority interests will decrease as PT Freeport Indonesia's income increases and vice versa absent changes in Atlantic Copper and parent company costs. Parent company costs consist primarily of interest, depreciation and amortization, and general and administrative expenses. Although PT Freeport Indonesia reported improved profits in 2003, FCX's consolidated effective tax rate increased to 58 percent from 55 percent in 2002 because of higher costs at Atlantic Copper and the parent company. Summaries of the significant components of our calculation of the consolidated provision for income taxes are shown below (in thousands, except percentages).

Years Ended December 31,	2003	2002	2001
Mining and exploration segment operating income	$792,487	$687,157	$563,455
Mining and exploration segment interest expense, net	(44,861)	(71,424)	(95,238)
Intercompany operating profit recognized (deferred)	13,828	(28,807)	11,830
Taxable income	761,454	586,926	480,047
Indonesian corporate income tax rate (35%) plus U.S. alternative minimum tax rate (2%)	37%	37%	37%
Corporate income taxes	281,738	217,163	177,617
Approximate PT Freeport Indonesia net income	479,716	369,763	302,430
Withholding tax on FCX's equity share	9.064%	9.064%	8.586%
Withholding taxes	43,481	33,515	25,967
Puncakjaya Power taxes and other	12,834	(5,160)	(605)
FCX consolidated provision for income taxes	$338,053	$245,518	$202,979
FCX consolidated effective tax rate	58%	55%	57%

The increase in minority interest charges to $48.5 million in 2003 from $36.4 million in 2002 primarily reflects higher net income at PT Freeport Indonesia. The decrease in minority interest charges to $36.4 million in 2002 from $42.8 million in 2001 reflects our increased ownership in PT Freeport Indonesia (see Note 2 of "Notes to Consolidated Financial Statements") partly offset by higher net income at PT Freeport Indonesia.

We have two operating segments: "mining and exploration" and "smelting and refining." The mining and exploration segment consists of our Indonesian activities including PT Freeport Indonesia's copper and gold mining operations, Puncakjaya Power's power generating operations after eliminations with PT Freeport Indonesia and our Indonesian exploration activities, including those of Eastern Minerals. The smelting and refining segment includes Atlantic Copper's operations in Spain and PT Freeport Indonesia's 25 percent equity investment in PT Smelting. Summary comparative operating income (loss) data by segment follow (in millions):

Years Ended December 31,	2003	2002	2001
Mining and exploration	$792.5[a]	$687.2[a]	$563.5
Smelting and refining	(21.8)	2.6	(16.0)
Intercompany eliminations and other	52.6[a]	(49.7)[a]	(4.6)
Operating income[b]	$823.3	$640.1	$542.9

a. Includes charges to the mining and exploration segment for stock option exercises, which are eliminated in consolidation and totaled $69.1 million in 2003 and $6.8 million in 2002.

b. We defer recognizing profits on PT Freeport Indonesia's sales to Atlantic Copper and on 25 percent of PT Freeport Indonesia's sales to PT Smelting until their sales of final products to third parties. Changes in the amount of these deferred profits impacted operating income by $13.8 million in 2003, $(28.8) million in 2002 and $11.8 million in 2001. The increase in deferred profits in 2002 was caused mostly by higher copper and gold prices at the end of 2002. Our consolidated earnings fluctuate depending on the timing and prices of these sales. At December 31, 2003, our deferred profits, net of taxes and minority interests, to be recognized in future periods' net income totaled $28.9 million.

MINING AND EXPLORATION OPERATIONS

A summary of changes in PT Freeport Indonesia revenues follows (in millions):

	2003	2002
Revenues – prior year	$1,519.0	$1,414.1
Price realizations:		
Copper	146.4	24.4
Gold	134.9	98.0
Sales volumes:		
Copper	(160.1)	85.0
Gold	55.1	(94.7)
Adjustments, primarily for copper pricing on prior year open sales	0.6	14.5
Treatment charges, royalties and other	48.7	(22.3)
Revenues – current year	$1,744.6	$1,519.0

GROSS PROFIT PER POUND OF COPPER (CENTS)

Years Ended December 31,	2003	2002	2001
Average realized price	81.9	70.6	69.0
Production costs:			
Site production and delivery	47.6[a]	36.0[a]	38.8[a]
Gold and silver credits	(69.8)	(48.2)	(51.9)
Treatment charges	17.9	18.3	18.2
Royalty on metals	2.0	1.6	1.7
Net cash production costs (credits)	(2.3)	7.7	6.8
Depreciation and amortization	14.7	14.4	18.0
Reclamation, noncash and other	1.2	0.5	0.2
Total production costs	13.6	22.6	25.0
Adjustments, primarily for copper pricing on prior year open sales and gold/silver hedging	2.8	0.9	0.1
Gross profit per pound of copper	71.1	48.9	44.1

a. Net of deferred mining costs totaling $64.4 million or 5.0 cents per pound in 2003, $30.6 million or 2.0 cents per pound in 2002 and $29.4 million or 2.1 cents per pound in 2001.

Net cash production costs (credits) per pound of copper is a measure intended to provide investors with information about the cash generating capacity of our mining operations in Indonesia. This measure is presented by other copper and gold mining companies, although our measures may not be comparable to similarly titled measures reported by other companies. For a reconciliation of cash production costs per pound to production and delivery costs applicable to sales reported in our consolidated financial statements see "PT Freeport Indonesia Product Revenues and Net Cash Production Costs (Credits)" under "Product Revenues and Production Costs."

PT Freeport Indonesia Operating Results – 2003 Compared with 2002

PT Freeport Indonesia's revenues increased by $225.6 million in 2003 from 2002. Both copper and gold price realizations improved during 2003 with copper approximately 15 percent higher at $0.82 per pound and gold approximately 18 percent higher at $366.60 per ounce. Gold revenues include a $22.1 million ($8.99 per ounce) hedging gain from redemption of our Gold-Denominated Preferred Stock. Copper sales volumes declined 15 percent to 1.3 billion pounds in 2003 from 1.5 billion pounds in 2002 because of lower copper ore grades and reduced mill throughput resulting from the fourth quarter slippage and debris flow events. Gold sales volumes increased 8 percent to 2.5 million ounces in 2003 from 2.3 million ounces in 2002 because of higher gold ore grades partly offset by lower mill throughput. Treatment charges were $46.6 million lower in 2003 compared with 2002 because of lower copper sales volumes and market treatment rates. Royalties were higher at $26.5 million for 2003 compared with $24.5 million for 2002 primarily reflecting higher metal prices. A portion of treatment charges varies with the price of copper, and royalties vary with volumes and prices of copper and gold.

The royalty rate payable by PT Freeport Indonesia under its Contract of Work varies from 1.5 percent of copper net revenue at a copper price of $0.90 or less per pound to 3.5 percent at a copper price of $1.10 or more per pound. The Contract of Work royalty rate for gold and silver sales is 1.0 percent. In connection with our fourth concentrator mill expansion completed in 1998, PT Freeport Indonesia agreed to pay the Government of Indonesia voluntary additional royalties (royalties not required by the Contract of Work) to provide further support to the local governments and the people of the Indonesian province of Papua (see Note 1 of "Notes to Consolidated Financial Statements"). As a result of the recent rise in copper prices, we expect our 2004 royalty costs to increase compared with 2003 royalties of $26.5 million. If copper prices average $1.10 per pound and gold prices average $400 per ounce, we would expect royalties to total approximately $38 million for 2004. If copper prices average $1.30 per pound and gold prices average $400 per ounce, we would expect royalties to total approximately $45 million. These estimates assume 2004 sales volumes of 1.0 billion pounds of copper and 1.5 million ounces of gold.

Mill throughput averaged 203,000 metric tons of ore per day in 2003 and 235,600 metric tons of ore per day in 2002. Below is a summary in metric tons per day of production by mine.

Years Ended December 31,	2003	2002	2001
Grasberg open pit	155,700	194,500	211,400
Deep Ore Zone underground mine	40,500	21,800	5,500
Intermediate Ore Zone underground mine	6,800	19,300	20,900
Total mill throughput	203,000	235,600	237,800

The lower mill throughput rate during 2003 primarily reflects the impact of the fourth-quarter 2003 open pit slippage and debris flow events and the subsequent clean-up efforts. The Grasberg open-pit mine averaged 99,300 metric tons of ore per day in the fourth quarter of 2003 and 191,100 metric tons per day in the fourth quarter of 2002. At the Deep Ore Zone underground mine, production averaged 42,800 metric tons of ore per day in the fourth quarter of 2003 and 40,500 metric tons of ore per day for 2003, compared with 30,200 metric tons of ore per day in the fourth quarter of 2002 and 21,800 metric tons of ore per day for 2002. Deep Ore Zone operations continue to perform above design capacity of 35,000 metric tons of ore per day, and studies are ongoing to evaluate additional low-cost expansion options to increase production from the Deep Ore Zone underground operation. Production from our other underground mine, the Intermediate Ore Zone, averaged 6,800 metric tons of ore per day for 2003 and 19,300 metric tons of ore per day for 2002. The Intermediate Ore Zone underground mine was depleted during the third quarter of 2003. During its 10-year life, the Intermediate Ore Zone operation produced almost 30 percent more copper and gold than the initial reserve estimates.

PT Freeport Indonesia reported record-low average unit net cash production costs of a net credit of $(0.02) per pound in 2003, compared with $0.08 per pound in 2002. Unit site production and delivery costs in 2003 averaged $0.48 per pound of copper, $0.12 per pound higher than the $0.36 in 2002 primarily because of lower copper sales volumes. Higher mine maintenance costs, stronger Indonesian and Australian currencies and higher energy costs also resulted in higher costs compared with 2002. In the fourth quarter of 2003, PT Freeport Indonesia changed its life-of-mine overburden-to-ore ratio to 2.1 to 1 from 1.9 to 1, and in the fourth quarter of 2002 the ratio changed to 1.9 to 1 from 1.8 to 1, as discussed above. The fourth-quarter 2003 change increased 2003 costs by $1.5 million or 0.1 cent per pound. As of December 31, 2003, deferred mining costs totaled $142.6 million compared with $78.2 million at December 31, 2002. See "Critical Accounting Estimates" for a discussion of changes in the estimated life-of-mine overburden-to-ore ratio.

Gold credits for 2003 of $0.70 per pound were higher than the gold credits of $0.48 per pound in 2002 primarily because of higher gold sales volumes and prices in 2003. Gold ore grades for 2003 improved by 24 percent to 1.54 grams per metric ton in 2003 from 1.24 grams per metric ton in 2002. Because of the physical characteristics of the Grasberg ore body, the sequencing of mining results in production of ore of varying grades, more significantly for gold. Assuming average gold prices of $400 per ounce and copper and gold sales of 1.0 billion pounds and 1.5 million ounces for 2004, and 1.5 billion pounds and 2.9 million ounces for 2005, PT Freeport Indonesia expects its net cash production costs, including gold and silver credits, to average approximately $0.25 per pound in 2004 and a net credit of $(0.12) per pound in 2005. The weighted average net cash production cost for the two-year period would approximate less than $0.05 per pound. Because the majority of PT Freeport Indonesia's costs are fixed, unit costs vary with the volumes sold and will therefore be higher than the $0.25 per pound projected annual average during the first half of 2004 and lower during the second half. In addition, treatment charges are expected to be higher in the first half of 2004 than the approximate $0.18 per pound average over the last three years because of the mix of customers. Net unit cash production costs for 2004 would change approximately $0.03 per pound for each $25 per ounce change in the average price of gold.

As a result of the lower copper production and sales in 2003, PT Freeport Indonesia's depreciation rate per pound of copper increased to $0.15 for 2003 compared with $0.14 for 2002. For 2004, PT Freeport Indonesia expects its depreciation rate to increase to approximately $0.16 per pound, primarily because of lower projected copper production and sales. Because certain assets are depreciated on a straight-line basis, the rate per pound will be higher than the expected 2004 average during the first half of the year and lower during the second half.

PT Freeport Indonesia Operating Results – 2002 Compared with 2001

Record annual copper sales volumes of 1,522.3 million pounds for 2002 were 9 percent higher than the 1,399.1 million pounds in 2001. Revenues for 2002 also benefited from higher price realizations of $0.71 per pound of copper ($0.69 for 2001) and

$312 per ounce for gold ($269 for 2001), partly offset by lower gold sales volumes of 2.3 million ounces in 2002 (2.6 million ounces for 2001). The improved copper sales volumes reflect the higher-grade copper ore that we began to access late in the second quarter of 2002. Copper ore grades averaged 1.14 percent for 2002 and 1.00 percent for 2001, and gold ore grades averaged 1.24 grams per metric ton in 2002 and 1.41 grams per metric ton in 2001. The higher price realizations and copper volumes were the primary reasons for the increase in PT Freeport Indonesia's 2002 revenues compared with 2001. Revenues for 2001 totaled $1.4 billion from copper sales of 1.4 billion pounds at $0.69 per pound and gold sales of 2.6 million ounces at $269 per ounce. Treatment charges were $24.0 million higher in 2002 compared with 2001 because of higher copper volumes. Royalties were essentially unchanged at $24.5 million for 2002 compared with $24.3 million for 2001 reflecting higher copper sales offset by lower gold sales.

Mill throughput from production from PT Freeport Indonesia's producing mines averaged 235,600 metric tons of ore per day in 2002 and 237,800 metric tons of ore per day in 2001. PT Freeport Indonesia's Grasberg open-pit mine averaged 194,500 metric tons of ore per day in 2002 and 211,400 metric tons of ore per day in 2001. At the Deep Ore Zone underground mine, production averaged 21,800 metric tons of ore per day for 2002, compared with 5,500 metric tons of ore per day for 2001. Production from the Intermediate Ore Zone averaged 19,300 metric tons of ore per day for 2002 and 20,900 metric tons of ore per day for 2001.

Unit site production and delivery costs in 2002 averaged $0.36 per pound of copper, $0.03 per pound lower than the $0.39 in 2001 primarily because of higher volumes resulting from higher-grade ore mined and higher copper recoveries. In the fourth quarter of 2002, PT Freeport Indonesia changed its life-of-mine overburden-to-ore ratio to 1.9 to 1 from 1.8 to 1, and in the fourth quarter of 2001 the ratio changed to 1.8 to 1 from 1.6 to 1, as discussed above. The fourth-quarter 2002 change in the estimated ratio of overburden-to-ore increased 2002 costs by $2.2 million or 0.1 cent per pound. As of December 31, 2002, deferred mining costs totaled $78.2 million compared with $47.6 million at December 31, 2001. Gold credits for 2002 of $0.48 per pound were lower than the gold credits of $0.52 per pound in 2001 primarily because of higher copper sales volumes in 2002. Gold ore grades for 2002 declined by 12 percent from 2001.

As discussed above under "Critical Accounting Estimates," effective January 1, 2002, we changed our methodology used in the determination of depreciation associated with PT Freeport Indonesia's mining and milling assets. As a result of the change in methodology and higher copper production and sales in 2002, PT Freeport Indonesia's depreciation rate per pound of copper declined to $0.14 for 2002 compared with $0.18 for 2001.

PT Freeport Indonesia Sales Outlook

PT Freeport Indonesia sells its copper concentrates primarily under long-term sales agreements denominated in U.S. dollars, mostly to companies in Asia and Europe and to international trading companies. In December 2003, PT Freeport Indonesia declared force majeure following the October 9, 2003, slippage in the Grasberg open pit and the subsequent debris flow on December 12, 2003. As discussed earlier, PT Freeport Indonesia is focusing its near-term efforts on assuring safe access in higher grade ore areas in the pit, resulting in the deferral of certain metal sales previously forecast for 2004. Net of Rio Tinto's interest, PT Freeport Indonesia's share of sales for 2004 is expected to approximate 1.0 billion pounds of copper and 1.5 million ounces of gold. PT Freeport Indonesia expects its sales for the first quarter of 2004 to approximate 90 million pounds of copper and 90,000 ounces of gold. Actual sales may vary from these estimates based on the time required to restore safe access to the higher grade ore areas in the Grasberg open-pit mine.

PT Freeport Indonesia has long-term contracts to provide approximately 60 percent of Atlantic Copper's copper concentrate requirements at market prices and nearly all of PT Smelting's copper concentrate requirements. Under the PT Smelting contract, for the first 15 years of PT Smelting's operations beginning December 1998, the treatment and refining charges on the majority of the concentrate PT Freeport Indonesia provides will not fall below a specified minimum rate. The current rate is $0.23 per pound, which has been the rate since commencement of PT Smelting's operations in 1998. The rate is scheduled to decline to a floor of $0.21 per pound in early 2004.

Exploration and Reserves

During 2003, additions to the aggregate proven and probable reserves of the Grasberg and other Block A ore bodies totaled approximately 185.5 million metric tons of ore representing increases of 2.6 billion recoverable pounds of copper, 1.0 million recoverable ounces of gold and 16.8 million recoverable ounces of silver. Approximately 126 million metric tons of the additions relate to additions to the Mill Level Zone ore body, resulting from PT Freeport Indonesia's 2003 drilling program. Our aggregate exploration budget for

2004, including Rio Tinto's share, is expected to total approximately $13 million with most of the effort focused on drilling below the current Mill Level Zone ore body. Net of Rio Tinto's share, PT Freeport Indonesia's share of proven and probable recoverable reserves as of December 31, 2003, was 39.7 billion pounds of copper, 46.6 million ounces of gold and 116.8 million ounces of silver. FCX's equity interest in proven and probable recoverable reserves as of December 31, 2003, was 36.0 billion pounds of copper, 42.2 million ounces of gold and 105.9 million ounces of silver (see Note 13 of "Notes to Consolidated Financial Statements"). PT Freeport Indonesia's share of reserve additions replaced approximately 123 percent of its 2003 copper production, 24 percent of 2003 gold production and 245 percent of 2003 silver production. Estimated recoverable reserves were assessed using a copper price of $0.85 per pound and a gold price of $270 per ounce. If we adjusted metal prices used in our reserve estimates to the approximate average London spot prices for the past three years, i.e., copper prices adjusted from $0.85 per pound to $0.74 per pound and gold prices adjusted from $270 per ounce to $315 per ounce, there would be no change in our proven and probable reserves.

Field exploration activities outside of our current mining operations area are in suspension due to safety and security issues and uncertainty relating to a possible conflict between our mining and exploration rights in certain forest areas covered by our Contracts of Work and an Indonesian law enacted in 1999 prohibiting open-pit mining in protected forest areas. The current suspensions were granted for one-year periods ending February 26, 2004, for Block B, March 31, 2004, for PT Nabire Bakti Mining and November 15, 2004, for Eastern Minerals. We are currently seeking a renewal of the Block B suspension and expect to continue to seek suspension renewals for additional one-year periods by written request to the Government of Indonesia for each of the suspended areas if required. We cannot predict when we will resume our exploration activities in these areas.

SMELTING AND REFINING OPERATIONS

Our investment in smelters (Atlantic Copper and PT Smelting) serves an important role in our concentrate marketing strategy. PT Freeport Indonesia generally sells approximately one-half of its concentrate production to its affiliated smelters, Atlantic Copper and PT Smelting, and the remainder to other customers. Treatment charges for smelting and refining copper concentrates represent a cost to PT Freeport Indonesia and income to Atlantic Copper and PT Smelting. Through downstream integration, we are assured placement of a significant portion of our concentrate production and operating hedges for treatment and refining charges. While currently low smelting and refining charges have adversely affected the operating results of Atlantic Copper, these low charges have benefited the operating results of PT Freeport Indonesia's mining operations.

Atlantic Copper Operating Results

Years Ended December 31, (In Millions)	2003	2002	2001
Gross profit (loss)	$ (10.7)	$ 11.2	$ (2.3)
Add depreciation and amortization expense	28.5	27.7	27.3
Other	4.6	4.5	0.7
Cash margin	$ 22.4	$ 43.4	$ 25.7
Operating income (loss) (in millions)	$ (21.8)	$ 2.6	$ (16.0)
Concentrate and scrap treated (metric tons)	964,400	1,016,700	891,100
Anode production (000s of pounds)	640,000	657,000	617,300
Treatment rates per pound	$ .16	$ .17	$ .17
Cathode, wire rod and wire sales (000s of pounds)	546,800	556,500	549,800
Cathode cash production cost per pound before hedging	$ .16	$ .12	$ .14
Gold sales in anodes and slimes (ounces)	929,700	813,900	831,300

Atlantic Copper Operating Results – 2003 Compared with 2002

Atlantic Copper's cash margin was $21.0 million lower at $22.4 million in 2003, compared with $43.4 million in 2002, primarily because of lower treatment charge rates and higher unit costs. Atlantic Copper's cathode cash production costs per pound of copper, before currency hedging, averaged $0.16 in 2003 and $0.12 in 2002. The higher unit costs in 2003 primarily reflect a stronger euro in relation to the U.S. dollar, which added approximately $0.03 per pound to the 2003 costs when compared to the 2002 costs. Atlantic Copper's average treatment rates (including price participation), which are what PT Freeport Indonesia and third parties pay Atlantic Copper to smelt and refine concentrates, continued at historically low levels of $0.16 per pound for 2003 and $0.17 per pound for 2002 and 2001. Excess smelter capacity, combined with limited copper concentrate availability, has caused long-term treatment and refining rates to decline since early 1998. The outlook for treatment rates in the near term continues to remain weak. In July 2003, Atlantic Copper successfully negotiated new labor contracts covering its smelter/refinery and copper wire manufacturing workforce in Huelva, Spain, with no material changes in terms.

Atlantic Copper recorded an operating loss of $21.8 million in 2003, compared with operating income of $2.6 million in 2002. Atlantic Copper's operating results also include a $9.6 million gain in 2003 and a $1.2 million charge in 2002 on currency hedging contracts maturing during the year. A 45-day major maintenance turnaround beginning in March 2004 is expected to adversely affect Atlantic Copper's costs and volumes resulting in an approximate $32 million increase in 2004 operating costs, most of which will be incurred in the second quarter. Major maintenance turnarounds of this duration typically occur approximately every nine years for Atlantic Copper, with significantly shorter term maintenance turnarounds occurring in the interim. As part of refinancing its debt in June 2000, Atlantic Copper was required to hedge a portion of its anticipated euro-denominated operating costs. Atlantic Copper's lenders agreed to waive the requirements to hedge anticipated euro-denominated operating costs and interest costs through March 2004. We plan to repay a portion of Atlantic Copper's debt, and we are considering other strategic business alternatives with regard to Atlantic Copper. As of December 31, 2003, Atlantic Copper's debt under nonrecourse financing arrangements totaled $234.9 million.

Atlantic Copper Operating Results – 2002 Compared with 2001

Atlantic Copper's cash margin was $17.7 million higher at $43.4 million in 2002, compared with $25.7 million in 2001. For 2002, Atlantic Copper treated 14 percent more concentrate and scrap and produced 6 percent more anodes compared with 2001, setting annual records in 2002. Atlantic Copper's scheduled 27-day major maintenance turnaround in April 2001 negatively impacted its cash margin in 2001. Atlantic Copper's cathode cash production costs per pound of copper, before currency hedging, averaged $0.12 in 2002 and $0.14 in 2001. The higher unit costs in 2001 primarily reflect lower throughput and higher maintenance costs associated with the major maintenance turnaround. Atlantic Copper's treatment rates averaged $0.17 per pound in 2002 and 2001.

Atlantic Copper recorded operating income of $2.6 million in 2002, compared with an operating loss of $16.0 million in 2001. In addition to the costs associated with the major maintenance turnaround in 2001, Atlantic Copper recorded net charges to operating results totaling $5.0 million in 2001 primarily for past service costs for an employee benefit plan. Atlantic Copper's operating results also include a $1.2 million charge in 2002 and a $3.0 million charge in 2001 on currency hedging contracts maturing during the year.

PT Smelting Operating Results

Years Ended December 31, (In Millions)	2003	2002	2001
PT Freeport Indonesia sales to PT Smelting	$510.2	$391.1	$374.1
Equity in PT Smelting earnings (losses)	5.6	(4.2)	(5.1)
PT Freeport Indonesia profits recognized (deferred)	7.0	(8.4)	6.2

PT Smelting Operating Results – 2003 Compared with 2002

PT Freeport Indonesia accounts for its 25 percent interest in PT Smelting under the equity method and provides PT Smelting with nearly all of its concentrate requirements (see Note 9 of "Notes to Consolidated Financial Statements"). PT Smelting treated 824,800 metric tons of concentrate in 2003, 15 percent more than the 719,600 metric tons treated in 2002. PT Smelting's copper cathode cash production costs per pound totaled $0.10 in 2003, compared with $0.14 in 2002, reflecting the impact of the 28-day maintenance turnaround in May 2002. We expect the next scheduled 33-day major maintenance turnaround to occur in the first half of 2004. Major maintenance turnarounds of this duration typically occur approximately every four years for PT Smelting, with significantly shorter term maintenance turnarounds in the interim.

Our revenues include PT Freeport Indonesia's sales to PT Smelting, but we defer recognizing profits on 25 percent of PT Freeport Indonesia's sales to PT Smelting that are still in PT Smelting's inventory at the end of the period. The effect of changes in these deferred profits was the recognition (deferral) of operating profits totaling $7.0 million in 2003 and $(8.4) million in 2002.

PT Smelting Operating Results – 2002 Compared with 2001

PT Smelting treated 719,600 metric tons of concentrate in 2002, 2 percent more than the 702,900 metric tons treated in 2001. PT Smelting treated more concentrate in 2002 despite a scheduled maintenance turnaround in the second quarter of 2002. PT Smelting's copper cathode cash production costs per pound totaled $0.14 in 2002, compared with $0.12 in 2001, reflecting the impact of the 28-day maintenance turnaround in May 2002. The effect of changes in the deferred profits on PT Freeport Indonesia's sales to PT Smelting was the recognition (deferral) of operating profits totaling $(8.4) million in 2002 and $6.2 million in 2001.

CAPITAL RESOURCES AND LIQUIDITY

Operating Activities

Our operating cash flow exceeded $500 million for each of the last five years and totaled $572.1 million in 2003, compared with $512.7 million in 2002. The net increase in 2003 was primarily because of higher net income. For 2003, significant uses of cash from operating activities included increases in deferred mining costs and inventories, and payment of income taxes, partly offset by an increase in our accounts payable and accrued liabilities. For 2002, significant uses included increases in accounts receivable and inventories, partly offset by an increase in accrued income taxes payable. Operating cash flow totaled $512.7 million in 2002, compared with $509.0 million in 2001. Working capital, excluding cash, decreased by $22.5 million in 2001 primarily because of the timing of collections of accounts receivable and inventory levels, partly offset by the timing of payments to Rio Tinto for its share of joint venture cash flows. As discussed earlier, our 2004 net income and operating cash flows are expected to be adversely affected by the timing of PT Freeport Indonesia's metal sales and Atlantic Copper's operating results, including the 45-day major maintenance turnaround during the first half of 2004. Using estimated metals prices of $1 per pound of copper and $400 per ounce of gold, we expect our 2004 consolidated operating cash flows to total approximately $230 million before considering any potential insurance proceeds discussed below.

PT Freeport Indonesia maintains property damage and business interruption insurance related to its operations. We have notified our insurers that we will be presenting a claim and are in the process of quantifying the extent of our losses from the October 9 and December 12 events. Any losses covered by insurance would be subject to a substantial deductible and various coverage limits. No assurance can be provided at this time about the extent to which our losses will be covered by insurance.

Investing Activities

Our total 2003 capital expenditures were $139.2 million compared to $188.0 million in 2002. The largest individual capital expenditures for 2003 primarily were for expansion of the Deep Ore Zone mine (approximately $22 million) and work on the Grasberg overburden handling system (approximately $21 million). Our total 2002 capital expenditures were slightly higher compared to $167.0 million in 2001. Capital expenditures in 2002 included costs at the Grasberg open-pit operations totaling approximately $59 million for replacement capital such as new trucks, shovels, and major development costs totaling approximately $69 million for the overburden handling system and the Deep Ore Zone mine. Capital expenditures included costs for replacement capital and other mining equipment totaling approximately $62 million in 2001, and our share of development costs for the Deep Ore Zone mine totaling approximately $37 million in 2001.

Our capital expenditures for 2004 are expected to total approximately $150 million, including approximately $28 million for long-term development projects. We expect to fund our 2004 capital expenditures with operating cash flows and available cash. Capital expenditures are estimated to average approximately $130 million per year over the next five years.

In 2001, we sold $603.8 million of 8 1/4% Convertible Senior Notes due 2006 (see below). The terms of the notes required that we use $139.8 million of the proceeds to purchase a portfolio of U.S. government securities to secure and pay for the first six semiannual interest payments. We sold $46.6 million of these restricted investments in 2003 and $47.9 million in 2002 to pay interest. As discussed below, in August 2003, we privately negotiated the early conversion of 51.5 percent of our 8 1/4% Convertible Senior Notes. Conversion of these notes allowed us to sell $27.0 million of our restricted investments during 2003. Also as discussed below, in January 2004 we completed a tender offer and privately negotiated transactions totaling $225.8 million for a portion of our remaining outstanding 8 1/4% Convertible Senior Notes.

In July 2003, we acquired the 85.7 percent ownership interest in PT Puncakjaya Power owned by affiliates of Duke Energy Corporation for $68.1 million cash, net of $9.9 million of cash acquired.

Puncakjaya Power is the owner of assets supplying power to PT Freeport Indonesia's operations, including the 3x65 megawatt coal-fired power facilities. PT Freeport Indonesia purchases power from Puncakjaya Power under infrastructure asset financing arrangements. At December 31, 2003, PT Freeport Indonesia had infrastructure asset financing obligations to Puncakjaya Power totaling $295.5 million. As a result of this transaction, our consolidated balance sheet no longer reflects PT Freeport Indonesia's obligation to Puncakjaya Power, but instead reflects the Puncakjaya Power bank debt which totaled $235.5 million and a receivable from Rio Tinto totaling $83.9 million for its share of the obligation to Puncakjaya Power at December 31, 2003. The transaction is expected to have a net positive prospective effect on consolidated earnings of approximately $12 million per year, primarily from reduced interest costs.

Financing Activities

During the first quarter of 2003, we completed two senior note offerings. On January 29, 2003, we sold $500 million of 10 1/8% Senior Notes due 2010. Interest on the notes is payable semiannually on February 1 and August 1 of each year, beginning August 2003. We may redeem some or all of the notes at our option at a make-whole redemption price prior to February 1, 2007, and afterwards at stated redemption prices. The indenture governing the notes contains restrictions and limitations on incurring debt, creating liens, entering into sale leaseback transactions, taking actions to limit distributions from certain subsidiaries, selling assets, entering into transactions with affiliates, paying cash dividends on common stock, repurchasing or redeeming common or preferred equity, prepaying subordinated debt and making investments. Pursuant to the restricted payment covenant, the amount available for dividend and other restricted payments as of December 31, 2003, was approximately $525 million.

On February 11, 2003, we sold $575 million of 7% Convertible Senior Notes due 2011. Interest on the notes is payable semiannually on March 1 and September 1 of each year, beginning September 2003. The notes are convertible, at the option of the holder, at any time on or prior to maturity into shares of our common stock at a conversion price of $30.87 per share, which is equal to a conversion rate of approximately 32.39 shares of common stock per $1,000 principal amount of notes.

We used a portion of the $1.046 billion in net proceeds from our two note offerings to repay all outstanding amounts under our bank credit facilities. In October 2003, FCX and PT Freeport Indonesia entered into an amended revolving credit facility that provides a commitment of $165 million, which may be increased to $350 million with additional lender commitments, and matures in September 2006. We recorded charges totaling $5.6 million ($3.7 million to net income or $0.02 per share) in 2003 to accelerate amortization of deferred financing costs related to the prior credit facility.

In February 2003, our Board of Directors authorized the initiation of an annual cash dividend on our common stock of $0.36 per share ($0.09 payable quarterly). Our Board approved $0.09 per share dividends on our common stock payable May 1, 2003, August 1, 2003, and November 1, 2003. In October 2003, our Board authorized an increase in the common stock dividend from an annual rate of $0.36 per share to $0.80 per share. The Board also approved a new open market share purchase program for up to 20 million shares, which replaced our previous program. The declaration and payment of dividends is at the discretion of our Board and will depend on our financial results, cash requirements, future prospects and other factors deemed relevant by the Board. The timing of future purchases of our common stock is dependent upon many factors including the price of our common shares, our cash flow and financial position, and general economic and market conditions. Two of our senior notes and, in certain circumstances, our credit facility (see Note 5 of "Notes to Consolidated Financial Statements") contain limitations on restricted payments, including dividends and common stock purchases.

In April 2003, we concluded tender offers to purchase our outstanding 7.20% Senior Notes due 2026 and our 7.50% Senior Notes due 2006. Of the $450 million outstanding at March 31, 2003, notes with a face amount of $234.0 million were tendered for $239.0 million cash. We recorded a charge to other expenses of $6.6 million ($4.8 million to net income or $0.03 per share) in the second quarter of 2003 associated with these early extinguishments of debt. In July 2003, we purchased an additional $76.0 million face amount of our 7.20% Senior Notes for $77.2 million, and recorded a $1.3 million ($0.9 million to net income or $0.01 per share) charge to losses on extinguishment of debt in the third quarter of 2003. In October 2003, the holders of $68.9 million of the remaining $73.5 million of outstanding 7.20% Senior Notes elected early repayment in November 2003 as permitted under their terms. There is currently outstanding $4.5 million of our 7.20% Senior Notes and $66.5 million of our 7.50% Senior Notes.

In August 2003, we redeemed 6.0 million shares of Gold-Denominated Preferred Stock for $210.5 million and partially redeemed our Silver-Denominated

Preferred Stock for $10.8 million. The mandatory redemptions resulted in a $245.1 million decrease in debt (because mandatorily redeemable preferred stock is now classified as debt, see "New Accounting Standards") and a hedging gain to revenues of $23.8 million ($12.2 million to net income or $0.08 per share). Mandatory partial redemptions of our Silver-Denominated Preferred Stock totaled $10.8 million in 2003, $11.7 million in 2002 and $10.4 million in 2001. Three annual mandatory partial redemptions remain as of December 31, 2003.

In August 2001, we sold $603.8 million of 8 1/4% Convertible Senior Notes due January 2006 for net proceeds of $582.6 million. The net proceeds, after purchasing the portfolio of U.S. government securities discussed above, were used to repay outstanding amounts under our bank credit facilities. In August 2003, we privately negotiated the early conversion of 51.5 percent of these notes, which resulted in a $311.1 million reduction in debt. The holders converted their notes into 21.76 million shares of our common stock and received $23.0 million in cash from restricted investments held in escrow for payment of future interest on these notes. We recorded charges totaling $24.7 million ($24.2 million to net income or $0.15 per share) related to these conversions. In January 2004, we completed a tender offer and privately negotiated transactions for a portion of the remaining 8 1/4% Convertible Senior Notes, resulting in the early conversion of $225.8 million of notes into 15.8 million shares of FCX common stock. We expect to record an approximate $5 million net charge to net income in the first quarter of 2004 in connection with these transactions. The remaining $66.8 million of these notes are callable beginning in August 2004, and we intend to call them at this time.

In December 2003, we called for redemption the depositary shares representing our 7% Step-Up Convertible Preferred Stock. Of the 14.0 million depositary shares outstanding at the time of the call, 13.8 million depositary shares were converted into 11.5 million shares of FCX common stock. The remaining shares are being redeemed for approximately $7 million cash.

In January 2004, we sold $350 million of 6 7/8% Senior Notes due 2014. We expect to use the net proceeds of approximately $344 million from this offering to fund our 2004 debt maturities totaling $154.1 million (see below) and certain Atlantic Copper loans totaling $103.0 million.

As a result of the transactions discussed above, we had net borrowings of debt, including preferred stock redemptions, of $31.7 million in 2003, and our net cash repayments of debt and redemptions of preferred stock totaled $333.3 million in 2002 and $136.0 million in 2001.

Debt Maturities. Below is a summary (in millions) of our total debt maturities and pro forma debt maturities, including mandatorily redeemable preferred stock, based on loan balances as of December 31, 2003, and the December 31, 2003, London A.M. gold fixing price for one ounce of gold ($417.25) and the London silver fixing price for one ounce of silver ($5.97) in the London bullion market (which determine the preferred stock redemption amounts):

	2004	2005	2006	2007	2008	Thereafter
Infrastructure financings, equipment loans and other	$ 10.3	$ 18.7	$ 35.0	$ 18.2	$15.4	$ 16.9
Atlantic Copper facilities	81.1	24.3	24.2	75.2	30.1	—
Puncakjaya Power bank debt	48.5	51.6	37.2	28.0	36.0	34.2
Redeemable preferred stock[a]	14.2	14.2	193.8	—	—	—
7.50% Senior Notes	—	—	66.5	—	—	—
8 1/4% Convertible Senior Notes[b]	—	—	292.6	—	—	—
10 1/8% Senior Notes due 2010	—	—	—	—	—	500.0
7% Convertible Senior Notes due 2011[b]	—	—	—	—	—	575.0
7.20% Senior Notes due 2026	—	—	—	—	—	4.5
Total debt maturities	154.1	108.8	649.3	121.4	81.5	1,130.6
January 2004 conversions of 8 1/4% Convertible Senior Notes	—	—	(225.8)	—	—	—
6 7/8% Senior Notes due 2014 issued January 2004	—	—	—	—	—	350.0
Pro forma debt maturities	$154.1	$108.8	$ 423.5	$121.4	$81.5	$1,480.6

a. In accordance with SFAS No. 150 (see "New Accounting Standards" and Note 1 of "Notes to Consolidated Financial Statements"), our mandatorily redeemable preferred stock is classified as debt effective July 1, 2003 (see "Disclosures about Market Risk").

b. Conversion price is $14.30 per share for the 8 1/4% Convertible Senior Notes and $30.87 per share for the 7% Convertible Senior Notes.

Other Contractual Obligations

In addition to our debt and redeemable preferred stock maturities shown above, we have other contractual obligations and commitments which we expect to fund with projected operating cash flows, available credit facilities or future financing transactions, if necessary. These obligations and commitments include (1) PT Freeport Indonesia's commitment to provide one percent of its annual revenue through mid-2006 for development of the local people through the Freeport Partnership Fund for Community Development and (2) PT Freeport Indonesia's commitment to contribute amounts to a cash fund designed to accumulate at least $100 million by the end of our Indonesian mining activities to pay for mine closure and reclamation. Atlantic Copper has a mostly unfunded contractual obligation denominated in euros to supplement amounts paid to retired employees. In August 2002, Atlantic Copper complied with Spanish legislation by agreeing to fund 7.2 million euros annually for 15 years, beginning August 2002, to an approved insurance company for an estimated 72 million euro contractual obligation to the retired employees. Atlantic Copper had $68.0 million recorded as of December 31, 2003, for this obligation and is amortizing the unaccrued balance of approximately $8.8 million over the remaining 13-year funding period. The scheduled annual payments of 7.2 million euros are not significantly more than the payments Atlantic Copper has made directly to its retired employees over the last several years. Atlantic Copper has firm contractual commitments with third parties to purchase concentrates at market prices. We have various noncancelable operating leases and open purchase orders at December 31, 2003. A summary of these various obligations follows (in millions, except concentrates):

	Total	1 Year or Less	Years 2-3	Years 4-5	More than 5 Years
PT Freeport Indonesia funding of mine closure and reclamation fund	$ 22.3[a]	$ 0.9	$ 1.4	$ 1.4	$18.6
Atlantic Copper contractual obligation to retired employees	€ 94.2	€ 7.2	€ 14.5	€ 14.5	€58.0
Atlantic Copper contracts to purchase concentrates at market prices (in thousand metric tons)	1,307.0	468.0	643.0	196.0	—
Aggregate operating leases, including Rio Tinto's share[b]	$ 22.2	$ 7.0	$ 11.8	$ 2.3	$ 1.1
Open purchase orders at December 31, 2003	$ 54.2	$ 54.2	—	—	—

a. Funding plus accrued interest are projected to accumulate to $100.0 million by the end of our Indonesian mining activities.

b. Minimum payments under operating leases have not been reduced by aggregate minimum sublease rentals of $1.1 million due under noncancelable subleases.

Environmental Matters

We believe that we conduct our Indonesian operations pursuant to applicable permits and that we comply in all material respects with applicable Indonesian environmental laws, rules and regulations. We have had three independent environmental audits conducted by internationally recognized environmental consulting and auditing firms. Audits were completed in 1996 by Dames & Moore, in 1999 by Montgomery Watson, and in 2002 by SGS International Certification Services Indonesia, a member of the Société Générale de Surveillance group. The 2002 audit found that the overall approach to practical management of environmental issues at PT Freeport Indonesia is considered to be very sound. There were no audit findings requiring corrective action.

In connection with obtaining our environmental approvals from the Indonesian government, we committed to performing a one-time environmental risk assessment on the impacts of our tailings management plan. We completed this extensive environmental risk assessment with more than 90 scientific studies conducted over four years and submitted it to the Indonesian government in December 2002. We developed the risk assessment study with input from an independent review panel, which included representatives from the Indonesian government, academia and non-governmental organizations. The risks that we identified during this process were in line with our impact projections of the tailings management program contained in our environmental approval documents.

We will determine our ultimate reclamation and closure activities based on applicable laws and regulations and our assessment of appropriate remedial activities in the circumstances after consultation with governmental authorities, affected local residents and other affected parties. As of December 31, 2003, we estimated aggregate reclamation and closure obligations on an undiscounted basis to be approximately $130 million for PT Freeport Indonesia, $17 million for Atlantic Copper and $11 million for PT Smelting. Estimates of the ultimate reclamation and closure costs we will incur in the future involve complex issues requiring integrated assessments over a period of many years and are subject to revision over time, and actual costs may vary from our estimates. Some reclamation costs will be incurred during mining activities, while most closure costs and the remaining reclamation costs will be incurred at the end of the Grasberg open-pit mining operations and at the end of all mining activities, which are currently estimated to continue for more than 30 years.

In 1996, we began contributing to a cash fund ($5.0 million balance at December 31, 2003) designed to accumulate at least $100 million by the end of our Indonesian mining activities. We plan to use this fund, including accrued interest, to pay mine closure and reclamation costs. Any costs in excess of the $100 million fund would be funded by operational cash flow or other sources. Future changes in regulations could require us to incur additional costs which would be charged against future operations. Estimates involving environmental matters are by their nature imprecise and can be expected to be revised over time because of changes in government regulations, operations, technology and inflation.

The cost of complying with environmental laws is a fundamental cost of our business. We incurred aggregate environmental capital expenditures and other environmental costs totaling $72.1 million in 2003, $62.6 million in 2002 and $78.2 million in 2001, including tailings management levee maintenance and mine reclamation. In 2004, we expect to incur approximately $11 million of aggregate environmental capital expenditures and $43 million of other environmental costs. These environmental expenditures are part of our overall 2004 operating budget.

DISCLOSURES ABOUT MARKET RISKS

Commodity Price Risk

Our consolidated revenues include PT Freeport Indonesia's sale of copper concentrates, which also contain significant quantities of gold and silver, and Atlantic Copper's sale of copper anodes, cathodes, wire rod, wire and precious metals in slimes. Our consolidated revenues and net income vary significantly with fluctuations in the market prices of copper and gold and other factors. A change of $0.10 in the average price per pound of copper would have an approximate $134 million impact on our consolidated revenues and an approximate $70 million impact on our consolidated net income, assuming approximately 1.34 billion pounds of annual PT Freeport Indonesia copper sales. A change of $25 in the average price per ounce of gold would have an approximate $55 million impact on our consolidated revenues and an approximate $28 million impact on our consolidated net income, assuming approximately 2.2 million ounces of annual PT Freeport Indonesia gold sales.

At times, in response to market conditions, we have in the past and may in the future enter into copper and gold price protection contracts for some portion of our expected future mine production to mitigate the risk of adverse price fluctuations. We currently have no commodity price protection contracts relating to our mine production other than our gold-denominated and silver-denominated preferred stock discussed below.

PT Freeport Indonesia's concentrate sales agreements, with regard to copper, provide for provisional billings at the time of shipment with final pricing settlement generally based on the average LME price for a specified future period. Under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," PT Freeport Indonesia's sales based on a provisional sales price contain an embedded derivative, which we bifurcate from the sale of the concentrates at the current spot LME price. The embedded derivative, which does not qualify for hedge accounting, is marked-to-market through earnings each period. At December 31, 2003, we had consolidated embedded derivatives on copper sales totaling 64.6 million pounds recorded at an average price of $1.05 per pound. We expect final prices on these sales during the first quarter of 2004. We estimate that a one-cent movement in the average price used for these embedded derivatives will have an approximate $0.3 million impact on our 2004 consolidated net income.

We have outstanding two issues of redeemable preferred stock which have cash dividend and redemption requirements indexed to gold and silver prices. We account for these securities as a hedge of future production and reflect them as debt on our balance sheets at their original issue value less redemptions. As redemption payments occur, differences between the carrying value and the redemption payment, which is based on commodity prices at the time of redemption, are recorded as an adjustment to revenues (see Notes 1, 5 and 11 of "Notes to Consolidated Financial Statements"). During 2003, we redeemed all our gold-denominated preferred stock due in August 2003 and made an annual partial redemption of silver-denominated stock. We paid $221.3 million to redeem these securities which had a book balance of $245.1 million. We recorded the $23.8 million gain as revenues. Future redemption payments denominated in ounces and equivalent value in dollars, as well as dollar-equivalent dividend payments, based on the December 31, 2003, London A.M. gold fixing price for one ounce of gold ($417.25) and the London silver fixing price for one ounce of silver ($5.97) in the London bullion market (which determine the preferred stock redemption and dividend amounts), follow (dollars in millions):

	Gold				Silver			
	Redemption		Carrying	Dividend	Redemption		Carrying	Dividend
	Ounces	Amount	Value	Amount	Ounces	Amount	Value	Amount
2004	—	$ —	$ —	$5.8	2,380,000	$14.2	$12.5	$1.6
2005	—	—	—	5.8	2,380,000	14.2	12.5	1.0
2006	430,558	179.6	167.4	1.5	2,380,000	14.2	12.5	0.4
		$179.6	$167.4			$42.6	$37.5	

The fair values of the redeemable preferred stock, based on December 31, 2003, quoted market prices of $43.30 per share for our gold-denominated preferred stock due in 2006 and $9.65 per share for our silver-denominated preferred stock, were $186.4 million for the preferred stock indexed to gold prices and $45.9 million for the preferred stock indexed to silver prices.

Atlantic Copper prices its purchases of copper concentrate at approximately the same time as it sells the refined copper, thereby protecting Atlantic Copper from most copper price risk. Atlantic Copper enters into futures contracts to hedge its price risk whenever its physical purchases and sales pricing periods do not match. At December 31, 2003, Atlantic Copper had contracts, with a fair value of $(3.4) million, to sell 24.3 million pounds of copper at an average price of $0.93 per pound through February 2004.

Foreign Currency Exchange Risk

Our operations are in Indonesia and Spain, where our functional currency is the U.S. dollar. All of our revenues and significant costs are denominated in U.S. dollars; however, some costs and certain asset and liability accounts are denominated in Indonesian rupiah, Australian dollars or euros. Generally, our results are positively affected when the U.S. dollar strengthens in relation to these foreign currencies and adversely affected when the U.S. dollar weakens in relation to these foreign currencies.

One U.S. dollar was equivalent to 8,437 rupiah at December 31, 2003, 8,940 rupiah at December 31, 2002, and 10,160 rupiah at December 31, 2001. PT Freeport Indonesia recorded losses to production costs totaling $3.0 million in 2003, $3.5 million in 2002 and $1.2 million in 2001 related to its rupiah-denominated net monetary assets and liabilities. At December 31, 2003, net liabilities totaled $7.5 million at an exchange rate of 8,437 rupiah to one U.S. dollar.

Operationally, changes in the U.S. dollar/rupiah exchange rate primarily impact PT Freeport Indonesia's labor costs, which are mostly rupiah denominated. At estimated annual aggregate rupiah payments of 1.1 trillion and a December 31, 2003, exchange rate of 8,437 rupiah to one U.S. dollar, a one-thousand-rupiah increase in the exchange rate would result in an approximate $14 million decrease in aggregate annual operating costs. A one-thousand-rupiah decrease in the exchange rate would result in an approximate $18 million increase in aggregate annual operating costs.

PT Freeport Indonesia purchases materials, supplies and services denominated in Australian dollars. The exchange rate was $0.75 to one Australian dollar at December 31, 2003, $0.56 to one Australian dollar at December 31, 2002, and $0.51 to one Australian dollar at December 31, 2001. At estimated annual aggregate Australian dollar payments of 200 million and the December 31, 2003, exchange rate of $0.75 to one Australian dollar, a $0.01 increase or decrease in the exchange rate would result in an approximate $2 million change in aggregate annual operating costs.

At times, PT Freeport Indonesia has entered into foreign currency forward contracts to hedge a portion of its aggregate anticipated Indonesian rupiah and Australian dollar payments. The last of PT Freeport Indonesia's foreign currency forward contracts matured in December 2002 and PT Freeport Indonesia has no outstanding foreign currency forward contracts as of December 31, 2003. We recorded net gains (losses) to production costs for PT Freeport

Indonesia's foreign currency contracts totaling $11.0 million in 2002 and $(0.7) million in 2001.

The majority of Atlantic Copper's revenues are denominated in U.S. dollars; however, operating costs other than concentrate purchases and certain asset and liability accounts are denominated in euros. Atlantic Copper's estimated annual euro payments total approximately 100 million euros and at a December 31, 2003, exchange rate of $1.26 per euro, a $0.05 increase or decrease in the exchange rate would result in an approximate $5 million change in annual costs.

In connection with refinancing its debt in June 2000, Atlantic Copper's lenders required it to hedge its anticipated euro-denominated operating costs. The lenders have waived this requirement through March 2004 and Atlantic Copper had no outstanding currency hedging contracts at December 31, 2003. Atlantic Copper's operating results reflect gains (losses) on currency hedging contracts totaling $9.6 million in 2003, $(1.2) million in 2002 and $(3.0) million in 2001.

Atlantic Copper had euro-denominated net monetary liabilities at December 31, 2003, totaling $94.2 million recorded at an exchange rate of $1.26 per euro. The euro exchange rate was $1.26 per euro at December 31, 2003, $1.05 per euro at December 31, 2002, and $0.88 per euro at December 31, 2001. Adjustments to Atlantic Copper's euro-denominated net liabilities to reflect changes in the exchange rate are recorded in other expense and totaled gains (losses) of $(13.6) million in 2003, $(11.9) million in 2002 and $2.4 million in 2001.

Interest Rate Risk

The table below presents average interest rates for our scheduled maturities of principal for outstanding debt, and notional amounts for interest rate swaps at December 31, 2003, and fair value at December 31, 2003 (dollars in millions). Long-term debt includes our gold-denominated and silver-denominated preferred stock based on the December 31, 2003, London A.M. gold fixing price for one ounce of gold ($417.25) and the London silver fixing price for one ounce of silver ($5.97) in the London bullion market (which determine the preferred stock redemption amounts). Atlantic Copper has interest rate swap contracts to fix interest rates on a portion of its variable-rate debt through March 2005. The costs associated with these contracts are accounted for as an adjustment to interest expense over the terms of the agreements (see Notes 5 and 11 of "Notes to Consolidated Financial Statements").

	2004	2005	2006	2007	2008	Thereafter	Fair Value
Long-term debt:							
Fixed rate	$ —	$ —	$359.1	$ —	$ —	$1,079.5	$2,460.1
Average interest rate	—	—	8.1%	—	—	8.5%	8.4%
Variable rate	$154.1	$108.8	$290.2	$121.4	$81.5	$ 51.1	$ 817.2
Average interest rate	3.5%	3.5%	3.4%	3.5%	3.7%	3.6%	3.5%
Interest rate swaps:							
Amount	$ 41.5	$ 36.5	$ —	$ —	$ —	$ —	$ (1.6)
Average interest rate	5.1%	3.6%	—	—	—	—	4.8%

NEW ACCOUNTING STANDARDS

Effective January 1, 2003, we adopted SFAS No. 143, "Accounting for Asset Retirement Obligations," which requires recording the fair value of an asset retirement obligation associated with tangible long-lived assets in the period incurred (see "Critical Accounting Estimates"). Retirement obligations associated with long-lived assets included within the scope of SFAS No. 143 are those for which there is a legal obligation to settle under existing or enacted law, statute, written or oral contract or by legal construction.

Prior to adoption of SFAS No. 143, estimated future reclamation and mine closure costs for PT Freeport Indonesia's current mining operations in Indonesia were accrued and charged to income over the estimated life of the mine by the unit-of-production method based on estimated recoverable proven and probable copper reserves. Estimated future closure costs for Atlantic Copper's and PT Smelting's operations were not considered material and no accruals were made.

Effective July 1, 2003, we adopted SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." On July 1, 2003, we reclassified our mandatorily redeemable preferred stock totaling $450.0 million as debt and reclassified the $26.6 million of original issuance costs from capital in excess of par value of common stock as other assets. FCX also recorded a $24.7 million cumulative effect adjustment for the amortization of the original issuance costs through July 1, 2003 (see Note 1 of "Notes to Consolidated Financial Statements"). Effective July 1, 2003, dividend payments on our mandatorily redeemable preferred stock are classified as interest expense. SFAS No. 150 does not allow prior period financial statements to be restated to reflect the changes in classification.

Effective December 31, 2003, we adopted SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits," which requires additional disclosures to those in the original SFAS No. 132 about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans.

Effective December 31, 2003, we adopted Financial Accounting Standards Board Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities-an interpretation of ARB No. 51" (FIN 46). FIN 46 is intended to clarify the application of Accounting Research Bulletin No. 51 "Consolidated Financial Statements" (ARB No. 51), to certain entities in which equity investors do not have characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. Adoption of FIN 46 did not result in any changes to our consolidated subsidiaries.

CAUTIONARY STATEMENT

Our discussion and analysis contains forward-looking statements in which we discuss factors we believe may affect our performance in the future. Forward-looking statements are all statements other than historical facts, such as those regarding our anticipated sales volumes, ore grades, general and administrative expenses, unit net cash production costs, operating cash flows, the impact of copper and gold price changes, royalty costs, the impacts of the recent slippage and debris flow in the Grasberg open pit, potential insurance recoveries, capital expenditures, future environmental costs, debt repayments and refinancing, treatment charge rates, depreciation rates, exploration efforts and results, dividend payments and liquidity. We caution you that these statements are not guarantees of future performance, and our actual results may differ materially from those projected, anticipated or assumed in the forward-looking statements. Important factors that can cause our actual results to differ materially from those anticipated in the forward-looking statements include unanticipated declines in the average grades of ore mined, unanticipated milling and other processing problems, labor relations, weather conditions, the speculative nature of mineral exploration, fluctuations in interest rates and other adverse financial market conditions, Indonesian political risks and other factors described in more detail under the heading "Risk Factors" in our Form 10-K for the year ended December 31, 2003.

PRODUCT REVENUES AND PRODUCTION COSTS

PT Freeport Indonesia Product Revenues and Net Cash Production Costs (Credits)

Net cash production costs per pound of copper is a measure intended to provide investors with information about the cash generating capacity of our mining operations in Indonesia. This measure is presented by other copper and gold mining companies, although our measures may not be comparable to similarly titled measures reported by other companies.

We calculate gross profit per pound of copper under a "by-product" method, while the copper, gold and silver contained within our concentrates are treated as co-products in our financial statements. We use the by-product method in our presentation of gross profit per pound of copper because (1) the majority of our revenues are copper revenues, (2) we produce and sell one product, concentrates, which contains all three metals and (3) it is not possible to specifically assign our costs to revenues from the copper, gold and silver we produce in concentrates. In the co-product method presentation below, costs are allocated to the different products based on their relative revenue values. Presentations under both methods are presented below along with a reconciliation to amounts reported in our consolidated financial statements.

Year Ended December 31, 2003	By-Product Method	Co-Product Method Copper	Gold	Silver	Total
(In Thousands)					
Revenues	$1,062,042	$1,062,042	$ 884,666	$ 19,613	$1,966,321
Site production and delivery	617,219	333,370	277,693	6,156	617,219
Gold and silver credits	(904,279)	—	—	—	—
Treatment charges	231,856	125,229	104,314	2,313	231,856
Royalty on metals	26,472	14,298	11,910	264	26,472
Net cash production costs (credits)	(28,732)	472,897	393,917	8,733	875,547
Depreciation and amortization	190,450	102,865	85,685	1,900	190,450
Reclamation, noncash and other	15,954	8,617	7,178	159	15,954
Total production costs	177,672	584,379	486,780	10,792	1,081,951
Adjustments, primarily for copper pricing on prior period sales and gold/silver hedging	36,587	12,755	22,110	1,722	36,587
Gross profit	$ 920,957	$ 490,418	$ 419,996	$ 10,543	$ 920,957
Pounds of copper sold (000)	1,295,600	1,295,600			
Ounces of gold sold			2,469,800		
Ounces of silver sold				4,126,700	
Gross profit per pound of copper (cents)/per ounce of gold and silver ($):					
Revenues	81.9	81.9	366.60	5.15	
Site production and delivery	47.6	25.7	112.44	1.49	
Gold and silver credits	(69.8)	—	—	—	
Treatment charges	17.9	9.7	42.24	0.56	
Royalty on metals	2.0	1.1	4.82	0.06	
Net cash production costs (credits)	(2.3)	36.5	159.50	2.11	
Depreciation and amortization	14.7	7.9	34.69	0.46	
Reclamation, noncash and other	1.2	0.7	2.91	0.04	
Total production costs	13.6	45.1	197.10	2.61	
Adjustments, primarily for copper pricing on prior period sales and gold/silver hedging	2.8	1.1	0.55	0.01	
Gross profit per pound/ounce	71.1	37.9	170.05	2.55	

RECONCILIATION TO AMOUNTS REPORTED

	Revenues	Production and Delivery	Depreciation and Amortization
(In Thousands)			
Totals presented above	$1,966,321	$ 617,219	$ 190,450
Reclamation, noncash and other per above	N/A	15,954	N/A
Less: Treatment charges per above	(231,856)	N/A	N/A
Royalty per above	(26,472)	N/A	N/A
Reclamation costs incurred	N/A	(1,222)	N/A
Adjustments, primarily for copper pricing on prior period sales and hedging per above	36,587	N/A	N/A
Mining and exploration segment	1,744,580	631,951	190,450
Smelting and refining segment	910,417	892,681	28,464
Eliminations and other	(442,832)	(453,306)	11,889
As reported in consolidated financial statements	$2,212,165	$1,071,326	$ 230,803

Year Ended December 31, 2002	By-Product Method	Co-Product Method			
		Copper	Gold	Silver	Total
(In Thousands)					
Revenues	$1,077,277	$1,077,277	$ 715,940	$ 18,408	$1,811,625
Site production and delivery	547,753	325,720	216,467	5,566	547,753
Gold and silver credits	(734,348)	—	—	—	—
Treatment charges	278,504	165,611	110,063	2,830	278,504
Royalty on metals	24,532	14,588	9,695	249	24,532
Net cash production costs	116,441	505,919	336,225	8,645	850,789
Depreciation and amortization	218,716	130,059	86,435	2,222	218,716
Noncash and other	7,117	4,232	2,813	72	7,117
Total production costs	342,274	640,210	425,473	10,939	1,076,622
Adjustments, primarily for copper pricing on prior period sales and silver hedging	10,421	9,591	—	830	10,421
Gross profit	$ 745,424	$ 446,658	$ 290,467	$ 8,299	$ 745,424
Pounds of copper sold (000)	1,522,300	1,522,300			
Ounces of gold sold			2,293,200		
Ounces of silver sold				4,116,100	
Gross profit per pound of copper (cents)/per ounce of gold and silver ($):					
Revenues	70.6	70.6	311.97	4.66	
Site production and delivery	36.0	21.4	94.40	1.35	
Gold and silver credits	(48.2)	—	—	—	
Treatment charges	18.3	10.9	48.00	0.69	
Royalty on metals	1.6	1.0	4.23	0.06	
Net cash production costs	7.7	33.3	146.63	2.10	
Depreciation and amortization	14.4	8.5	37.69	0.54	
Noncash and other	0.5	0.3	1.23	0.02	
Total production costs	22.6	42.1	185.55	2.66	
Adjustments, primarily for copper pricing on prior period sales and silver hedging	0.9	0.8	0.24	0.02	
Gross profit per pound/ounce	48.9	29.3	126.66	2.02	

RECONCILIATION TO AMOUNTS REPORTED

	Revenues	Production and Delivery	Depreciation and Amortization
(In Thousands)			
Totals presented above	$1,811,625	$ 547,753	$ 218,716
Noncash and other per above	N/A	7,117	N/A
Less: Treatment charges per above	(278,504)	N/A	N/A
Royalty per above	(24,532)	N/A	N/A
Adjustments, primarily for copper pricing on prior period sales and hedging per above	10,421	N/A	N/A
Mining and exploration segment	1,519,010	554,870	218,716
Smelting and refining segment	768,680	729,789	27,652
Eliminations and other	(377,228)	(346,197)	14,078
As reported in consolidated financial statements	$1,910,462	$ 938,462	$ 260,446

Year Ended December 31, 2001	By-Product Method	Co-Product Method Copper	Gold	Silver	Total
(In Thousands)					
Revenues	$ 968,484	$ 968,484	$ 710,835	$ 15,995	$1,695,314
Site production and delivery	542,699	310,028	227,550	5,121	542,699
Gold and silver credits	(726,830)	—	—	—	—
Treatment charges	254,485	145,380	106,704	2,401	254,485
Royalty on metals	24,302	13,883	10,190	229	24,302
Net cash production costs	94,656	469,291	344,444	7,751	821,486
Depreciation and amortization	251,835	143,866	105,593	2,376	251,835
Noncash and other	3,159	1,805	1,325	29	3,159
Total production costs	349,650	614,962	451,362	10,156	1,076,480
Adjustments, primarily for copper pricing on prior period sales and silver hedging	(2,413)	(4,528)	—	2,115	(2,413)
Gross profit	$ 616,421	$ 348,994	$ 259,473	$ 7,954	$ 616,421
Pounds of copper sold (000)	1,399,100	1,399,100			
Ounces of gold sold			2,644,800		
Ounces of silver sold				3,782,600	
Gross profit per pound of copper (cents)/per ounce of gold and silver ($):					
Revenues	69.0	69.0	269.24	4.80	
Site production and delivery	38.8	22.2	86.04	1.35	
Gold and silver credits	(51.9)	—	—	—	
Treatment charges	18.2	10.4	40.34	0.63	
Royalty on metals	1.7	1.0	3.85	0.06	
Net cash production costs	6.8	33.6	130.23	2.04	
Depreciation and amortization	18.0	10.3	39.92	0.63	
Noncash and other	0.2	0.1	0.50	0.01	
Total production costs	25.0	44.0	170.65	2.68	
Adjustments, primarily for copper pricing on prior period sales and silver hedging	0.1	—	(0.48)	(0.02)	
Gross profit per pound/ounce	44.1	25.0	98.11	2.10	

RECONCILIATION TO AMOUNTS REPORTED

	Revenues	Production and Delivery	Depreciation and Amortization
(In Thousands)			
Totals presented above	$1,695,314	$ 542,699	$ 251,835
Noncash and other per above	N/A	3,159	N/A
Less: Treatment charges per above	(254,485)	N/A	N/A
Royalty per above	(24,302)	N/A	N/A
Adjustments, primarily for copper pricing on prior period sales and hedging per above	(2,413)	N/A	N/A
Mining and exploration segment	1,414,114	545,858	251,835
Smelting and refining segment	758,282	738,618	27,262
Eliminations and other	(333,530)	(341,037)	4,792
As reported in consolidated financial statements	$1,838,866	$ 943,439	$ 283,889

Atlantic Copper Cathode Cash Production Cost Per Pound Of Copper

Atlantic Copper cathode cash production cost per pound of copper is a measure intended to provide investors with information about the costs associated with our smelting operations in Spain. Other smelting companies present this measure, although our measure may not be comparable to similarly titled measures reported by other companies.

Below is a reconciliation of our smelting and refining segment production costs reported in our consolidated financial statements to the production costs used to calculate our cathode cash production cost per pound of copper (in thousands, except per pound amounts):

Years Ended December 31,	2003	2002	2001
Smelting and refining segment production costs reported in consolidated financial statements	$ 892,681	$ 729,789	$ 738,618
Less:			
Raw material purchase costs	(384,347)	(330,516)	(355,241)
Production costs of wire rod and wire	(66,106)	(48,953)	(52,738)
Production costs of anodes sold	(10,695)	(9,264)	(10,522)
Currency hedging	9,625	(1,168)	(3,016)
Other	(3,888)	(5,211)	(5,295)
Credits:			
Gold and silver revenues	(326,948)	(250,766)	(227,820)
Acid and other by-product revenues	(20,566)	(17,256)	(13,301)
Production costs used in calculating cathode cash production cost per pound	$ 89,756	$ 66,655	$ 70,685
Pounds of cathode produced	544,700	552,200	518,700
Cathode cash production cost per pound before hedging	$ 0.16	$ 0.12	$ 0.14

PT Smelting Cathode Cash Production Cost Per Pound of Copper

PT Smelting cathode cash production cost per pound of copper is a measure intended to provide investors with information about the costs associated with our 25 percent-owned smelting operations in Indonesia. Other smelting companies present this measure, although our measure may not be comparable to similarly titled measures reported by other companies.

Below is a reconciliation of the production costs used to calculate PT Smelting's cathode cash production cost per pound of copper to our equity in PT Smelting earnings (losses) reported in our consolidated financial statements (in thousands, except per pound amounts):

Years Ended December 31,	2003	2002	2001
Production costs – PT Smelting (100%)	$ 55,787	$ 64,108	$ 59,943
Add: Gold and silver refining charges	6,200	4,263	5,724
Less: Acid and other by-product revenues	(10,665)	(5,275)	(7,915)
Production cost of anodes sold	(3,339)	(4,148)	(680)
Production cost used in calculating cathode cash production cost	$ 47,983	$ 58,948	$ 57,072
Pounds of cathode produced	492,400	424,100	468,400
Cathode cash production cost per pound	$ 0.10	$ 0.14	$ 0.12
RECONCILIATION TO AMOUNTS REPORTED			
Production costs per above	$ (55,787)	$ (64,108)	$ (59,943)
Other costs	(780,530)	(517,438)	(599,502)
Revenue and other income	859,715	565,788	639,862
PT Smelting net income (loss)	23,398	(15,758)	(19,583)
PT Freeport Indonesia's 25% equity interest	5,850	(3,940)	(4,896)
Amortization of excess investment cost	(241)	(241)	(241)
Equity in PT Smelting earnings (losses) per consolidated financial statements	$ 5,609	$ (4,181)	$ (5,137)

REPORT OF INDEPENDENT AUDITORS

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF FREEPORT-McMoRan COPPER & GOLD INC.:

We have audited the accompanying consolidated balance sheets of Freeport-McMoRan Copper & Gold Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, cash flows and stockholders' equity for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated statements of income, cash flows and stockholders' equity of Freeport-McMoRan Copper & Gold Inc. for the year ended December 31, 2001, were audited by other auditors who have ceased operations and whose report dated February 8, 2002 (except with respect to the payment of the Nusamba loan discussed in Note 2, as to which the date is February 27, 2002), expressed an unqualified opinion on those statements and included an explanatory paragraph that disclosed the change in the Company's method of accounting for derivative instruments and hedging activities discussed in Note 1 to these consolidated financial statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Freeport-McMoRan Copper & Gold Inc. and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations," and effective July 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." As discussed in Note 1 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of computing depreciation for PT Freeport Indonesia's mining and milling life-of-mine assets.

Ernst & Young LLP
New Orleans, Louisiana,
January 28, 2004

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with Freeport-McMoRan Copper & Gold Inc.'s Annual Report for the fiscal year ended December 31, 2001. This audit report has not been reissued by Arthur Andersen LLP in connection with this Annual Report for the fiscal year ended December 31, 2003.

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF FREEPORT-McMoRan COPPER & GOLD INC.:

We have audited the accompanying balance sheets of Freeport-McMoRan Copper & Gold Inc. (the Company), a Delaware Corporation, as of December 31, 2001 and 2000, and the related statements of income, cash flows and stockholders' equity for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

As explained in Note 1 to the financial statements, effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, as amended, "Accounting for Derivative Instruments and Hedging Activities."

Arthur Andersen LLP

New Orleans, Louisiana,

February 8, 2002 *(except with respect to the payment of the Nusamba loan discussed in Note 2, as to which the date is February 27, 2002)*

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31,	2003	2002	2001
(In Thousands, Except Per Share Amounts)			
Revenues	$2,212,165	$1,910,462	$1,838,866
Cost of sales:			
Production and delivery	1,071,326	938,462	943,439
Depreciation and amortization	230,803	260,446	283,889
Total cost of sales	1,302,129	1,198,908	1,227,328
Exploration expenses	6,449	3,112	9,190
General and administrative expenses	80,279	68,305	59,422
Total costs and expenses	1,388,857	1,270,325	1,295,940
Operating income	823,308	640,137	542,926
Equity in PT Smelting earnings (losses)	5,609	(4,181)	(5,137)
Interest expense, net	(197,017)	(171,209)	(173,595)
Losses on early extinguishment and conversion of debt	(34,589)	—	—
Other expense, net	(13,536)	(15,085)	(5,418)
Income before income taxes and minority interests	583,775	449,662	358,776
Provision for income taxes	(338,053)	(245,518)	(202,979)
Minority interests in net income of consolidated subsidiaries	(48,469)	(36,441)	(42,772)
Net income before cumulative effect of changes in accounting principles	197,253	167,703	113,025
Cumulative effect of changes in accounting principles, net	(15,593)	(3,049)	—
Net income	181,660	164,654	113,025
Preferred dividends	(27,441)	(37,604)	(36,529)
Net income applicable to common stock	$ 154,219	$ 127,050	$ 76,496
Net income per share of common stock:			
Basic:			
Before cumulative effect	$ 1.09	$ .90	$ .53
Cumulative effect	(.10)	(.02)	—
Net income per share of common stock	$ .99	$ .88	$ .53
Diluted:			
Before cumulative effect	$ 1.07	$ .89	$ .53
Cumulative effect	(.10)	(.02)	—
Net income per share of common stock	$ .97	$ .87	$ .53
Average common shares outstanding:			
Basic	155,805	144,649	143,952
Diluted	159,102	146,418	144,938
Dividends paid per common share	$ .27	$ —	$ —

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31,	2003	2002	2001
(In Thousands)			
Cash flow from operating activities:			
Net income	$ 181,660	$ 164,654	$ 113,025
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	230,803	260,446	283,889
Cumulative effect of changes in accounting principles	15,593	3,049	—
Losses on early extinguishment and conversion of debt	34,589	—	—
Gain on redemption of gold-denominated and silver-denominated preferred stock	(23,832)	(830)	(2,115)
Deferred income taxes	110,653	51,476	67,086
Equity in PT Smelting (earnings) losses	(5,609)	4,181	5,137
Minority interests' share of net income	48,469	36,441	42,772
Increase in deferred mining costs	(64,400)	(30,645)	(29,444)
Increase in long-term compensation benefits	13,689	2,198	2,132
Amortization of deferred financing costs	16,196	12,029	5,371
Currency translation loss (gain)	13,561	11,892	(2,395)
Equipment loss caused by pit slippage	8,434	—	—
Elimination (recognition) of profit on PT Freeport Indonesia sales to PT Smelting	(7,018)	8,393	(6,177)
Provision for inventory obsolescence	6,000	6,000	6,000
Other	11,084	1,567	1,207
Decreases (increases) in working capital:			
Accounts receivable	8,304	(70,389)	31,750
Inventories	(30,607)	(23,793)	20,844
Prepaid expenses and other	(5,428)	671	8,355
Accounts payable and accrued liabilities	60,878	(33)	(5,289)
Rio Tinto share of joint venture cash flows	(9,806)	9,894	(37,743)
Accrued income taxes	(41,141)	65,531	4,578
Decrease (increase) in working capital	(17,800)	(18,119)	22,495
Net cash provided by operating activities	572,072	512,732	508,983
Cash flow from investing activities:			
PT Freeport Indonesia capital expenditures	(129,245)	(182,896)	(156,373)
Atlantic Copper capital expenditures	(9,941)	(5,108)	(10,599)
Investment in PT Puncakjaya Power, net of cash acquired	(68,127)	—	—
Sale (purchase) of restricted investments	73,629	47,938	(139,762)
Increase in Atlantic Copper restricted cash	—	(11,000)	—
Investment in PT Smelting	(932)	—	—
Other	1,798	2,773	5,930
Net cash used in investing activities	(132,818)	(148,293)	(300,804)
Cash flow from financing activities:			
Proceeds from sale of senior notes	1,046,437	—	582,619
Proceeds from other debt	56,698	295,498	112,953
Repayments of debt	(844,374)	(617,123)	(821,218)
Redemptions of preferred stock	(227,081)	(11,671)	(10,386)
Cash dividends paid:			
Common stock	(41,682)	—	—
Preferred stock	(33,733)	(37,294)	(36,612)
Minority interests	(1,623)	—	(6,786)
Proceeds from exercised stock options	68,776	7,777	597
Purchases of FCX common shares	—	—	(3,436)
Bank credit facilities fees and other	(6,856)	(1,377)	(20,743)
Loans to Nusamba	—	—	(5,548)
Net cash provided by (used in) financing activities	16,562	(364,190)	(208,560)
Net increase (decrease) in cash and cash equivalents	455,816	249	(381)
Cash and cash equivalents at beginning of year	7,836	7,587	7,968
Cash and cash equivalents at end of year	$ 463,652	$ 7,836	$ 7,587
Interest paid	$ 163,513	$ 173,728	$ 160,128
Income taxes paid	$ 268,796	$ 128,320	$ 139,448

The accompanying Notes to Consolidated Financial Statements, which include information in Notes 1, 2, 5, 6, 10 and 11 regarding noncash transactions, are an integral part of these financial statements.

CONSOLIDATED BALANCE SHEETS

December 31, (In Thousands)	2003	2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 463,652	$ 7,836
Restricted cash and investments	34,964	49,809
Accounts receivable:		
Customers	164,062	175,497
Other	32,378	15,012
Inventories:		
Product	170,925	139,871
Materials and supplies, net	226,102	247,376
Prepaid expenses and other	8,050	2,579
Total current assets	1,100,133	637,980
Property, plant, equipment and development costs, net	3,261,697	3,320,561
Other assets	155,722	52,661
Deferred mining costs	142,635	78,235
Investment in PT Smelting	58,179	44,619
Restricted cash and investments	—	58,137
Total assets	$ 4,718,366	$ 4,192,193
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 311,948	$ 262,310
Current portion of long-term debt and short-term borrowings	152,396	77,112
Accrued interest payable	49,276	29,081
Accrued income taxes	43,134	81,319
Rio Tinto share of joint venture cash flows	39,693	51,297
Unearned customer receipts	35,335	36,754
Total current liabilities	631,782	537,873
Long-term debt, less current portion	2,075,934	1,961,278
Accrued postretirement benefits and other liabilities	161,859	140,016
Deferred income taxes	885,248	706,510
Minority interests	187,559	129,687
Redeemable preferred stock	—	450,003
Stockholders' equity:		
Step-up convertible preferred stock	—	349,990
Class B common stock, par value $0.10, 260,001,296 shares and 220,082,757 shares issued, respectively	26,000	22,008
Capital in excess of par value of common stock	1,468,426	687,828
Retained earnings	646,933	534,447
Accumulated other comprehensive income	8,668	10,963
Common stock held in treasury – 76,634,204 shares and 75,172,774 shares, at cost, respectively	(1,374,043)	(1,338,410)
Total stockholders' equity	775,984	266,826
Total liabilities and stockholders' equity	$ 4,718,366	$ 4,192,193

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended December 31,	2003	2002	2001
(In Thousands)			
Step-up convertible preferred stock:			
Balance at beginning of year representing 13,999,600 shares	$ 349,990	$ 349,990	$ 349,990
Conversions to Class B common stock and redemptions	(349,990)	—	—
Balance at end of year representing 13,999,600 shares in 2002 and 2001	—	349,990	349,990
Class A common stock:			
Balance at beginning of year representing 97,146,428 shares in 2002 and 97,071,944 shares in 2001	—	9,715	9,707
Issued restricted stock representing 140,665 shares in 2002 and 74,484 shares in 2001	—	14	8
Conversion to Class B common stock	—	(9,729)	—
Balance at end of year representing 97,146,428 shares in 2001	—	—	9,715
Class B common stock:			
Balance at beginning of year representing 220,082,757 shares in 2003, 121,744,654 shares in 2002 and 121,687,529 shares in 2001	22,008	12,174	12,169
Step-up convertible preferred stock conversions	1,146	—	—
8 1/4% convertible senior notes conversions	2,176	—	—
Class A common stock conversion	—	9,729	—
Exercised stock options and issued restricted stock representing 6,702,871 shares in 2003, 1,051,010 shares in 2002 and 57,125 shares in 2001	670	105	5
Balance at end of year representing 260,001,296 shares in 2003, 220,082,757 shares in 2002 and 121,744,654 shares in 2001	26,000	22,008	12,174
Capital in excess of par value of common stock:			
Balance at beginning of year	687,828	660,329	657,239
Step-up convertible preferred stock conversions	341,885	—	—
8 1/4% convertible senior notes conversions	303,782	—	—
Exercised stock options and other stock option amounts	106,920	14,220	899
Restricted stock grants	1,380	1,250	2,191
Reclass of redeemable preferred stock issuance costs to other assets	26,631	—	—
Tax benefit for stock option exercises	—	12,029	—
Balance at end of year	1,468,426	687,828	660,329
Retained earnings:			
Balance at beginning of year	534,447	407,397	330,901
Net income	181,660	164,654	113,025
Dividends on common stock	(41,733)	—	—
Dividends on preferred stock	(27,441)	(37,604)	(36,529)
Balance at end of year	646,933	534,447	407,397
Accumulated other comprehensive income (loss):			
Balance at beginning of year	10,963	(1,184)	10,244
Other comprehensive income (loss), net of taxes:			
Cumulative effect of change in accounting for derivatives	—	—	(982)
Change in unrealized derivatives' fair value	5,195	13,615	(14,920)
Reclass to earnings of net realized derivatives (gains) losses	(7,490)	(1,468)	4,474
Balance at end of year	8,668	10,963	(1,184)
Common stock held in treasury:			
Balance at beginning of year representing 75,172,774 shares in 2003, 74,915,457 shares in 2002 and 74,718,076 shares in 2001	(1,338,410)	(1,333,977)	(1,332,319)
Shares purchased representing 194,000 shares in 2001	—	—	(1,620)
Tender of 1,461,430 shares in 2003, 257,317 shares in 2002 and 3,381 shares in 2001 to FCX for exercised stock options and restricted stock	(35,633)	(4,433)	(38)
Balance at end of year representing 76,634,204 shares in 2003, 75,172,774 shares in 2002 and 74,915,457 shares in 2001	(1,374,043)	(1,338,410)	(1,333,977)
Total stockholders' equity	$ 775,984	$ 266,826	$ 104,444

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation. The consolidated financial statements of Freeport-McMoRan Copper & Gold Inc. (FCX) include the accounts of those subsidiaries where FCX directly or indirectly has more than 50 percent of the voting rights and has the right to control significant management decisions. FCX consolidates its 90.6 percent owned subsidiary PT Freeport Indonesia and its 85.7 percent owned subsidiary PT Puncakjaya Power, as well as its wholly owned subsidiaries, primarily Atlantic Copper, S.A. and PT Irja Eastern Minerals. FCX's unincorporated joint ventures with Rio Tinto plc are reflected using the proportionate consolidation method (Note 2). PT Freeport Indonesia's 25 percent ownership interest and related investment in PT Smelting is accounted for under the equity method (Note 9). All significant intercompany transactions have been eliminated. Certain prior year amounts have been reclassified to conform to the 2003 presentation. Changes in the accounting principles applied during the years presented are discussed below under the captions "Property, Plant, Equipment and Development Costs," "Reclamation and Closure Costs" and "Derivative Instruments."

Use of Estimates. The preparation of FCX's financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. The more significant areas requiring the use of management estimates include mineral reserve estimation, useful asset lives for depreciation and amortization, the estimated average ratio of overburden to ore over the life of the open-pit mine, allowances for obsolete inventory, reclamation and environmental obligations, postretirement and other employee benefits, deferred taxes and valuation allowances and future cash flows associated with assets. Actual results could differ from those estimates.

Cash Equivalents, Restricted Cash and Investments. Highly liquid investments purchased with maturities of three months or less are considered cash equivalents. Restricted investments include U.S. government securities, plus accrued interest thereon, totaling $24.0 million at December 31, 2003, and $96.9 million at December 31, 2002, pledged as security for scheduled interest payments through July 31, 2004, on FCX's outstanding 8 ¼% Convertible Senior Notes (see Note 5). Restricted cash held in escrow as security on certain Atlantic Copper debt totaled $11.0 million at December 31, 2003 and 2002 (see Note 5).

Accounts Receivable. Customer accounts receivable include amounts due from PT Smelting totaling $33.5 million at December 31, 2003, and $51.2 million at December 31, 2002. Other accounts receivable include refundable value-added taxes from the Government of Indonesia totaling $4.7 million at December 31, 2003, and $1.7 million at December 31, 2002.

Inventories. Inventories of materials and supplies, as well as salable products, are stated at the lower of cost or market. PT Freeport Indonesia uses the average cost method for all inventories and Atlantic Copper uses the first-in, first-out (FIFO) cost method for its sales of finished copper products (see Note 3).

Property, Plant, Equipment and Development Costs. Property, plant, equipment and development costs are carried at cost. Mineral exploration costs are expensed as incurred, except in the year when proven and probable reserves have been established for a given property, in which case all exploration costs for that property incurred since the beginning of that year are capitalized. Refer to Note 13 for the definition of proven and probable reserves. No exploration costs were capitalized during the years presented. Development costs are capitalized beginning after proven and probable reserves have been established. Development costs include costs to prepare ore bodies and construct required infrastructure for the production of proven and probable reserves. Additionally, interest expense allocable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use. Expenditures for replacements and improvements are capitalized. Costs related to periodic scheduled maintenance (turnarounds) are expensed as incurred. Depreciation for mining and milling life-of-mine assets is determined using the unit-of-production method based on estimated recoverable proven and probable copper reserves. Other assets are depreciated on a straight-line basis over estimated useful lives of 15 to 20 years for buildings and 3 to 25 years for machinery and equipment.

In 2001, PT Freeport Indonesia changed the estimated depreciable lives of certain of its assets, primarily its power generation assets, which decreased depreciation expense for 2001 by $25.6 million, $12.5 million to net income ($0.09 per share), and had increased estimates of future development costs related to its undeveloped ore bodies, which increased depreciation expense for 2001 by $39.8 million, $19.4 million to net income ($0.13

per share). These changes resulted from a review of recent operating history and current maintenance practices, and from PT Freeport Indonesia's updated comprehensive mine development plan.

Effective January 1, 2002, FCX changed its method of computing depreciation for PT Freeport Indonesia's mining and milling life-of-mine assets. Prior to January 1, 2002, PT Freeport Indonesia depreciated mining and milling life-of-mine assets on a composite basis. Total historical capitalized costs and estimated future development costs relating to its developed and undeveloped reserves were depreciated using the unit-of-production method based on total developed and undeveloped proven and probable copper reserves. Estimated future costs, which are significant, to develop PT Freeport Indonesia's undeveloped ore bodies are expected to be incurred over the next 20 to 25 years.

After considering the inherent uncertainties and subjectivity relating to the long time frame over which these estimated costs would be incurred, and after consultation with the accounting staff of the Securities and Exchange Commission, management revised its depreciation methodology prospectively. Effective January 1, 2002, depreciation for the mining and milling life-of-mine assets excludes consideration of future development costs. Under the new methodology, PT Freeport Indonesia depreciates the capitalized costs of individual producing mines over the related proven and probable copper reserves. Infrastructure and other common costs continue to be depreciated over total proven and probable copper reserves.

Asset Impairment. FCX reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment loss is measured as the amount by which asset carrying value exceeds its fair value. Fair value is generally determined using valuation techniques such as estimated future cash flows. An impairment is considered to exist if total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows for our mining assets, which are considered one asset group, include estimates of recoverable pounds and ounces, metal prices (considering current and historical prices, price trends and related factors), production rates and costs, capital and reclamation costs as appropriate, all based on detailed life-of-mine engineering plans. Future cash flows for our smelting assets include estimates of treatment and refining rates (considering current and historical prices, price trends and related factors), production rates and costs, capital and reclamation costs as appropriate, all based on operating projections. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. No impairment losses were recorded during the periods presented.

Mining Costs. Mining costs are charged to operations as incurred. However, because of the configuration and location of the Grasberg open-pit ore body and the location and extent of the related surrounding overburden, the ratio of overburden to ore is much higher in the initial mining of the open pit than in later years. As a result, surface mining costs associated with overburden removal at PT Freeport Indonesia's Grasberg open-pit mine that are estimated to relate to future production are initially deferred and subsequently charged to operating costs when the ratio of actual overburden removed to ore mined falls below the estimated average ratio of overburden to ore over the life of the Grasberg open-pit mine. PT Freeport Indonesia evaluates the recoverability of these deferred mining costs in conjunction with its evaluation of the recoverability of its mining assets as described in FCX's "Asset Impairment" accounting policy. The Grasberg mine is currently FCX's only producing open-pit mine.

PT Freeport Indonesia's geologists and engineers reassess the overburden to ore ratio and the remaining life of its open-pit mine at least annually, and any changes in estimates are reflected prospectively beginning in the quarter of change. PT Freeport Indonesia's estimated average ratio of overburden to ore over the life of the mine in its deferred mining costs calculation was 2.0 to 1 in 2003, 1.8 to 1 in 2002 and 1.6 to 1 in 2001. The ratio changed in the fourth quarter of each of the last three years and the impact of the changes on each year's results was to decrease net income by $1.5 million ($0.01 per share) in 2003, $1.1 million ($0.01 per share) in 2002 and $1.5 million ($0.01 per share) in 2001. If the changes in the ratio in the fourth quarter of 2003 had been applied at the beginning of the year, the deferral of mining costs for 2003 would have been an estimated $7.3 million lower and net income would have been $3.7 million ($0.02 per share) lower. Effective January 1, 2004, the estimated average ratio of overburden to ore over the life of the mine in PT Freeport Indonesia's deferred mining calculation is expected to be 2.2 to 1.

Reclamation and Closure Costs. Effective January 1, 2003, FCX adopted Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations," which requires recording the fair value of an asset retirement obligation associated with tangible long-lived assets in the period incurred. Retirement obligations associated with long-lived assets included within the scope of SFAS No. 143 are those for which there is a legal obligation to settle under existing or enacted law, statute, written or oral contract or by legal construction.

In 2002, FCX engaged an independent environmental consulting and auditing firm to assist in estimating PT Freeport Indonesia's asset retirement obligations, and FCX worked with other consultants in estimating Atlantic Copper's and PT Smelting's asset retirement obligations. FCX estimated these obligations using an expected cash flow approach, in which multiple cash flow scenarios were used to reflect a range of possible outcomes. FCX estimated these aggregate undiscounted obligations to be approximately $120 million for PT Freeport Indonesia, $17 million for Atlantic Copper and $11 million for PT Smelting. To calculate the fair value of these obligations, FCX applied an estimated long-term inflation rate of 2.5 percent, except for Indonesian rupiah-denominated labor costs with respect to PT Freeport Indonesia's and PT Smelting's obligations, for which an estimated inflation rate of 9 percent was applied. The projected cash flows were discounted at FCX's estimated credit-adjusted, risk-free interest rates which ranged from 9.4 percent to 12.6 percent for the corresponding time periods over which these costs would be incurred. After discounting the projected cash flows, a market risk premium of 10 percent was applied to the total to reflect what a third party might require to assume these asset retirement obligations. The market risk premium was based on market-based estimates of rates that a third party would have to pay to insure its exposure to possible future increases in the value of these obligations.

At January 1, 2003, FCX estimated the fair value of its total asset retirement obligations to be $28.5 million. FCX recorded the fair value of these obligations and the related additional assets as of January 1, 2003. The net difference between FCX's previously recorded reclamation and closure cost liability and the amounts estimated under SFAS No. 143, after taxes and minority interest, resulted in a gain of $9.1 million (after reduction by $8.5 million for taxes and minority interest sharing), $0.06 per share on a diluted basis, which was recognized as a cumulative effect adjustment for a change in accounting principle. As a result of adopting SFAS No. 143, FCX expects future depreciation and amortization expense to be lower and production costs to be higher, with no significant net impact on net income during the near term. Excluding the cumulative effect adjustment, the net effect of adopting SFAS No. 143 was to increase net income by approximately $1 million, $0.01 per share, in 2003.

Prior to adoption of SFAS No. 143, estimated future reclamation and mine closure costs for PT Freeport Indonesia's current mining operations in Indonesia were accrued and charged to income over the estimated life of the mine by the unit-of-production method based on estimated recoverable proven and probable copper reserves. Estimated future closure costs for Atlantic Copper's and PT Smelting's operations were not considered material and no accruals were made. See Note 10 for further discussion about FCX's asset retirement obligations.

Income Taxes. FCX accounts for income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes." Deferred income taxes are provided to reflect the future tax consequences of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements (see Note 8).

Pro Forma Net Income. Presented below are FCX's reported results and pro forma amounts that would have been reported in FCX's Statements of Income had those statements been adjusted for the retroactive application of the 2003 changes in accounting principles (SFAS No. 143 and SFAS No. 150) and the 2002 change in depreciation methodology (in thousands, except per share amounts):

Years Ended December 31,	2003	2002	2001
Actual reported results:			
Net income applicable to common stock	$154,219	$127,050	$ 76,496
Basic net income per share of common stock	0.99	0.88	0.53
Diluted net income per share of common stock	0.97	0.87	0.53
Pro forma amounts assuming retroactive application:			
Net income applicable to common stock	$169,307	$129,635	$104,847
Basic net income per share of common stock	1.09	0.90	0.73
Diluted net income per share of common stock	1.06	0.89	0.72

Derivative Instruments. At times FCX and its subsidiaries have entered into derivative contracts to manage certain risks resulting from fluctuations in commodity prices (primarily copper and gold), foreign currency exchange rates and interest rates by creating offsetting market exposures. FCX accounts for derivatives pursuant to SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as subsequently amended, established accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative and the resulting designation. See Note 11 for a summary of FCX's outstanding derivative instruments at December 31, 2003, and a discussion of FCX's risk management strategies for those designated as hedges.

Upon adoption of SFAS No. 133 on January 1, 2001, FCX recorded immaterial cumulative gain adjustments totaling $0.8 million to other income and net income to adjust the recorded values of PT Freeport Indonesia's and Atlantic Copper's foreign currency forward contracts to fair value and $0.8 million to revenues ($0.4 million to net income) to adjust the embedded derivatives (see "Revenue Recognition") in PT Freeport Indonesia's provisionally priced copper sales to fair value, as calculated under SFAS No. 133. In addition, FCX recorded a cumulative effect net loss adjustment to other comprehensive income totaling $1.0 million for the fair value of Atlantic Copper's interest rate swaps on January 1, 2001. FCX elected to continue its historical accounting for its redeemable preferred stock indexed to commodities under the provisions of SFAS No. 133 which allow such instruments issued before January 1, 1998, to be excluded from those instruments required to be adjusted for changes in their fair values. Redeemable preferred stock indexed to commodities is treated as a hedge of future production and is carried at its original issue value. As redemption payments occur, differences between the carrying value and the payment are recorded as an adjustment to revenues (see Note 5).

Effective July 1, 2003, FCX adopted SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." On July 1, 2003, FCX reclassified its mandatorily redeemable preferred stock totaling $450.0 million as debt and reclassified the $26.6 million of original issuance costs from capital in excess of par value of common stock to other assets. FCX also recorded a $24.7 million ($0.16 per share) cumulative effect adjustment for the amortization of the original issuance costs through July 1, 2003. Effective July 1, 2003, dividend payments on FCX's mandatorily redeemable preferred stock are classified as interest expense. SFAS No. 150 does not permit prior period financial statements to be restated to reflect the changes in classification. In addition to the cumulative effect adjustment, adopting SFAS No. 150 decreased net income applicable to common stock by approximately $0.4 million, less than $0.01 per share, in 2003 for amortization after July 1 of original issuance costs.

Revenue Recognition. PT Freeport Indonesia's sales of copper concentrates, which also contain significant quantities of gold and silver, are recognized in revenues when the title to the concentrates is transferred to the buyer (which coincides with the transfer of the risk of loss) at the point the concentrates are moved over the vessel's rail at PT Freeport Indonesia's port facility.

Revenues from PT Freeport Indonesia's concentrate sales are recorded based on either 100 percent of a provisional sales price or a final sales price calculated in accordance with the terms specified in the relevant sales contract. Revenues from concentrate sales are recorded net of royalties, treatment and all refining charges (including price participation, if applicable) and the impact of commodity contracts, including the impact of redemptions of FCX's mandatorily redeemable preferred stock indexed to commodities (see Notes 5 and 11). Moreover, because a portion of the metals contained in copper concentrates is unrecoverable as a result of the smelting process, our revenues from concentrate sales are also recorded net of allowances based on the quantity and value of these unrecoverable metals. These allowances are a negotiated term of our contracts and vary by customer. Treatment and refining charges represent payments to smelters and refiners and are either fixed or in certain cases vary with the price of copper.

PT Freeport Indonesia's concentrate sales agreements, including its sales to Atlantic Copper and PT Smelting, provide for provisional billings based on world metals prices when shipped, primarily using then-current prices on the London Metal Exchange (LME). Final settlement on the copper portion is generally based on the average LME price for a specified future period, generally three months after the month of arrival at the customer's facility. Final delivery to customers in Asia generally takes up to 25 days and to customers in Europe generally takes up to 57 days.

Under SFAS No. 133, PT Freeport Indonesia's sales based on a provisional sales price contain an embedded derivative which is required to be bifurcated from the host contract. The host contract is the sale of the metals contained in the concentrates at the current spot LME price. The embedded derivative, which does not qualify for hedge accounting, is marked-to-market through earnings each period. At December 31, 2003, FCX had consolidated embedded copper derivatives on 64.6 million pounds recorded at an average price of $1.05 per pound. All of these derivatives are expected to be finally priced during the first quarter of 2004. A one-cent movement in the average price used for these derivatives would have an approximate $0.3 million impact on FCX's 2004 net income. Gold sales are priced according to individual contract terms, generally the average London Bullion Market Association price for a specified month near the month of shipment. At December 31, 2003, FCX had consolidated embedded gold derivatives on 19,600 ounces recorded at an average price of $417.25 per ounce. For 2003, 2002 and 2001, the maximum net price adjustment to revenues after initial recognition was 5 percent for copper revenues and 2 percent for gold revenues.

PT Freeport Indonesia pays royalties under a Contract of Work (see Note 10). The copper royalty rate payable by PT Freeport Indonesia under its Contract of Work varies from 1.5 percent of copper net revenue at a copper price of $0.90 or less per pound to 3.5 percent at a copper price of $1.10 or more per pound. The Contract of Work royalty rate for gold and silver sales is 1.0 percent.

A large part of the mineral royalties under Government of Indonesia regulations is designated to the provinces from which the minerals are extracted. In connection with its fourth concentrator mill expansion completed in 1998, PT Freeport Indonesia agreed to pay the Government of Indonesia voluntary additional royalties (royalties not required by the Contract of Work) to provide further support to the local governments and the people of the Indonesian province of Papua. The additional royalties are paid on metal from production from PT Freeport Indonesia's milling facilities above 200,000 metric tons of ore per day. The additional royalty for copper equals the Contract of Work royalty rate, and for gold and silver equals twice the Contract of Work royalty rates. Therefore, PT Freeport Indonesia's royalty rate on copper net revenues from production above 200,000 metric tons of ore per day is double the Contract of Work royalty rate, and the royalty rates on gold and silver sales from production above 200,000 metric tons of ore per day are triple the Contract of Work royalty rates. The combined royalties, including the voluntary additional royalties, which became effective January 1, 1999, totaled $26.5 million in 2003, $24.5 million in 2002 and $24.3 million in 2001.

Foreign Currencies. Transaction gains and losses associated with Atlantic Copper's euro-denominated and PT Freeport Indonesia's rupiah-denominated monetary assets and liabilities are included in net income. Atlantic Copper's euro-denominated net monetary liabilities totaled $94.2 million at December 31, 2003, based on an exchange rate of $1.26 per euro. Excluding hedging amounts, net Atlantic Copper foreign currency transaction gains (losses) totaled $(13.6) million in 2003, $(11.9) million in 2002 and $2.4 million in 2001. PT Freeport Indonesia's rupiah-denominated net monetary liabilities totaled $7.5 million at December 31, 2003, based on an exchange rate of 8,437 rupiah to one U.S. dollar. Excluding hedging amounts, net PT Freeport Indonesia foreign currency transaction losses totaled $3.0 million in 2003, $3.5 million in 2002 and $1.2 million in 2001.

Comprehensive Income. FCX follows SFAS No. 130, "Reporting Comprehensive Income," for the reporting and display of comprehensive income (net income plus other comprehensive income, or all other changes in net assets from nonowner sources) and its components. FCX's comprehensive income for 2003, 2002 and 2001 follows (in thousands):

	2003	2002	2001
Net income	$181,660	$164,654	$113,025
Other comprehensive income (loss):			
Cumulative effect of change in accounting for derivatives, no tax effect	—	—	(982)
Change in unrealized derivatives' fair value, net of taxes of $3.1 million for 2002 and $1.3 million for 2001	5,195	13,615	(14,920)
Reclass to earnings, net of taxes of $4.7 million for 2002 and $(0.3) million for 2001	(7,490)	(1,468)	4,474
Total comprehensive income	$179,365	$176,801	$101,597

Effective January 1996, Atlantic Copper changed its functional currency from the peseta (the Spanish currency at the time) to the U.S. dollar. This change resulted from significant changes in Atlantic Copper's operations related to a large expansion of its smelting and refining operations financed with U.S. dollar borrowings and the sale of its mining operations that incurred significant peseta operating costs. Accumulated Other Comprehensive Income reported in the Statements of Stockholders' Equity before 2001 totaled $10.2 million and consisted solely of the cumulative foreign currency translation adjustment at Atlantic Copper prior to changing its functional currency, for which there is no tax effect. In accordance with SFAS No. 52, "Foreign Currency Translation," the currency translation adjustment recorded up through the date of the change in functional currency will only be adjusted in the event of a full or partial disposition of FCX's investment in Atlantic Copper.

New Accounting Standard – FIN 46. Effective December 31, 2003, FCX adopted Financial Accounting Standards Board Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities-an interpretation of ARB No. 51" (FIN 46). FIN 46 is intended to clarify the application of Accounting Research Bulletin No. 51 "Consolidated Financial Statements" (ARB No. 51), to certain entities in which equity investors do not have characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. Adoption of FIN 46 did not result in any changes to FCX's consolidated subsidiaries.

NOTE 2. OWNERSHIP IN SUBSIDIARIES AND JOINT VENTURES WITH RIO TINTO

Ownership in Subsidiaries. FCX's direct ownership in PT Freeport Indonesia totaled 81.3 percent at December 31, 2003 and 2002. PT Indocopper Investama, an Indonesian company, owns 9.4 percent of PT Freeport Indonesia. FCX owned 49 percent of PT Indocopper Investama and acquired the remaining 51 percent ownership in PT Indocopper Investama in February 2002, as discussed below, bringing FCX's total ownership in PT Freeport Indonesia to 90.6 percent. At December 31, 2003, PT Freeport Indonesia's net assets totaled $2.0 billion, including $1.8 billion of retained earnings. As of December 31, 2003, FCX has two outstanding loans to PT Freeport Indonesia totaling $204.9 million.

Substantially all of PT Freeport Indonesia's assets are located in Indonesia. Indonesia continues to face political, economic and social uncertainties, including separatist movements and civil and religious strife in a number of provinces. In particular, several separatist groups are opposing Indonesian rule over the province of Papua, where PT Freeport Indonesia's mining operations are located, and have sought political independence for the province. In response to demands for political independence, new Indonesian regional autonomy laws became effective January 1, 2001. However, the manner in which the new laws will be implemented and the degree of political and economic autonomy that they may bring to individual provinces, including Papua, is uncertain.

On August 31, 2002, three people were killed and 11 others were wounded in an ambush by a group of unidentified assailants. The assailants shot at several vehicles transporting international contract schoolteachers from PT Freeport Indonesia's school in Tembagapura, their family members, and other contractors to PT Freeport Indonesia on the road near Tembagapura, the mining town where the majority of PT Freeport Indonesia's personnel reside. The identity of the assailants remains uncertain. Indonesian authorities and the U.S. Federal Bureau of Investigation continue to investigate the incident and PT Freeport Indonesia is cooperating fully with the investigations. PT Freeport Indonesia's operations were not interrupted.

In 1997, PT Nusamba Mineral Industri (Nusamba), an Indonesian company and a subsidiary of PT Nusantara Ampera Bakti, acquired from a third party approximately 51 percent of the capital stock of PT Indocopper Investama. PT Indocopper Investama owns 9.4 percent of PT Freeport Indonesia and 10 percent of Eastern Minerals. Nusamba paid $61.6 million in cash and financed $253.4 million of the $315.0 million purchase price with a variable-rate commercial loan from a syndicate of commercial banks, including JPMorgan Chase Bank as agent, which was to mature in March 2002. FCX guaranteed the Nusamba loan for the purpose of continuing minority Indonesian ownership of PT Freeport Indonesia. FCX also agreed to lend to Nusamba any amounts required to cover any shortfalls between the interest payments due on the commercial loan and dividends received by Nusamba from PT Indocopper Investama. Through February 2002, FCX loaned Nusamba $68.9 million to cover such shortfalls and charged to expense $7.3 million of this amount because the loans exceeded Nusamba's initial cash investment.

In discussions early in 2002, Nusamba informed FCX that it did not expect to be able to repay the bank loan or FCX's loan at maturity, which would obligate FCX to pay the bank loan. On February 27, 2002, FCX repaid the bank loan as provided for under the terms of its credit facilities and acquired Nusamba's ownership in PT Indocopper Investama. For accounting purposes, the transactions were deemed effective as of December 31, 2001. As a result of FCX's payment of the Nusamba bank loan, FCX's ownership interest in PT Freeport Indonesia increased to 90.6 percent from 85.9 percent and FCX's ownership interest in Eastern Minerals increased to 100 percent from 95 percent.

FCX owns 100 percent of the outstanding Atlantic Copper common stock. At December 31, 2003, Atlantic Copper's net liabilities totaled $1.0 million and FCX had no outstanding advances to Atlantic Copper. Atlantic Copper is not expected to pay dividends in the near future. Under the terms of its concentrate sales agreements with Atlantic Copper, PT Freeport Indonesia had outstanding trade receivables from Atlantic Copper totaling $173.4 million at December 31, 2003. FCX made cash contributions to Atlantic Copper totaling $10.0 million in 2003, $25.0 million in 2002 and $7.6 million in 2001. These transactions had no impact on FCX's consolidated financial statements.

Effective October 1, 2002, FCX acquired the remaining 50 percent ownership of FM Services Company it did not own previously. FM Services Company provides certain administrative, financial and other services on a cost-reimbursement basis to FCX and provides similar services to two other public companies under management services agreements with fixed fee terms. The costs billed to FCX and Rio Tinto, which include related overhead, totaled $33.4 million in 2003, $31.1 million in 2002 and $24.3 million in 2001. Management believes these costs do not differ materially from the costs that would have been incurred had the relevant personnel providing these services been employed directly by FCX. The amounts FM Services Company billed to the two other public companies totaled $3.6 million during 2003 and $2.6 million during 2002. Long-term receivables from one of those companies totaled $3.2 million at December 31, 2003.

In July 2003, FCX acquired the 85.7 percent ownership interest in PT Puncakjaya Power (PJP) owned by affiliates of Duke Energy Corporation for $78 million cash. PJP is the owner of assets supplying power to PT Freeport Indonesia's operations, including the 3x65 megawatt coal-fired power facilities. PT Freeport Indonesia purchases power from PJP under infrastructure asset financing arrangements. At December 31, 2003, PT Freeport Indonesia had infrastructure asset financing obligations to PJP totaling $295.5 million and PJP had a receivable from PT Freeport Indonesia for $386.6 million, including Rio Tinto's share. As a result of this transaction, FCX is now consolidating PJP and FCX's consolidated balance sheet no longer reflects PT Freeport Indonesia's obligation to PJP or PJP's receivable from PT Freeport Indonesia, but instead reflects the $235.5 million of outstanding PJP bank debt at December 31, 2003, and an $83.9 million receivable ($10.4 million in other accounts receivable and $73.5 million in other assets) for Rio Tinto's share of PJP's receivable as provided for in FCX's joint venture agreement with Rio Tinto.

Joint Ventures With Rio Tinto. Rio Tinto owns 23.9 million shares of FCX common stock (approximately 13.1 percent of the total outstanding common stock of FCX at December 31, 2003). In addition, FCX and Rio Tinto have established certain joint ventures. Under the joint venture arrangements, Rio Tinto has a 40 percent interest in PT Freeport Indonesia's Contract of Work and Eastern Minerals' Contract of Work, and the option to participate in 40 percent of any other future exploration projects in Papua. Under the arrangements, Rio Tinto funded $100 million in 1996 for approved exploration costs in the areas covered by the PT Freeport Indonesia and Eastern Minerals Contracts of Work. Agreed-upon exploration costs in the joint venture areas are generally shared 60 percent by FCX and 40 percent by Rio Tinto.

Pursuant to the joint venture agreement, Rio Tinto has a 40 percent interest in certain assets and future production exceeding specified annual amounts of copper, gold and silver through 2021 in Block A of PT Freeport Indonesia's Contract of Work, and, after 2021, a 40 percent interest in all production from Block A. Operating, nonexpansion capital and administrative costs are shared proportionately between PT Freeport Indonesia and Rio Tinto based on the ratio of (a) the incremental revenues from production from PT Freeport Indonesia's most recent expansion completed in 1998 to (b) total revenues from production from Block A, including production from PT Freeport Indonesia's previously existing reserves. PT Freeport Indonesia will continue to receive 100 percent of the cash flow from specified annual amounts of copper, gold and silver through 2021 calculated by reference to its proven and probable reserves as of December 31, 1994, and 60 percent of all remaining cash flow.

NOTE 3. INVENTORIES

The components of product inventories follow (in thousands):

December 31,		2003	2002
PT Freeport Indonesia:	Concentrates – Average Cost	$ 2,643	$ 5,048
Atlantic Copper:	Concentrates – FIFO	81,668	53,474
	Work in process – FIFO	76,689	74,961
	Finished goods – FIFO	9,925	6,388
Total product inventories		$170,925	$139,871

The average cost method was used to determine the cost of essentially all materials and supplies inventory. Materials and supplies inventory is net of obsolescence reserves totaling $17.6 million at December 31, 2003, and $15.8 million at December 31, 2002.

NOTE 4. PROPERTY, PLANT, EQUIPMENT AND DEVELOPMENT COSTS, NET

The components of net property, plant, equipment and development costs follow (in thousands):

December 31,	2003	2002
Exploration, development and other	$ 1,445,879	$ 1,412,079
Buildings and infrastructure	1,425,223	1,406,909
Machinery and equipment	2,141,878	2,103,055
Mobile equipment	699,038	668,296
Construction in progress	144,160	105,263
Property, plant, equipment and development costs	5,856,178	5,695,602
Accumulated depreciation and amortization	(2,594,481)	(2,375,041)
Property, plant, equipment and development costs, net	$ 3,261,697	$ 3,320,561

Exploration, development and other include excess costs related to investments in consolidated subsidiaries. Excess costs consist of $69.5 million related to FCX's purchase in December 1992 of 49 percent of the capital stock of PT Indocopper Investama, $34.5 million related to PT Freeport Indonesia's issuance of its shares to FCX in 1993 and 1994 to settle a convertible loan due to FCX and $268.4 million related to FCX's acquisition of the remaining 51 percent of the capital stock of PT Indocopper Investama in February 2002 (see Note 2). These costs are amortized using the unit-of-production method based on estimated recoverable proven and probable copper reserves. Additionally, excess costs include $20.8 million related to FCX's acquisition of Atlantic Copper in 1993. These costs are amortized using the straight-line method based on the estimated life of Atlantic Copper's smelter assets.

NOTE 5. LONG-TERM DEBT

December 31,	2003	2002
(In Thousands)		
Notes Payable:		
PJP bank debt, average rate 3.0%	$ 235,491	$ —
Atlantic Copper facility, average rate 3.5% in 2003 and 4.3% in 2002	132,972	167,919
Equipment loans and capital leases, average rate 4.2% in 2003 and 5.9% in 2002	110,313	88,426
Atlantic Copper working capital revolver, average rate 3.7% in 2003 and 2.6% in 2002	55,000	55,000
Atlantic Copper deferral loan, average rate 4.0% in 2003 and 5.0% in 2002	30,000	30,000
Other notes payable and short-term borrowings	17,542	7,880
FCX and PT Freeport Indonesia credit facilities, average rate 5.5% in 2002	—	279,000
Infrastructure asset financings, average rate 9.6% in 2003 and 9.2% in 2002	3,485	356,415
Senior Notes:		
7% Convertible Senior Notes due 2011	575,000	—
10 1/8% Senior Notes due 2010	500,000	—
8 1/4% Convertible Senior Notes due 2006	292,604	603,750
7.50% Senior Notes due 2006	66,516	200,000
7.20% Senior Notes due 2026	4,525	250,000
Redeemable Preferred Stock:		
Gold-Denominated Preferred Stock, Series II	167,379	—
Silver-Denominated Preferred Stock	37,503	—
Total debt	2,228,330	2,038,390
Less current portion of long-term debt and short-term borrowings	152,396	77,112
Long-term debt, less current portion	$2,075,934	$1,961,278

Notes Payable. As discussed in Note 2, FCX acquired the 85.7 percent ownership interest in PJP owned by affiliates of Duke Energy Corporation in July 2003. At December 31, 2003, PT Freeport Indonesia had infrastructure asset financing obligations to PJP totaling $295.5 million. As a result of FCX's acquisition of PJP, it is now consolidating PJP and FCX's consolidated balance sheet no longer reflects PT Freeport Indonesia's infrastructure asset financing obligation to PJP, but instead reflects the $235.5 million of outstanding PJP bank debt at December 31, 2003. PJP's bank debt is secured by the power-related assets operated by PJP.

Atlantic Copper has a variable-rate project loan (the Atlantic Copper facility). As of December 31, 2003, the variable-rate project loan, nonrecourse to FCX, consisted of an $83.0 million term loan being repaid with variable quarterly installments through December 2007 ($2.5 million per quarter in 2004) and a $65.0 million working capital revolver ($50.0 million outstanding at December 31, 2003) that matures December 2007. The Atlantic Copper facility requires certain hedging arrangements, restricts other borrowings and specifies certain minimum coverage ratios. Atlantic Copper's lenders agreed to waive the requirements to hedge a portion of its anticipated euro-denominated operating costs and interest costs through March 2004. Borrowings under the Atlantic Copper facility are secured by 100 percent of Atlantic Copper's capital stock, its smelter and refinery assets, and certain receivables and inventory.

FCX and PT Freeport Indonesia have vendor-financed equipment loans secured by certain PT Freeport Indonesia assets. The FCX loan had a $19.3 million balance at December 31, 2003, and at December 31, 2002. PT Freeport Indonesia has three equipment loans with this vendor ($43.4 million outstanding at December 31, 2003, and $48.3 million at December 31, 2002) and entered into capital leases with that vendor totaling $26.8 million in 2003 and $20.8 million in 2002 ($47.6 million outstanding at December 31, 2003). Interest rates on all of the equipment loans and the leases are variable.

Atlantic Copper has a variable-rate $55.0 million working capital revolving credit facility ($55.0 million outstanding at December 31, 2003) that is secured by certain shipments of copper concentrate. Twenty percent of amounts borrowed under the facility are required to be deposited in a restricted cash account. Restricted cash totaled $11.0 million at December 31, 2003. This facility matures in March 2004.

Atlantic Copper has $30.0 million outstanding as of December 31, 2003, under a deferral loan with the same security as the Atlantic Copper facility. Interest is variable and the loan matures January 2008.

FCX used a portion of the net proceeds from senior note offerings discussed below to repay all its outstanding credit facilities debt in 2003, which totaled $279.0 million at December 31, 2002. In October 2003, FCX and PT Freeport Indonesia entered into an amended $165 million revolving credit facility, which may be increased up to $350 million with additional lender commitments. The facility matures in September 2006. The credit facility allows common stock dividends, common stock purchases and investments as long as availability under the facility plus available cash exceeds $200 million or otherwise as long as certain other thresholds are exceeded. The facility also sets limitations on liens and limitations on transactions with affiliates, and requires that certain financial ratios be maintained. Security for obligations outstanding under the credit facility includes over 80 percent of PT Freeport Indonesia's assets, 50.1 percent of the outstanding stock of PT Freeport Indonesia, the outstanding stock of PT Indocopper Investama owned by FCX, and a pledge of PT Freeport Indonesia's rights under its Contract of Work (see Note 10). PT Freeport Indonesia and FCX guarantee each other's obligations under the credit facility. No amounts are currently outstanding under the facility. FCX and PT Freeport Indonesia recorded charges to other expense totaling $5.6 million, $3.7 million to net income, in 2003 to accelerate amortization of deferred financing costs related to the prior credit facility.

Senior Notes. In January 2003, FCX sold $500 million of 10 1/8% Senior Notes due 2010 for net proceeds of $487.3 million. Interest on the notes is payable semiannually on February 1 and August 1 of each year, beginning August 1, 2003. FCX may redeem some or all of the notes at its option at a make-whole redemption price prior to February 1, 2007, and afterwards at stated redemption prices. The indenture governing the notes contains restrictions and limitations on incurring debt, creating liens, entering into sale leaseback transactions, taking actions to limit distributions from certain subsidiaries, selling assets, entering into certain transactions with affiliates, paying cash dividends on common stock, repurchasing or redeeming common or preferred equity, prepaying subordinated debt and making investments. The notes are unsecured.

In February 2003, FCX sold $575 million of 7% Convertible Senior Notes due 2011 for net proceeds of $559.1 million. Interest on the notes is payable semiannually on March 1 and September 1 of each year, beginning September 1, 2003. The notes are convertible, at the option of the holder, at any time on or prior to maturity into shares of FCX's common stock at a conversion price of $30.87 per share, which is equal to a conversion rate of approximately 32.39 shares of common stock per $1,000 principal amount of notes. The notes are unsecured.

In January 2004, FCX sold $350.0 million of 6 7/8% Senior Notes due 2014 for net proceeds of approximately $344 million. Interest on the notes is payable semiannually on February 1 and August 1 of each year, beginning August 1, 2004. FCX may redeem some or all of the notes at its option at a make-whole redemption price prior to February 1, 2009, and afterwards at stated redemption prices. The indenture governing the notes contains terms similar to the indenture for FCX's 10 1/8% Senior Notes, and the notes are unsecured.

In 2001, FCX sold $603.8 million of 8 1/4% Convertible Senior Notes due January 2006 (8 1/4% Notes) for net proceeds of $582.6 million. Interest on the notes is payable semiannually on January 31 and July 31 of each year. The 8 1/4% Notes are convertible, at the option of the holder, at a conversion price of $14.30 per share, which is equal to a conversion rate of approximately 69.9301 shares of FCX's common stock per $1,000 principal amount of notes. A portion of the net proceeds was used to purchase $139.8 million of U.S. government securities ($24.0 million remaining at December 31, 2003), which secure and are being used to pay scheduled interest payments on the notes through July 2004. The notes are otherwise unsecured. In August 2003, FCX privately negotiated the early conversion of 51.5 percent of its 8 1/4% Notes, which resulted in a $311.1 million reduction in debt, the issuance of 21.76 million shares of FCX common stock in accordance with the terms of the notes and the payment of $23.0 million in cash from restricted investments held in escrow for payment of future interest on these notes. FCX recorded charges totaling $24.7 million ($24.2 million to net income) related to the conversion. In January 2004, FCX completed a tender offer and privately negotiated transactions for a portion of the remaining 8 1/4% Notes, resulting in the early conversion of $225.8 million of notes into 15.8 million shares of FCX common stock. FCX expects to record an approximate $5 million net charge to net income in the first quarter of 2004 in connection with these transactions. After January 2004, $66.8 million of the 8 1/4% Notes remain outstanding and are callable beginning in August 2004.

In April 2003, FCX concluded tender offers for its 7.20% Senior Notes due 2026 and its 7.50% Senior Notes due 2006. Of the total $450 million outstanding at December 31, 2002, notes with a face amount of $234.0 million were tendered for $239.0 million cash. FCX recorded a charge of $6.6 million ($4.8 million to net income) to losses on early extinguishments of debt. In July 2003, FCX purchased an additional $76.0 million face amount of its 7.20% Senior Notes for $77.2 million, and recorded a charge to losses on early extinguishment of debt of $1.3 million ($0.9 million to net income). In October 2003, holders of $68.9 million of 7.20% Senior Notes elected early repayment as permitted under their terms. At December 31, 2003, FCX had outstanding $66.5 million of its 7.50% Senior Notes and $4.5 million of its 7.20% Senior Notes.

Redeemable Preferred Stock. As discussed in Note 1, upon adoption of SFAS No. 150 on July 1, 2003, mandatorily redeemable preferred stock totaling $450.0 million was reclassified as debt. On August 1, 2003, FCX redeemed the 6.0 million depositary shares representing its Gold-Denominated Preferred Stock, which traded on the New York Stock Exchange (NYSE) under the symbol "FCX PrB," for $210.5 million. The mandatory redemption of the FCX PrB shares reduced total consolidated debt by $232.6 million and resulted in a hedging gain to revenues of $22.1 million in 2003.

FCX has outstanding 4.3 million depositary shares representing 215,279 shares of its Gold-Denominated Preferred Stock, Series II totaling $167.4 million. Each depositary share has a cumulative quarterly cash dividend equal to the value of 0.0008125 ounce of gold and is mandatorily redeemable in February 2006 for the cash value of 0.1 ounce of gold. These depositary shares trade on the NYSE under the symbol "FCX PrC."

FCX has outstanding 4.8 million depositary shares representing 44,625 shares of its Silver-Denominated Preferred Stock totaling $37.5 million at December 31, 2003, and had 59,500 shares totaling $50.0 million at December 31, 2002. As of December 31, 2003, each depositary share has a cumulative quarterly cash dividend equal to the value of 0.01547 ounce of silver, which will decline by 33 percent after the next scheduled redemption payment. FCX made five annual mandatory partial redemption payments on the underlying Silver-Denominated Preferred Stock through August 2003. For each of the partial redemptions, the difference between FCX's carrying amount of $12.5 million and the actual redemption payments was credited to revenues as a hedging gain. The gain to revenues totaled $1.7 million in 2003, $0.8 million in 2002 and $2.1 million in 2001. Three annual redemption payments remain and will vary with the price of silver. These depositary shares trade on the NYSE under the symbol "FCX PrD."

Maturities and Capitalized Interest. Maturities of debt instruments and infrastructure asset financings based on the amounts and terms outstanding at December 31, 2003, totaled $152.4 million in 2004, $107.1 million in 2005, $635.3 million in 2006 (including $292.6 million of 8 1/4% Convertible Senior Notes), $121.4 million in 2007, $81.5 million in 2008 and $1,130.6 million thereafter. Capitalized interest totaled $3.0 million in 2003, $12.2 million in 2002 and $9.4 million in 2001.

NOTE 6. STOCKHOLDERS' EQUITY

Common Stock. FCX has 473.6 million authorized shares of capital stock consisting of 423.6 million shares of common stock and 50.0 million shares of preferred stock. At the 2002 annual shareholder meeting, FCX's shareholders approved the conversion of each outstanding share of Class A common stock into one share of Class B common stock. FCX now has only one class of common stock. The conversion created a new measurement date for FCX's Class A stock options that were converted to Class B stock options. Under accounting rules followed by FCX for stock-based compensation, the in-the-money value of these stock options on the new measurement date ($8.8 million) must be charged to earnings over the remaining vesting period of the options, which extends through January 2006. The related charge to general and administrative expenses totaled $2.3 million in 2003 and $1.6 million in 2002.

Preferred Stock. In December 2003, FCX called for redemption the depositary shares representing its Step-Up Convertible Preferred Stock. Of the 14.0 million depositary shares outstanding at the time of call, 13.8 million depositary shares converted into 11.5 million shares of FCX's common stock. The remaining depositary shares outstanding are being redeemed for approximately $7 million in cash. These depositary shares traded on the NYSE under the symbol "FCX PrA."

Stock Award Plans. FCX currently has five stock-based compensation plans. FCX's Adjusted Stock Award Plan provided for the issuance of certain stock awards to employees, officers and directors of Freeport-McMoRan Inc. (FTX), the former parent of FCX, in connection with FTX's distribution of FCX shares to its shareholders in 1995. Under this plan, FCX made a one-time grant of awards to purchase up to 10.7 million common shares, including stock appreciation rights (SARs), at prices equivalent to the original FTX price at date of grant as adjusted for the proportionate market value of FCX shares at the time of the distribution. All options granted under this plan expire 10 years from the original FTX date of grant.

FCX's 1995 Stock Option Plan (the 1995 Plan) provides for the issuance of stock options and other stock-based awards (including SARs) for up to 10.0 million common shares at no less than market value at the time of grant. FCX's 1995 Stock Option Plan for Non-Employee Directors (the Director Plan) authorizes FCX to grant options to purchase up to 2.0 million shares and to grant up to 1.3 million SARs. Options and SARs granted under the Director Plan are exercisable in 25 percent annual increments beginning one year from the date of grant.

FCX's 1999 Stock Incentive Plan (the 1999 Plan) provides for the issuance of stock options, restricted stock and other stock-based awards. The 1999 Plan allows FCX to grant awards for up to 8.0 million common shares to eligible participants. The 1999 Plan also allows FCX senior executives to elect to receive restricted stock in place of all or part of their cash incentive compensation. Restricted stock grants vest over three years and are valued on the date of grant at 50 percent above the cash incentive compensation they replace. FCX granted 0.1 million shares of restricted stock in 2003, 0.1 million shares in 2002 and 0.2 million shares in 2001.

FCX's 2003 Stock Incentive Plan (the 2003 Plan) provides for the issuance of stock options, SARs, restricted stock and other stock-based awards for up to 8.0 million common shares to eligible participants.

Awards granted under all of the plans generally expire 10 years after the date of grant. Awards for 8.0 million shares under the 2003 Plan, 0.3 million shares under the 1999 Plan, 0.1 million shares under the Director Plan and no shares under the 1995 Plan were available for new grants as of December 31, 2003. A summary of stock options outstanding, including 0.5 million SARs, follows:

	2003		2002		2001	
	Number of Options	Weighted Average Option Price	Number of Options	Weighted Average Option Price	Number of Options	Weighted Average Option Price
Balance at January 1	15,944,087	$17.82	15,711,696	$18.55	15,066,702	$19.14
Granted	1,315,172	20.09	3,706,313	14.30	1,384,228	11.42
Exercised	(6,625,475)	15.75	(1,051,010)	11.18	(57,125)	10.46
Expired/Forfeited	(306,039)	19.93	(2,422,912)	20.00	(682,109)	17.91
Balance at December 31	10,327,745	19.38	15,944,087	17.82	15,711,696	18.55

In 1998, two FCX executive officers were granted stock options under the 1995 Plan to purchase a total of 2.6 million shares of FCX stock at $19.03 per share. The options may be exercised at any time through March 2006 and were granted in return for a five-year cap on their cash incentive compensation. Summary information of stock options outstanding at December 31, 2003, excluding SARs, follows:

	Options Outstanding			Options Exercisable	
	Number of Options	Weighted Average Remaining Life	Weighted Average Option Price	Number of Options	Weighted Average Option Price
$19.09 to $11.31	696,625	7.0 years	$10.96	183,750	$10.34
$13.78 to $20.34	7,412,807	8.0 years	16.96	3,514,959	18.39
$26.69 to $35.50	1,683,400	5.6 years	33.50	1,563,400	34.00
	9,792,832			5,262,109	

NOTE 7. STOCK-BASED COMPENSATION AND EARNINGS PER SHARE

Stock-Based Compensation. As of December 31, 2003, FCX has four stock-based employee compensation plans and one stock-based director compensation plan, which are more fully described in Note 6. FCX accounts for these plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, which require compensation cost for stock-based employee compensation plans to be recognized based on the difference on the date of grant, if any, between the quoted market price of the stock and the amount an employee must pay to acquire the stock. The following table illustrates the effect on net income and earnings per share if FCX had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," which requires compensation cost for all stock-based employee compensation plans to be recognized based on the use of a fair value method (in thousands, except per share amounts):

	2003	2002	2001
Net income applicable to common stock, as reported	$154,219	$127,050	$76,496
Add: Stock-based employee compensation expense included in reported net income for stock option conversions, restricted stock grants and SARs, net of taxes and minority interests	9,512	2,320	494
Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards, net of taxes and minority interests	(14,225)	(8,833)	(6,528)
Pro forma net income applicable to common stock	$149,506	$120,537	$70,462
Earnings per share:			
Basic – as reported	$ 0.99	$ 0.88	$ 0.53
Basic – pro forma	$ 0.96	$ 0.83	$ 0.49
Diluted – as reported	$ 0.97	$ 0.87	$ 0.53
Diluted – pro forma	$ 0.92	$ 0.80	$ 0.49

For the pro forma computations, the values of option grants were calculated on the dates of grant using the Black-Scholes option-pricing model. The weighted average fair value for stock option grants was $10.30 per option in 2003, $7.89 per option in 2002 and $6.30 per option in 2001. The weighted average assumptions used include a risk-free interest rate of 3.8 percent in 2003, 5.0 percent in 2002 and 5.2 percent in 2001; expected volatility of 47 percent; no annual dividends for grants prior to February 6, 2003, and a $0.36 per share annual dividend for grants after that date; and expected lives of 7 years. The pro forma effects on net income are not representative of future years because of the potential changes in the factors used in calculating the Black-Scholes valuation and the number and timing of option grants. No other discounts or restrictions related to vesting or the likelihood of vesting of stock options were applied.

Earnings Per Share. Basic net income per share of common stock was calculated by dividing net income applicable to common stock by the weighted-average number of common shares outstanding during the year. The following is a reconciliation of net income and weighted average common shares outstanding for purposes of calculating diluted net income per share (in thousands, except per share amounts):

	2003	2002	2001
Net income before preferred dividends and cumulative effect of changes in accounting principles	$197,253	$167,703	$113,025
Preferred dividends	(27,441)	(37,604)	(36,529)
Net income before cumulative effect	169,812	130,099	76,496
Cumulative effect of changes in accounting principles	(15,593)	(3,049)	—
Net income applicable to common stock	$154,219	$127,050	$ 76,496
Weighted average common shares outstanding	155,805	144,649	143,952
Add: Dilutive stock options (see Note 6)	3,094	1,498	678
Restricted stock (see Note 6)	203	271	308
Weighted average common shares outstanding for purposes of calculating diluted net income per share	159,102	146,418	144,938
Diluted net income per share of common stock:			
Before cumulative effect	$ 1.07	$ 0.89	$ 0.53
Cumulative effect	(.10)	(0.02)	—
Net income per share of common stock	$ 0.97	$ 0.87	$ 0.53

Outstanding stock options with exercise prices greater than the average market price of the common stock during the year are excluded from the computation of diluted net income per share of common stock. In addition, our convertible preferred stock (see Note 6) and our convertible senior notes (see Note 5) are excluded for all years presented because including the conversion of these instruments would have increased reported diluted net income per share. A recap of the excluded amounts follows (in thousands, except exercise prices):

	2003	2002	2001
Weighted average outstanding options	1,718	7,878	11,004
Weighted average exercise price	$ 30.37	$ 22.73	$ 21.61
Dividends on convertible preferred stock[a]	$ 20,532	$ 24,499	$ 24,499
Weighted average shares issuable upon conversion[a]	11,424	11,690	11,690
Interest on 8 1/4% Convertible Senior Notes, net of taxes[b]	$ 39,902	$ 50,488	$ 19,903
Weighted average shares issuable upon conversion[b]	33,992	42,220	17,004
Interest on 7% Convertible Senior Notes, net of taxes[c]	$ 36,873	N/A	N/A
Weighted average shares issuable upon conversion[c]	16,463	N/A	N/A

a. FCX's Step-Up Convertible Preferred Stock was redeemed in December 2003 (see Note 6).

b. 51.5 percent of FCX's 8 1/4% Convertible Senior Notes converted to FCX common stock in August 2003 and approximately 37 percent converted to FCX common stock in January 2004 (see Note 5).

c. FCX's 7% Convertible Senior Notes were issued on February 11, 2003, and are convertible into 18.6 million shares of common stock (see Note 5).

NOTE 8. INCOME TAXES

The components of FCX's deferred taxes follow (in thousands):

December 31,	2003	2002
Deferred tax asset:		
Foreign tax credits	$ 381,184	$ 316,575
U.S. alternative minimum tax credits	84,852	77,095
Atlantic Copper net operating loss carryforwards	98,896	82,814
Intercompany profit elimination	17,592	22,894
Valuation allowance	(564,932)	(476,484)
Total deferred tax asset	17,592	22,894
Deferred tax liability:		
Property, plant, equipment and development costs	(683,245)	(597,537)
Undistributed earnings in PT Freeport Indonesia	(141,246)	(96,640)
Deferred mining cost	(49,922)	(27,382)
Other	(28,427)	(7,845)
Total deferred tax liability	(902,840)	(729,404)
Net deferred tax liability	$(885,248)	$(706,510)

FCX has provided a valuation allowance equal to its tax credit carryforwards ($466.0 million at December 31, 2003, and $393.7 million at December 31, 2002) as these would only be used should FCX be required to pay regular U.S. tax, which is considered unlikely for the foreseeable future and because the foreign tax credits expire after five years. Atlantic Copper is subject to taxation in Spain and has not generated significant taxable income in recent years. FCX has provided a valuation allowance equal to the future tax benefits resulting from Atlantic Copper's net operating losses totaling $282.6 million at December 31, 2003, and $236.6 million at December 31, 2002, which expire through the year 2016.

PT Freeport Indonesia's Indonesian income tax returns have been audited through 1998. FCX's provision for income taxes consists of the following (in thousands):

	2003	2002	2001
Current income taxes:			
Indonesian	$218,017	$186,418	$129,962
United States and other	9,383	7,624	5,931
	227,400	194,042	135,893
Deferred Indonesian taxes	110,653	51,476	67,086
Provision for income taxes per income statements	338,053	245,518	202,979
Tax effect of cumulative effect adjustments	6,306	(2,352)	—
Total provision for income taxes	$344,359	$243,166	$202,979

Differences between income taxes computed at the contractual Indonesian tax rate and income taxes recorded follow (dollars in thousands):

	2003		2002		2001	
	Amount	Percent	Amount	Percent	Amount	Percent
Income taxes computed at the contractual Indonesian tax rate	$204,321	35%	$157,382	35%	$125,572	35%
Indonesian withholding tax on:						
Earnings/dividends	42,632	7	34,955	8	25,652	7
Interest	1,223	—	1,551	—	1,899	1
Increase (decrease) attributable to:						
Intercompany interest expense	(4,789)	(1)	(8,496)	(2)	(6,153)	(2)
Parent company costs	61,923	11	45,279	10	32,083	9
U.S. alternative minimum tax	9,300	2	8,200	2	5,800	2
Atlantic Copper net loss	20,488	3	12,093	3	15,075	4
Other, net	2,955	1	(5,446)	(1)	3,051	1
Provision for income taxes per income statements	338,053	58%	245,518	55%	202,979	57%
Tax effect of cumulative effect adjustments	6,306		(2,352)		—	
Total provision for income taxes	$344,359		$243,166		$202,979	

NOTE 9. INVESTMENT IN PT SMELTING AND EMPLOYEE BENEFITS

PT Smelting. PT Smelting, an Indonesian company, operates a smelter/refinery in Gresik, Indonesia, with a stated production capacity of 200,000 metric tons of copper metal per year. PT Freeport Indonesia, Mitsubishi Materials Corporation (Mitsubishi Materials), Mitsubishi Corporation (Mitsubishi) and Nippon Mining & Metals Co., Ltd. (Nippon) own 25 percent, 60.5 percent, 9.5 percent and 5 percent, respectively, of the outstanding PT Smelting common stock. PT Freeport Indonesia provides nearly all of PT Smelting's copper concentrate requirements. For the first 15 years of PT Smelting's commercial operations beginning December 1998, the treatment and refining charges on the majority of the concentrate PT Freeport Indonesia supplies will not fall below a specified minimum rate, currently $0.23 per pound, which has been the rate since the commencement of operations in 1998. The rate is scheduled to decline to a floor of $0.21 per pound in early 2004. In December 2003, PT Smelting's shareholder agreement was amended to eliminate PT Freeport Indonesia's assignment of its earnings in PT Smelting to support a 13 percent cumulative annual return to Mitsubishi Materials, Mitsubishi and Nippon for the first 20 years of commercial operations. No amounts were paid under this assignment. PT Smelting had project-specific debt, nonrecourse to PT Freeport Indonesia, totaling $283.1 million at December 31, 2003, and $314.1 million at December 31, 2002.

Pension Plans. During 2000, FCX and FM Services Company decided to terminate their defined benefit pension plans covering substantially all U.S. and certain overseas expatriate employees and replace these plans, which have substantially the same provisions, with defined contribution plans, as further discussed below. All participants' account balances in the defined benefit plans were fully vested on June 30, 2000, and interest credits continue to accrue under the plans until the assets are finally liquidated. The final distribution will occur once approved by the Internal Revenue Service and the Pension Benefit Guaranty Corporation. The plans' investment portfolios were liquidated and invested in primarily short duration fixed-income securities in the fourth quarter of 2000 to reduce exposure to equity market volatility.

PT Freeport Indonesia has a defined benefit pension plan denominated in Indonesian rupiahs covering substantially all of its Indonesian national employees. PT Freeport Indonesia funds the plan and invests the assets in accordance with Indonesian pension guidelines. The pension obligation was valued at an exchange rate of 8,437 rupiah to one U.S. dollar on December 31, 2003, and 8,940 rupiah to one U.S. dollar on December 31, 2002. Labor laws enacted in 2003, which replace labor laws enacted in 2001, in Indonesia require that companies provide a minimum level of benefits to employees upon employment termination based on the reason for termination and the employee's years of service. PT Freeport Indonesia's pension benefit disclosures for 2003, as shown below, include the impact of this law as a $5.0 million increase in the benefit obligation and a component of unrecognized prior service cost being amortized over an approximate 11-year period.

Atlantic Copper has a contractual obligation denominated in euros to supplement amounts paid to certain retired Spanish national employees. Amended Spanish legislation required that Atlantic Copper begin funding its contractual obligation to the retired employees through a third party in November 2002. In August 2002, Atlantic Copper complied with the amended Spanish legislation by agreeing to fund 7.2 million euros annually for 15 years to an approved insurance company for its estimated 72 million euro contractual obligation to the retired employees. Payments of 7.2 million euros were made in both August 2002 and 2003. The insurance company invests the plan assets in accordance with Spanish regulations and Atlantic Copper has no control over these investments. Atlantic Copper is amortizing the unrecognized net actuarial loss over the remaining 13-year funding period. The scheduled annual payments of 7.2 million euros are not significantly more than the payments Atlantic Copper has made directly to these retired employees over the last several years.

Information as of December 31, 2003 and 2002 on the FCX (including FM Services Company since FCX acquired the remaining 50 percent ownership in FM Services Company on October 1, 2002), PT Freeport Indonesia and Atlantic Copper plans follows (dollars in thousands):

	FCX (U.S. and expatriate employees)		PT Freeport Indonesia (Indonesian employees)		Atlantic Copper (Spanish retirees)	
	2003	2002	2003	2002	2003	2002
Change in benefit obligation:						
Benefit obligation at beginning of year	$(29,723)	$(17,136)	$(25,553)	$(18,534)	$(74,732)	$(69,500)
Acquisition of FM Services Company obligation	—	(13,204)	—	—	—	—
Service cost	—	—	(3,148)	(2,041)	—	—
Interest cost	(1,085)	(887)	(3,366)	(2,166)	(4,821)	(4,266)
Actuarial gains (losses)	—	—	(1,246)	(1,345)	(235)	1,600
Effect of changes in law	—	—	(5,031)	—	—	—
Foreign exchange loss	—	—	(1,686)	(2,692)	(11,595)	(8,574)
Benefits paid	1,313	1,504	2,806	1,225	6,294	6,008
Benefit obligation at end of year	(29,495)	(29,723)	(37,224)	(25,553)	(85,089)	(74,732)
Change in plan assets:						
Fair value of plan assets at beginning of year	24,633	12,746	13,861	9,256	6,071	—
Addition of FM Services Company assets	—	12,752	—	—	—	—
Actual return on plan assets	751	639	1,541	1,591	—	—
Employer contributions[a]	—	—	3,281	2,643	8,498	12,079
Foreign exchange gain	—	—	1,551	1,596	—	—
Benefits paid	(1,313)	(1,504)	(1,698)	(1,225)	(6,294)	(6,008)
Fair value of plan assets at end of year	24,071	24,633	18,536	13,861	8,275	6,071
Funded status	(5,424)	(5,090)	(18,688)	(11,692)	(76,814)	(68,661)
Unrecognized net actuarial loss	—	—	6,994	5,467	8,801	9,882
Unrecognized prior service cost	—	—	8,601	4,149	—	—
Minimum liability adjustment	—	—	(2,220)	—	—	—
Accrued benefit cost	$ (5,424)	$ (5,090)	$ (5,313)	$ (2,076)	$(68,013)	$(58,779)
Accumulated benefit obligation	$(29,495)	$(29,723)	$(23,849)	$(15,737)	$(85,089)	$(74,732)
Weighted-average assumptions used to determine benefit obligations (percent):						
Discount rate	N/A[b]	N/A[b]	10.00	11.00	6.77	6.39
Rate of compensation increase	N/A[b]	N/A[b]	8.00	9.00	—	—
Weighted-average assumptions to determine net periodic benefit cost (percent):						
Discount rate	N/A[b]	N/A[b]	10.00	11.00	6.77	6.39
Expected return on plan assets	N/A[b]	N/A[b]	10.00	12.00	—	—
Rate of compensation increase	N/A[b]	N/A[b]	8.00	9.00	—	—

a. Employer contributions for 2004 are expected to approximate $30.4 billion rupiah for the PT Freeport Indonesia plan, 7.2 million euros for the Atlantic Copper plan and none for the FCX plan.

b. As discussed above, FCX and FM Services Company elected to terminate their defined benefit pension plans and ceased accruing benefits on June 30, 2000.

The components of net periodic benefit cost for FCX's and, since October 1, 2002, FM Services Company's pension plans follow (in thousands):

	2003	2002	2001
Interest cost	$1,085	$887	$756
Expected return on plan assets	(751)	(639)	(279)
Net periodic benefit cost	$ 334	$248	$477

The components of net periodic benefit cost for PT Freeport Indonesia's and Atlantic Copper's pension plans follow (in thousands):

	PT Freeport Indonesia			Atlantic Copper		
	2003	2002	2001	2003	2002	2001
Service cost	$ 3,148	$ 2,041	$1,072	$ —	$ —	$ —
Interest cost	3,366	2,166	1,237	4,821	4,266	4,152
Expected return on plan assets	(1,888)	(1,217)	(887)	—	—	—
Amortization of prior service cost	894	514	237	—	—	—
Amortization of net actuarial loss	478	242	63	1,316	785	780
Net periodic benefit cost	$ 5,998	$ 3,746	$1,722	$6,137	$5,051	$4,932

The pension plan weighted-average asset allocation for the FCX (including FM Services Company), PT Freeport Indonesia and Atlantic Copper plans at December 31, 2003 and 2002 follow:

	FCX		PT Freeport Indonesia		Atlantic Copper	
	2003	2002	2003	2002	2003	2002
Debt securities	97%	97%	5%	6%	100%	100%
Cash and bank deposits	3	3	95	94	—	—
Total	100%	100%	100%	100%	100%	100%

The FCX and FM Services Company pension plans were terminated in 2000 as discussed above. Therefore, the entire asset balance of $24.1 million at December 31, 2003, and any unfunded benefits will be paid upon liquidation of the plans after Internal Revenue Service and Pension Benefit Guaranty Corporation approval. The rupiah benefit payments that are expected to be paid for PT Freeport Indonesia's pension plan total 32.2 billion in 2004, 33.8 billion in 2005, 39.0 billion in 2006, 44.7 billion in 2007, 51.8 billion in 2008 and 266.4 billion for 2009 through 2013. Atlantic Copper's plan is administered by a third-party insurance company and Atlantic Copper is not provided benefit payment projections.

Other Benefits. FCX and FM Services Company also provide certain health care and life insurance benefits for retired employees. FCX and FM Services Company have the right to modify or terminate these benefits. The initial health care cost trend rate used for the other benefits was 11 percent for 2004, decreasing ratably each year until reaching 5 percent in 2009. A one-percentage-point increase or decrease in assumed health care cost trend rates would not have a significant impact on total service or interest cost. Information on the employee health care and life insurance benefits FCX and, since October 1, 2002, FM Services Company provide follows (in thousands):

	2003	2002
Change in benefit obligation:		
Benefit obligation at beginning of year	$(4,812)	$(1,754)
Acquisition of FM Services Company obligation	—	(3,134)
Service cost	(127)	(57)
Interest cost	(327)	(152)
Actuarial gains (losses)	(455)	22
Plan amendment	(400)	—
Participant contributions	(192)	(90)
Benefits paid	503	353
Benefit obligation at end of year	(5,810)	(4,812)
Change in plan assets:		
Fair value of plan assets at beginning of year	—	—
Employer/participant contributions	503	353
Benefits paid	(503)	(353)
Fair value of plan assets at end of year	—	—
Funded status	(5,810)	(4,812)
Unrecognized net actuarial loss	619	179
Unrecognized prior service cost	(503)	(631)
Accrued benefit cost	$(5,694)	$(5,264)
Discount rate assumption (percent)	6.25	6.75

Expected benefit payments for these plans total $0.4 million in 2004 and 2005, $0.5 million in 2006, 2007 and 2008, and $2.6 million in 2009 through 2013. The components of net periodic benefit cost for FCX's and, since October 1, 2002, FM Services Company's health care and life insurance benefits follow (in thousands):

	2003	2002	2001
Service cost	$127	$ 57	$ 71
Interest cost	327	152	105
Amortization of prior service cost	273	(62)	(42)
Amortization of net actuarial loss (gain)	14	(33)	(56)
Net periodic benefit cost	$741	$114	$ 78

FCX and FM Services Company have employee savings plans under Section 401(k) of the Internal Revenue Code that generally allow eligible employees to contribute up to 50 percent of their pre-tax compensation, but no more than a specified limit (currently $13,000). FCX and FM Services Company match 100 percent of the first 5 percent of the employees' contribution. As a result of FCX's and FM Services Company's decision to terminate their defined benefit pension plans effective July 1, 2000, FCX and FM Services Company fully vested their matching contributions for all active Section 401(k) plan participants on June 30, 2000. Subsequently, all new plan participants vest 100 percent in FCX's and FM Services Company's matching contributions upon three years of service.

During 2000, FCX and FM Services Company also established additional defined contribution plans for substantially all their employees following their decision to terminate their defined benefit pension plans. Under these plans, FCX and FM Services Company contribute amounts to individual accounts totaling either 4 percent or 10 percent of each employee's pay, depending on a combination of each employee's age and years of service. The costs charged to operations for FCX's and, since October 1, 2002, FM Services Company's employee savings plans and defined contribution plans totaled $2.8 million in 2003, $1.2 million in 2002 and $1.0 million in 2001. FCX and FM Services Company have other employee benefit plans, certain of which are related to FCX's performance, which costs are recognized currently in general and administrative expense. Atlantic Copper adopted a defined contribution employee plan in 2001 and recorded charges totaling $0.4 million in 2003 and $0.3 million in 2002 for annual service costs and $7.0 million in 2001 for past service costs related to this plan.

NOTE 10. COMMITMENTS AND CONTINGENCIES

Grasberg Open-Pit Slippage Event. On October 9, 2003, a slippage of material occurred in a section of the Grasberg open pit, resulting in eight fatalities. On December 12, 2003, a debris flow involving a relatively small amount of loose material occurred in the same section of the open pit resulting in only minor property damage. All material involved in the affected mining areas has been removed. The events caused PT Freeport Indonesia to alter its short-term mine sequencing plans, which is adversely affecting near-term production. While PT Freeport Indonesia expects to resume normal production activities in the second quarter of 2004, no assurance can be given that these events will not adversely affect production over the longer term or that similar events will not occur in the future.

As a result of the fourth quarter 2003 slippage events, PT Freeport Indonesia notified its copper concentrate customers that it was declaring force majeure under the terms of its contracts as it would be unable to satisfy its annual sales and delivery commitments. Under those contracts, a declaration of force majeure allows PT Freeport Indonesia to cancel, reduce or delay the sale and delivery of concentrates to its customers during the affected period caused by an event of force majeure. No assurance can be given that concentrate customers will not challenge the declaration of force majeure or assert claims for the failure to sell and deliver copper concentrates.

PT Freeport Indonesia maintains property damage and business interruption insurance related to its operations. PT Freeport Indonesia has notified its insurers that it will be presenting a claim and is in the process of quantifying the extent of its losses from the October 9 and December 12 events. Any losses covered by insurance would be subject to a substantial deductible and various coverage limits. No assurance can be provided at this time about the extent to which PT Freeport Indonesia's losses will be covered by insurance.

Environmental, Reclamation and Mine Closure. FCX has an environmental policy committing it not only to compliance with federal, state and local environmental statutes and regulations, but also to continuous improvement of its environmental performance at every operational site. FCX believes that its operations are being conducted pursuant to applicable permits and are in compliance in all material respects with applicable environmental laws, rules and regulations. FCX incurred aggregate environmental capital expenditures and other environmental costs, including Rio Tinto's share, totaling $72.1 million in 2003, $62.6 million in 2002 and $78.2 million in 2001.

The ultimate amount of reclamation and closure costs to be incurred at PT Freeport Indonesia's operations will be determined based on applicable laws and regulations and PT Freeport Indonesia's assessment of appropriate remedial activities in the circumstances, after consultation with governmental authorities, affected local residents and other affected parties and cannot currently be projected with precision. Estimates of the ultimate reclamation and closure costs PT Freeport Indonesia will incur in the future involve complex issues requiring integrated assessments over a period of many years and are subject to revision over time as more complete studies are performed. Some reclamation costs will be incurred during mining activities, while most closure costs and the remaining reclamation costs will be incurred at the end of mining activities, which are currently estimated to continue for more than 30 years.

Effective January 1, 2003, FCX adopted SFAS No. 143 (see Note 1). At December 2003, PT Freeport Indonesia revised its reclamation and closure estimates for (1) changes in the projected timing of certain reclamation costs because of the slippage in the Grasberg open pit, (2) changes in certain cost estimates and (3) additional asset retirement obligations incurred during 2003. At December 31, 2003, FCX estimated these aggregate undiscounted obligations to be approximately $130 million for PT Freeport Indonesia, $17 million for Atlantic Copper and $11 million for PT Smelting, and estimated PT Freeport Indonesia's aggregate discounted asset retirement obligations to be $25.7 million and Atlantic Copper's to be $0.8 million. These changes are not expected to have a material impact on future net income. A rollforward of FCX's consolidated discounted asset retirement obligations follows (in thousands):

	2003
Asset retirement obligation at beginning of year	$28,485
Liabilities incurred	605
Liabilities settled	(1,222)
Accretion expense	2,852
Revision for changes in estimates	(4,333)
Foreign exchange loss	99
Asset retirement obligation at end of year	$26,486

In 1996, PT Freeport Indonesia began contributing to a cash fund ($5.0 million balance at December 31, 2003) designed to accumulate at least $100 million (including interest) by the end of its Indonesian mining activities. PT Freeport Indonesia plans to use this fund, including accrued interest, to pay the above-mentioned mine closure and reclamation costs. Any costs in excess of the $100 million fund would be funded by operational cash flow or other sources. Future changes in regulations could require FCX to incur additional costs that would be charged against future operations. Estimates involving environmental matters are by their nature imprecise and can be expected to be revised over time because of changes in government regulations, operations, technology and inflation.

Contract of Work. FCX is entitled to mine in Indonesia under the "Contract of Work" between PT Freeport Indonesia and the Government of Indonesia. The original Contract of Work was entered into in 1967 and was replaced with a new Contract of Work in 1991. The initial term of the current Contract of Work expires in 2021, but can be extended by PT Freeport Indonesia for two 10-year periods, subject to Indonesian government approval, which cannot be withheld or delayed unreasonably. Given the importance of contracts of work under the Indonesian legal system and PT Freeport Indonesia's 30 years of working with the Indonesian government, which included entering into the Contract of Work in 1991 well before the expiration of the 1967 Contract of Work, PT Freeport Indonesia fully expects that the government will approve the extensions as long as it continues to comply with the terms of the Contract of Work.

Social and Economic Development Programs. FCX has a comprehensive social, employment and human rights policy to ensure that its operations are conducted in a manner respecting basic human rights, the laws and regulations of the host country, and the culture of the people who are indigenous to the areas in which FCX operates. In 1996, PT Freeport Indonesia established the Freeport Partnership Fund for Community Development, which was previously called the Freeport Fund for Irian Jaya Development, through which PT Freeport Indonesia has made available funding and expertise to support the economic and social development of the area. PT Freeport Indonesia has committed to provide one percent of its annual revenue for ten years beginning in mid-1996 for the development of the local people through the Freeport Partnership Fund for Community Development. PT Freeport Indonesia charged $17.4 million in 2003, $15.2 million in 2002 and $14.1 million in 2001 to production costs for this commitment.

Long-Term Contracts and Operating Leases. Atlantic Copper has firm contractual commitments with parties other than PT Freeport Indonesia to purchase concentrate totaling 468,000 metric tons in 2004, 361,000 metric tons in 2005, 282,000 metric tons in 2006 and 196,000 metric tons in 2007 at market prices.

As of December 31, 2003, FCX's aggregate minimum annual contractual payments, including Rio Tinto's share, under noncancelable long-term operating leases which extend to 2030 totaled $7.0 million in 2004, $6.3 million in 2005, $5.5 million in 2006, $2.0 million in 2007, $0.3 million in 2008 and $1.1 million thereafter. Minimum payments under operating leases have not been reduced by aggregate minimum sublease rentals of $1.1 million due under noncancelable subleases. Total aggregate rental expense under operating leases amounted to $6.6 million in 2003, $2.4 million in 2002 and $1.2 million in 2001.

Share Purchase Program. In June 2000, FCX's Board of Directors authorized a 20-million-share increase in FCX's open market share purchase program, bringing the total shares approved for purchase under this program to 80 million. From inception of this program in July 1995 through October 2003, FCX has purchased a total of 70.7 million shares for $1.24 billion (an average of $17.53 per share). In October 2003, FCX's Board of Directors approved a new open market share purchase program for up to 20 million shares which replaced the previous program. The timing of future purchases of common stock is dependent upon many factors including the price of FCX's common shares, its cash flow and financial position, and general economic and market conditions. As discussed in Note 5, two of FCX's senior notes and, in certain circumstances, FCX's credit facility contain limitations on common stock purchases. No purchases have occurred since the first quarter of 2001.

NOTE 11. FINANCIAL INSTRUMENTS

FCX and its subsidiaries have entered into derivative contracts in limited instances to achieve specific objectives. Currently, these objectives principally relate to managing risks associated with foreign currency, commodity price and interest rate risks with Atlantic Copper's smelting operations, where certain derivative contracts are required under financing agreements. In addition, in response to volatility in the Indonesian rupiah and Australian dollar currencies, FCX has sought to manage certain foreign currency risks with PT Freeport Indonesia's mining operations. In the past, FCX has also entered into derivative contracts related to PT Freeport Indonesia's exposure to copper and gold prices, but activities in this regard since 1997 have been limited to establishing fixed prices for open copper sales under PT Freeport Indonesia's concentrate sales contracts. FCX does not enter into derivative contracts for speculative purposes.

Summarized below are financial instruments whose carrying amounts are not equal to their fair value and unmatured derivative financial instruments at December 31, 2003 and 2002 (in thousands). Fair values are based on quoted market prices and other available market information.

	2003		2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Commodity contracts:				
Open contracts in asset position	$ —	$ —	$ 459	$ 459
Open contracts in liability position	(3,374)	(3,374)	—	—
Redeemable preferred stock[a]	—	—	(450,003)	(371,537)
Embedded derivatives in concentrate sales contracts	10,611	10,611	(2,225)	(2,225)
Foreign exchange contracts:				
$U.S./euro	—	—	1,387	1,387
Long-term debt[a]	(2,228,330)	(3,277,320)	(2,038,390)	(2,265,800)
Interest rate swap contracts	(1,576)	(1,576)	(3,151)	(3,151)

a. Effective July 1, 2003, redeemable preferred stock was classified as debt in accordance with SFAS No. 150 (see Note 5).

FCX follows SFAS No. 133 and changes in the fair value of unrealized derivative contracts that qualify as hedges are not reported in current earnings, but are included in other comprehensive income (see Note 1). A recap of gains (losses) charged to earnings for redeemable preferred stock redemptions, derivative contracts and embedded derivatives follows (in millions):

	2003	2002	2001
FCX:			
Silver-Denominated preferred stock	$ 1.7	$ 0.8	$ 2.1
Gold-Denominated preferred stock	22.1	—	—
PT Freeport Indonesia:			
Foreign currency exchange contracts	—	11.0	(0.7)
Embedded derivatives in concentrate sales contracts	38.9	1.0	(36.4)
Atlantic Copper:			
Foreign currency exchange contracts	9.6	(1.2)	(3.0)
Forward copper contracts	8.0	0.6	4.7
Interest rate contracts	(2.1)	(3.2)	(1.1)

Commodity Contracts. From time to time, PT Freeport Indonesia has entered into forward and option contracts to hedge the market risk associated with fluctuations in the prices of commodities it sells. The primary objective of these contracts has been to set a minimum price and the secondary objective is to retain market upside, if available at a reasonable cost. As of December 31, 2003, FCX had no price protection contracts relating to its mine production. FCX has outstanding gold-denominated and silver-denominated redeemable preferred stock with dividends and redemption amounts determined by commodity prices. FCX elected to continue its historical accounting for its redeemable preferred stock indexed to commodities under the provisions of SFAS No. 133 which allow such instruments issued before January 1, 1998, to be excluded from those instruments required to be adjusted for changes in their fair values. Therefore, FCX's redeemable preferred stock is recorded at its original issue value less redemptions, totaling $204.9 million at December 31, 2003 (see Note 5).

Certain of PT Freeport Indonesia's concentrate sales contracts allow for final pricing in future periods. Under SFAS No. 133, these pricing terms cause a portion of the contracts to be considered embedded derivatives, which must be recorded at fair value.

PT Freeport Indonesia adjusts its revenues for these embedded derivatives to reflect fair value based on forward prices for the final pricing periods on each reporting date. Changes in the fair value of these embedded derivatives are recorded in current period revenues.

Atlantic Copper enters into forward copper contracts designed to hedge its copper price risk whenever its physical purchases and sales pricing periods do not match. Although these contracts are intended to hedge against changes in copper prices, they do not qualify for hedge accounting treatment under SFAS No. 133 because Atlantic Copper bases its hedging contracts on its net sales/purchases position, and contracts to hedge a net position do not qualify for hedge accounting under SFAS No. 133. At December 31, 2003, Atlantic Copper held forward copper sales contracts for 24.3 million pounds at an average price of $0.93 per pound through February 2004.

Foreign Currency Exchange Contracts. PT Freeport Indonesia and Atlantic Copper enter into foreign currency forward contracts to hedge the market risks of their forecasted costs denominated in a currency other than the U.S. dollar, their functional currency. The primary objective of these contracts is either to lock in an exchange rate or to minimize the impact of adverse exchange rate changes. As of December 31, 2003, FCX had no outstanding foreign currency contracts. Atlantic Copper's lenders agreed to waive the requirements to hedge anticipated euro-denominated operating costs and interest costs through March 2004.

Debt and Interest Rate Contracts. Atlantic Copper entered into interest rate swaps to manage exposure to interest rate changes on a portion of its variable-rate debt. The primary objective of these contracts is to lock in an interest rate considered to be favorable. Under the terms of its swaps, Atlantic Copper pays an average of 4.8 percent on $41.5 million of financing at December 31, 2003, reducing quarterly through March 2005. Atlantic Copper will pay an average of 5.1 percent on an average of $39.6 million in 2004 and 3.6 percent on $36.5 million in the first quarter of 2005. Interest on comparable floating rate debt averaged 4.4 percent in 2003, 1.9 percent in 2002 and 4.5 percent in 2001, resulting in additional interest costs totaling $2.1 million in 2003, $3.2 million in 2002 and $1.1 million in 2001. Atlantic Copper has designated its interest rate swap contracts as cash flow hedges and no ineffectiveness is expected from these hedges. As of December 31, 2003, FCX expects to reclass $1.5 million of unrealized losses to 2004 earnings related to its outstanding interest rate swap contracts.

Atlantic Copper is a party to letters of credit totaling $13.7 million at December 31, 2003. Fair value of these letters of credit approximates their face value at December 31, 2003.

NOTE 12. SEGMENT INFORMATION

FCX follows SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," which requires that companies disclose segment data based on how management makes decisions about allocating resources to segments and measuring their performance. FCX has two operating segments: "mining and exploration" and "smelting and refining." The mining and exploration segment consists of FCX's Indonesian activities including PT Freeport Indonesia's copper and gold mining operations, PT Puncakjaya Power's (see Note 2) power generating operations after eliminations with PT Freeport Indonesia and FCX's Indonesian exploration activities. The smelting and refining segment includes Atlantic Copper's operations in Spain and PT Freeport Indonesia's equity investment in PT Smelting in Gresik, Indonesia. The segment data presented below were prepared on the same basis as the consolidated FCX financial statements.

(In Thousands)	Mining and Exploration	Smelting and Refining	Eliminations and Other	FCX Total
2003				
Revenues	$1,744,580[a]	$910,417	$(442,832)	$2,212,165
Production and delivery	631,951	892,681	(453,306)[b]	1,071,326
Depreciation and amortization	190,450	28,464	11,889	230,803
Exploration expenses	6,284	—	165	6,449
General and administrative expenses	123,408[c]	11,023	(54,152)[c]	80,279
Operating income (loss)	$ 792,487	$ (21,751)	$ 52,572	$ 823,308
Equity in PT Smelting earnings	$ —	$ 5,609	$ —	$ 5,609
Interest expense, net	$ 44,861	$ 16,675	$ 135,481	$ 197,017
Provision for income taxes	$ 273,378	$ —	$ 64,675	$ 338,053
Capital expenditures	$ 129,029	$ 9,941	$ 216	$ 139,186
Total assets	$3,656,714	$689,213[d]	$ 372,439	$4,718,366
2002				
Revenues	$1,519,010[a]	$768,680	$(377,228)	$1,910,462
Production and delivery	554,870	729,789	(346,197)[b]	938,462
Depreciation and amortization	218,716	27,652	14,078	260,446
Exploration expenses	2,965	—	147	3,112
General and administrative expenses	55,302[c]	8,675	4,328[c]	68,305
Operating income (loss)	$ 687,157	$ 2,564	$ (49,584)	$ 640,137
Equity in PT Smelting losses	$ —	$ 4,181	$ —	$ 4,181
Interest expense, net	$ 71,424	$ 18,436	$ 81,349	$ 171,209
Provision for income taxes	$ 221,527	$ —	$ 23,991	$ 245,518
Capital expenditures	$ 181,092	$ 5,108	$ 1,804	$ 188,004
Total assets	$3,339,449	$650,640[d]	$ 202,104	$4,192,193
2001				
Revenues	$1,414,114[a]	$758,282	$(333,530)	$1,838,866
Production and delivery	545,858	738,618	(341,037)[b]	943,439
Depreciation and amortization	251,835	27,262	4,792	283,889
Exploration expenses	8,496	—	694	9,190
General and administrative expenses	44,470	8,384	6,568	59,422
Operating income (loss)	$ 563,455	$ (15,982)	$ (4,547)	$ 542,926
Equity in PT Smelting losses	$ —	$ 5,137	$ —	$ 5,137
Interest expense, net	$ 95,238	$ 25,279	$ 53,078	$ 173,595
Provision for income taxes	$ 170,013	$ —	$ 32,966	$ 202,979
Capital expenditures	$ 154,396	$ 10,599	$ 1,977	$ 166,972
Total assets	$3,191,053	$649,422[d]	$ 371,454	$4,211,929

a. Includes PT Freeport Indonesia sales to PT Smelting totaling $510.2 million in 2003, $391.1 million in 2002 and $374.1 million in 2001.

b. Includes deferrals (recognition) of intercompany profits on 25 percent of PT Freeport Indonesia's sales to PT Smelting, for which the final sale has not occurred, totaling $(7.0) million in 2003, $8.4 million in 2002 and $(6.2) million in 2001.

c. Includes charges to the mining and exploration segment for FCX stock option exercises which are eliminated in consolidation and totaled $69.1 million in 2003 and $6.8 million in 2002.

d. Includes PT Freeport Indonesia's equity investment in PT Smelting totaling $58.2 million at December 31, 2003, $44.6 million at December 31, 2002, and $57.2 million at December 31, 2001.

Through its operating subsidiaries, FCX markets its products worldwide primarily pursuant to the terms of long-term contracts. As a percentage of consolidated revenues, revenues under long-term contracts totaled approximately 95 percent in 2003 and 2002 and 91 percent in 2001. The only customer under long-term contracts with over ten percent of revenues in at least one of the past three years is PT Smelting with 23 percent in 2003 and 20 percent in 2002 and 2001.

FCX revenues attributable to various countries based on the location of the customer follow (in thousands):

	2003	2002	2001
Indonesia (PT Smelting)	$ 510,245	$ 391,071	$ 374,050
Japan	412,440	342,899	283,577
Spain	372,791	378,817	357,865
Switzerland	130,518	146,062	221,865
United States	45,682	125,793	146,338
Others	740,489	525,820	455,171
Total	$2,212,165	$1,910,462	$1,838,866

FCX revenues attributable to the products it produces follow (in thousands):

	2003	2002	2001
Copper in concentrates[a]	$ 612,443	$ 599,358	$ 548,821
Gold in concentrates	685,230	546,048	544,694
Silver in concentrates	16,374	14,740	14,207
Refined copper products	576,288	532,769	548,371
Gold and silver in slimes	272,050	209,136	189,142
Royalties	(26,472)	(24,532)	(24,302)
Sulphur and other	76,252	32,943	17,933
	$2,212,165	$1,910,462	$1,838,866

a. Amounts are net of treatment and refining charges totaling $179.1 million for 2003, $215.8 million for 2002 and $200.3 million for 2001.

NOTE 13. SUPPLEMENTARY MINERAL RESERVE INFORMATION (UNAUDITED)

Proven and probable reserves were determined by the use of mapping, drilling, sampling, assaying and evaluation methods generally applied in the mining industry, as more fully discussed below. The term "reserve," as used in our reserve data presented here, means that part of a mineral deposit which can be economically and legally extracted or produced at the time of the reserve determination. The term "proven reserves" means reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; (b) grade and/or quality are computed from the result of detailed sampling; and (c) the sites for inspection, sampling and measurements are spaced so closely and the geologic character is sufficiently defined that size, shape, depth and mineral content of reserves are well established. The term "probable reserves" means reserves for which quantity and grade are computed from information similar to that used for proven reserves but the sites for sampling are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

All of PT Freeport Indonesia's current aggregate (including Rio Tinto's share) proven and probable reserves, shown below, are located in Block A of PT Freeport Indonesia's Contract of Work. The initial term of the Contract of Work covering Block A expires at the end of 2021. PT Freeport Indonesia can extend this term for two successive 10-year periods, subject to the approval of the Indonesian government, which cannot be withheld or delayed unreasonably. PT Freeport Indonesia's reserve amounts reflect its estimates of the reserves that can be recovered before the end of 2041 (the expiration of the two 10-year extensions). PT Freeport Indonesia's current mine plan has been developed and its operations are based on receiving the two 10-year extensions. As a result, PT Freeport

Indonesia does not anticipate the mining of all of its reserves prior to the end of 2021 based on its current mine plan, and there can be no assurance that the Indonesian government will approve the extensions. Prior to the end of 2021, under its current mine plan PT Freeport Indonesia expects to mine approximately 48 percent of aggregate proven and probable ore, representing approximately 62 percent of its share of recoverable copper reserves and approximately 72 percent of its share of recoverable gold reserves.

		Average Ore Grade Per Metric Ton					Proven and Probable Recoverable Reserves		
Year-End	Ore	Copper	Gold		Silver		Copper	Gold	Silver
	(Thousand Metric Tons)	(%)	(Grams)	(Ounces)	(Grams)	(Ounces)	(Billions of Lbs.)	(Millions of Ozs.)	(Millions of Ozs.)
1999	2,395,175	1.13	1.05	.034	3.85	.124	49.9	61.6	148.8
2000	2,514,532	1.10	1.04	.033	3.40	.109	50.9	63.7	139.6
2001	2,583,883	1.13	1.05	.034	3.72	.120	52.5	64.5	151.6
2002	2,584,465	1.12	1.02	.033	3.73	.120	53.3	62.6	147.6
2003	2,695,883	1.08	0.98	.032	3.72	.120	54.4	60.4	159.4
By Ore Body at December 31, 2003:									
Developed and producing:									
Grasberg open pit	750,753	1.06	1.25	.040	2.46	.079	14.7	25.4	30.1
Deep Ore Zone	170,132	0.93	0.63	.020	4.96	.159	2.9	2.6	13.3
Undeveloped:									
Grasberg block cave	874,354	1.04	0.81	.026	2.90	.093	17.2	16.0	46.4
Kucing Liar	498,999	1.31	1.18	.038	5.63	.181	12.4	9.3	38.8
Mill Level Zone	176,374	0.88	0.74	.024	4.01	.129	2.9	3.1	11.1
Ertsberg Stockwork Zone	121,714	0.49	0.90	.029	1.65	.053	1.1	2.7	3.2
Big Gossan	32,906	2.81	1.00	.032	16.85	.542	1.7	0.8	8.7
Dom block cave	43,651	1.10	0.31	.010	5.94	.191	0.8	0.3	4.0
Dom open pit	27,000	1.80	0.43	.014	9.60	.309	0.7	0.2	3.8
Total	2,695,883	1.08	0.98	.032	3.72	.120	54.4	60.4	159.4
PT Freeport Indonesia's share							39.7	46.6	116.8
FCX's equity share[a]							36.0	42.2	105.9

a. Reflects FCX's 90.6 percent ownership interest (see Note 2).

Estimated recoverable reserves were assessed using a copper price of $0.85 per pound, a gold price of $270 per ounce and a silver price of $5.00 per ounce. With respect to the proven and probable reserves presented above, if metal prices were adjusted to the approximate average London spot prices for the past three years, i.e., copper prices adjusted from $0.85 per pound to $0.74 per pound and gold prices adjusted from $270 per ounce to $315 per ounce, there would be no change in proven and probable reserves.

Incremental cash flow attributable to the fourth concentrator mill expansion is shared 60 percent by PT Freeport Indonesia and 40 percent by Rio Tinto (Note 2). Incremental cash flow consists of amounts generated from production in excess of specified annual amounts based on the December 31, 1994, reserves and mine plan. The incremental revenues from production from the expansion and total revenues from production from Block A, including production from PT Freeport Indonesia's previously existing operations, share proportionately in operating, nonexpansion capital and administrative costs. PT Freeport Indonesia receives 100 percent of cash flow from its existing pre-expansion production facilities as specified by the contractual arrangements. PT Freeport Indonesia's estimated net share of recoverable reserves and FCX's equity interest in those reserves follow:

Year-End	PT Freeport Indonesia			FCX[a]		
	Copper	Gold	Silver	Copper	Gold	Silver
	(Billions of Lbs.)	(Millions of Ozs.)	(Millions of Ozs.)	(Billions of Lbs.)	(Millions of Ozs.)	(Millions of Ozs.)
1999	38.7	49.5	115.3	33.2	42.5	99.0
2000	38.9	50.3	108.5	33.4	43.2	93.2
2001	39.4	50.2	114.5	35.7	45.5	103.8
2002	39.4	48.5	110.9	35.7	44.0	100.5
2003	39.7	46.6	116.8	36.0	42.2	105.9

a. Reflects FCX's 85.9 percent ownership interest through 2000 and 90.6 percent ownership interest thereafter (see Note 2).

NOTE 14. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	Revenues	Operating Income	Net Income (Loss) Applicable to Common Stock	Net Income (Loss) Per Share Basic	Net Income (Loss) Per Share Diluted
(In Thousands, Except Per Share Amounts)					
2003					
1st Quarter	$ 524,596	$191,326	$ 49,245[a]	$ .34[a]	$ .33[a]
2nd Quarter	609,455	241,226	57,372	.39	.37[b]
3rd Quarter	631,990	286,278	47,366[c]	.30[c]	.29[b,c]
4th Quarter	446,124	104,478	236	—	—
	$2,212,165	$823,308	$154,219	.99	.97
2002					
1st Quarter	$ 392,680	$ 87,543	$ (4,154)[d]	$(.03)[d]	$(.03)[d]
2nd Quarter	407,999	122,410	5,576	.04	.04
3rd Quarter	538,739	206,076	61,537	.42	.39[b]
4th Quarter	571,044	224,108	64,091	.44	.41[b]
	$1,910,462	$640,137	$127,050	.88	.87

a. Includes a $9.1 million gain ($0.06 per share) for the cumulative effect of an accounting change associated with the adoption of SFAS No. 143 effective January 1, 2003 (see Note 1).

b. Includes the diluted effect of the assumed conversion of FCX's 8 1/4% Convertible Senior Notes.

c. Includes a $24.7 million charge ($0.15 per share for basic and $0.13 per share for diluted) for the cumulative effect of an accounting change associated with the adoption of SFAS No. 150 effective July 1, 2003 (see Note 1).

d. Includes a $3.0 million charge ($0.02 per share) for the cumulative effect of an accounting change associated with a change in depreciation methodology (see Note 1).

INVESTOR INQUIRIES
The Investor Relations Department will be pleased to receive any inquiries about the company's securities, including its common stock and depositary shares, or about any phase of the company's activities. A link to our Annual Report on Form 10-K filed with the Securities and Exchange Commission, which includes certifications of our Chief Executive Officer and Chief Financial Officer and the company's Ethics and Business Conduct Policy, is available on our web site. Additionally, copies will be furnished, without charge, to any stockholder of the company entitled to vote at its annual meeting, upon written request. The Investor Relations Department can be contacted as follows:

Freeport-McMoRan Copper & Gold Inc.
Investor Relations Department
1615 Poydras Street
New Orleans, Louisiana 70112
Telephone (504) 582-4000
www.fcx.com

TRANSFER AGENT
Questions about lost certificates, lost or missing dividend checks, or notifications of change of address should be directed to the FCX transfer agent, registrar, and dividend disbursement agent:

Mellon Investor Services LLC
Overpeck Centre, 85 Challenger Road
Ridgefield Park, New Jersey 07660
Telephone (800) 953-2493
www.melloninvestor.com

NOTICE OF ANNUAL MEETING
The annual meeting of stockholders will be held on May 6, 2004. Notice of the meeting, together with a proxy and a proxy statement, is being sent to stockholders. A post-meeting report summarizing the proceedings of the meeting will be available on our web site (www.fcx.com) within 10 days following the meeting. A copy of the report will be mailed at no charge to any stockholder requesting it.

FCX CLASS B COMMON SHARES
Our Class B common shares trade on the New York Stock Exchange (NYSE) under the symbol "FCX." The FCX share price is reported daily in the financial press under "FMCG" in most listings of NYSE securities. At year-end 2003, the number of holders of record of our Class B common shares was 9,937.

NYSE composite tape Class B common share price ranges during 2003 and 2002 were:

	2003		2002	
	High	Low	High	Low
First Quarter	$19.30	$16.01	$17.84	$13.06
Second Quarter	25.70	16.72	20.83	16.60
Third Quarter	34.57	23.45	18.50	11.75
Fourth Quarter	46.74	32.73	16.96	9.95

COMMON SHARE DIVIDENDS
There were no cash dividends paid on FCX common stock during 2002. In February 2003, the Board of Directors authorized a new cash dividend policy for FCX's common stock with the initial $0.09 per share quarterly dividend being paid on May 1, 2003. Below is a summary of the common stock cash dividend declared and paid for the quarterly periods of 2003:

	Amount per Share	Record Date	Payment Date
First Quarter	N/A	N/A	N/A
Second Quarter	$0.09	Apr. 15, 2003	May 1, 2003
Third Quarter	0.09	July 15, 2003	Aug. 1, 2003
Fourth Quarter	0.09	Oct. 15, 2003	Nov. 3, 2003

In October 2003, the Board of Directors authorized an increase in the cash dividend policy for FCX common stock. The new policy provides for an annual dividend of $0.80 per share, payable quarterly ($0.20 per share) with the increase taking effect with the February 2, 2004 dividend payment.

TAX WITHHOLDING – NONRESIDENT ALIEN STOCKHOLDERS
Nonresident aliens who own stock in a U.S. corporation are generally subject to a federal withholding tax on 100 percent of the dividends paid on that stock. However, when 80 percent or more of a corporation's income is generated outside the U.S., the withholding percentage is not calculated on 100 percent of the dividend but rather on that portion of the dividend attributable to income generated in the U.S. FCX has determined that, for quarterly dividends paid in 2003 to nonresident alien stockholders, none of the total dividend amount is subject to federal withholding tax because none of our income is from U.S. sources.

For quarterly dividends paid in 2004, FCX estimates that none of the total dividend amount is subject to federal withholding tax.

For additional information, please contact the Investor Relations Department.

FCX BENEFICIAL OWNERS
As reflected in our 2004 proxy statement, the beneficial owners of more than five percent of our outstanding Class B common stock as of December 31, 2003, are Rio Tinto International Holdings Limited (13.1 percent), FMR Corp. (11.1 percent) and Capital Research and Management (9.7 percent).

FREEPORT-McMoRan COPPER & GOLD INC.
1615 POYDRAS STREET
NEW ORLEANS, LOUISIANA 70112
WWW.FCX.COM